EXHIBIT 3

22A Management’s discussion and analysis	67A Consolidated financial statements	103A Supplementary information

CANADIAN GAAP

FINANCIAL REVIEW

Caution regarding forward-looking statements

From time to time, we make written and oral forward-looking statements within the meaning of certain securities laws, included in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2004, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which we conduct operations; the strength of the United States economy and the economies of other nations in which we conduct significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; inflation; judicial decisions; capital market and currency market fluctuations; the timely development and introduction of new products and services in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; our ability to complete strategic acquisitions and to integrate acquisitions; judicial or regulatory proceedings; changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the risks implicated by the foregoing.

We caution that the foregoing list of important factors is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Management’s discussion and analysis

This portion of the Annual Report provides a discussion and analysis of our financial condition and results of operations so as to enable a reader to assess material changes in financial condition and results of operations for the 12 months ended October 31, 2003, compared to those of the 12 months ended October 31, 2002. The consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP) are on pages 67A to 102A.

     In the fourth quarter of 2003, we changed the presentation of revenues and expenses of RBC Insurance and Royal Bank of Canada, without any effect on net income, to provide additional disclosures, which, we believe, make our disclosure more consistent with disclosure practices in the insurance industry. All comparative information has been appropriately reclassified. Total insurance revenues are now reported in non-interest income as insurance premiums, investment and fee income. Previously they had been reported in net interest income and in several lines of non-interest income, the largest of which was insurance revenues. The costs associated with generating these revenues are now captured in insurance policyholder benefits, claims and acquisition expense, whereas previously they were netted against the insurance revenues line in non-interest income. The administrative costs of RBC Insurance continue to be reported in non-interest expense. The table on page 30A provides a further breakout of these lines, and the accounting policies related to our insurance operations are contained in Note 1 to the consolidated financial statements on page 75A.

     Our fiscal year-end is October 31. All dollar amounts in management’s discussion and analysis are in Canadian dollars, unless otherwise specified.

Overview

TABLE 1 Net income and diluted earnings per share (EPS)

(C$ millions, except per share and percentage amounts)	% change	2003	2002

Net income	9%	$3,005	$2,762

EPS	12%	$4.39	$3.93

As shown in the table above, net income in 2003 increased $243 million or 9% over 2002 despite a $60 million decline in net income due to the strengthening of the Canadian dollar relative to the U.S. dollar, which resulted in a lower translated value of U.S. dollar-denominated earnings. The Canadian dollar appreciated 9% relative to the U.S. dollar, averaging US$.697 in 2003 compared to US$.637 in 2002. The movement of the Canadian dollar compared to currencies other than the U.S. dollar had a minimal impact on the change in our earnings compared to a year ago.

     The higher net income in 2003 predominantly reflected a reduction in the provision for credit losses of approximately $220 million after-tax.

     Diluted earnings per share were $4.39, up $.46 or 12% from a year ago, with approximately $.04 of the increase due to a reduction in the number of common shares outstanding, primarily as a result of the repurchase of common shares, which is discussed on page 59A. The stronger Canadian dollar reduced diluted earnings per share by $.09 in 2003.

     As shown in Table 2 below, our 2003 revenues continue to be diversified, with revenues from outside Canada totalling $6.9 billion or 39% of revenues, including U.S. revenues of $4.8 billion or 28% of total revenues.

     Canadian net income declined by $32 million or 2%, reflecting lower earnings from the domestic capital markets operations. U.S. net income increased by $238 million or 155%, largely due to stronger performance from RBC Dain Rauscher’s full-service brokerage and fixed income businesses and a $45 million after-tax decline in retention compensation costs, as well as a significantly lower provision for credit losses related to our business and government loan portfolio. Other international net income was up $37 million or 7% from 2002, reflecting higher earnings from the international reinsurance business.

TABLE 2 Earnings by geographic segment

	2003				2002

		United	Other			United	Other
(C$ millions)	Canada	States	International	Total	Canada	States	International	Total

Net interest income	$5,186	$1,188	$268	$6,642	$5,472	$1,106	$357	$6,935
Non-interest income	5,382	3,618	1,776	10,776	4,969	3,682	1,669	10,320

Total revenues	10,568	4,806	2,044	17,418	10,441	4,788	2,026	17,255
Provision for credit losses	527	106	88	721	529	440	96	1,065
Insurance policy holder benefits, claims and acquisition expense	679	580	437	1,696	498	502	535	1,535
Non-interest expense	5,992	3,511	906	10,409	5,920	3,676	824	10,420
Income taxes (1)	1,316	217	54	1,587	1,408	16	49	1,473

Net income	$2,054	$392	$559	$3,005	$2,086	$154	$522	$2,762

(1)	Includes non-controlling interest in net income of subsidiaries.

22A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Outlook

We are targeting growth in diluted earnings per share of 10–15% and a return on common equity of 17–19% in fiscal 2004 based on the expectations that our cost management and revenue enhancement efforts will allow expenses to grow at a lower rate than revenues and that business and capital market conditions will continue to improve in 2004.

Financial priorities

Revenue growth and diversification

In 2003, total revenues were up $163 million or 1% from a year ago, despite a $510 million decline in the translated value of U.S. dollar-denominated revenues due to the significant appreciation of the Canadian dollar relative to the U.S. dollar. The increase in revenues largely reflects higher insurance premiums, investment and fee income, and higher trading revenues in 2003. A detailed discussion follows on pages 38A to 41A.

Cost control

Non-interest expense was $11 million lower in 2003. While the stronger Canadian dollar relative to the U.S. dollar reduced the translated value of non-interest expense by $340 million, there were increases in pension and other postretirement benefit costs, costs related to further automating our retail banking technology infrastructure and expanding our retail sales force, and costs related to companies we acquired during the year. A full discussion is provided on pages 42A to 44A.

Strong credit quality

Provisions for credit losses declined by $344 million or 32% and gross impaired loans by $543 million or 24% this year due to a significant improvement in the quality of our corporate loan portfolio. Detailed discussion and tables can be found on pages 45A to 52A.

Balance sheet and capital management

Total assets were $403.0 billion at October 31, 2003, up $26.1 billion or 7% from October 31, 2002. At October 31, 2003, using Superintendent of Financial Institutions Canada (OSFI) guidelines and Canadian GAAP financial information, our Tier 1 capital ratio was 9.7% versus 9.3% at October 31, 2002, while the Total capital ratio was 12.8% versus 12.7%. Both ratios were above our medium-term (three- to five-year) capital goals of 8–8.5% for Tier 1 capital and 11–12% for Total capital. More details are provided on pages 58A to 60A.

Factors that may affect future results

There are numerous factors, many beyond our control, that could cause results to differ significantly from our expectations. Some of these factors are described below. Other factors, including credit, market, liquidity, insurance, operational and other risks are described in the Risk management section beginning on page 53A.

     By their very nature, and as noted in the “Caution regarding forward-looking statements” on page 21A, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on such statements in this management’s discussion and analysis as a number of important factors could cause actual results to differ materially from the plans, objectives, goals, targets, expectations, estimates and intentions expressed in such forward-looking statements.

Industry and non-company factors

As an integrated financial services company conducting business in Canada, the United States and other countries, our revenues and earnings are affected by the health of the economic, business and capital markets environments specific to the geographic regions in which we conduct business.

Factors such as interest rates, inflation, exchange rates, consumer spending, business investment, government spending, the health of the capital markets, and terrorism impact the business and economic environment and, ultimately, the amount of business we conduct in a specific geographic region. For example, in an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and consumer spending, the demand for our loan and other products would be adversely affected and the provision for credit losses would likely increase, resulting in lower earnings. Similarly, a downturn in the equity markets could cause a reduction in new issue and investor trading activity, assets under management (AUM) and assets under administration (AUA), resulting in lower fee, commission and other revenues.

Our earnings are affected by the monetary policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States.

Bond and money market expectations about inflation and central bank monetary policy decisions have an impact on the level of interest rates, which can have an impact on earnings. Our policy for the non-trading balance sheet is to manage the interest rate risk to a target level. We have defined this target level as a risk neutral balance sheet where the interest rate exposures of most assets and liabilities are matched, with the residual assets representing a notional investment of equity spread evenly across a term of 60 months. As a result, our interest rate risk profile has slightly faster repricing of assets than liabilities. Consequently, a decline in interest rates would tend to reduce the net interest income earned on our non-trading portfolio as shorter-term assets reprice and to increase the value of our longer-term assets. Conversely, an increase in interest rates would result in an increase in the net interest income and a decrease in the value of our longer-term assets. For a more complete discussion of interest rate risk and its potential impact on our non-trading portfolio, please refer to the discussion of asset/liability management activities in our non-trading portfolio on page 61A. For a more complete discussion of interest rate risk and its potential impact on our trading business, please refer to the discussion of trading activities on page 55A.

Our performance can be influenced by the degree of competition in the markets in which we operate.

The competition for clients among financial services companies in the consumer and business markets in which we operate is intense. Customer loyalty and retention can be influenced by a number of factors, including relative service levels, the prices and attributes of products or services, and actions taken by competitors. Non-financial companies can provide consumers with the option to pay bills and transfer funds without involving banks. Such disintermediation could reduce fee revenues.

Canadian GAAP Royal Bank of Canada 23A

Management’s discussion and analysis

Changes in the statutes, regulations and regulatory policies that govern activities in our various business lines could impact our results.

Regulations are in place to protect the financial and other interests of our clients. Changes to statutes, regulations or regulatory policies, including changes in the interpretation or implementation of statutes, regulations or regulatory policies, could affect us by increasing the ability of competitors to compete with the products and services we provide. In addition, our failure to comply with applicable statutes, regulations or regulatory policies could result in sanctions and financial penalties by regulatory agencies that could adversely impact our reputation and earnings.

     Although we take what we believe to be reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we will always be in compliance or deemed to be in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages and other costs that would have a negative impact on our earnings.

Failure to obtain accurate and complete information from or on behalf of customers and counterparties could adversely impact our results.

When deciding to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by or on behalf of customers and counterparties, including audited financial statements and other financial information. We also may rely on representations of customers and counterparties as to the completeness and accuracy of that information. Our financial condition could be adversely impacted if the financial statements on which we rely do not comply with generally accepted accounting principles (GAAP) or are materially misleading, and if customers or counterparties default on amounts owing to us.

Company specific factors

Our financial performance will be influenced by our ability to execute our U.S. expansion and integration strategy.

The first phase of our U.S. expansion strategy entailed putting together the original building blocks by acquiring businesses largely in the personal and commercial banking, insurance, and wealth management areas. The second phase entails adding to these original building blocks through additional strategic acquisitions, branch openings, greater market penetration, new product and service offerings, heightened marketing and sales initiatives, and more client referrals between the companies operating in our different business lines. It also entails achieving cost synergies through the integration of the back-office and head office functions of our business units. Although we regularly explore opportunities for strategic acquisitions of companies in our lines of business, there is no assurance that we will be able to continue to complete acquisitions on terms and conditions that satisfy our investment criteria. While results to date have generally met our targets, there is no assurance we will continue to achieve anticipated cost synergies from the integration of acquired companies. Our performance is contingent on retaining the clients and key employees of acquired companies, and there can be no assurance that we will always succeed in doing so.

The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by GAAP. In certain cases, GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet result in our reporting materially different amounts.

     Management exercises judgment in selecting and applying our accounting policies and methods to ensure that, while GAAP compliant, they reflect our best judgment of the most appropriate manner in which to record and report our financial condition and results of operations. Significant accounting policies to the consolidated financial statements are described on pages 72A to 76A.

     As detailed on pages 25A to 26A, two accounting policies have been identified as being “critical” to the presentation of our financial condition and results of operations as they (1) require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and (2) carry the likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. These critical accounting policies relate to adequacy of our allowance for credit losses and the determination of the fair value of certain of our financial instruments.

Other factors

Other factors that may affect future results include changes in trade policy, the timely development and introduction of new products and services in receptive markets, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, and our anticipation of and success in managing the associated risks.

     We caution that the foregoing discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Royal Bank of Canada, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other external and company specific factors that may adversely affect future results and the market valuation placed on our common shares. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us, or on our behalf.

24A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Critical accounting policies

Application of critical accounting policies

Our significant accounting policies are contained in Note 1 to the consolidated financial statements on pages 72A to 76A. Certain of these policies are recognized as critical accounting policies because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Our critical accounting policies relate to the allowance for credit losses and the fair value of certain financial instruments. They have been reviewed and approved by our Audit Committee, in consultation with management, as part of their review and approval of our significant accounting policies.

Allowance for credit losses

The allowance for credit losses of $2,164 million reflects management’s estimate of probable losses in our loan and off-balance sheet portfolios at October 31, 2003. This comprises a specific allowance of $757 million and a general allowance of $1,407 million as outlined in Note 6 on page 82A. Provisions for credit losses, which are charged to the income statement, increase the allowance, while write-offs net of any recoveries reduce the allowance. We determine and maintain the allowance based on a comprehensive and systematic review of our lending and off-balance sheet portfolios. As outlined in Note 1 on page 73A, the allowance is determined based on management’s identification and evaluation of problem accounts and estimation of probable losses that may exist in the remaining portfolio.

Specific allowance — This is maintained to absorb losses relating to both specifically identified borrowers and pools of homogeneous loans that include loans that have been recognized as impaired. The losses relating to identified large business and government debtors are estimated on an account-by-account basis based on the present value of expected cash flows. Management’s judgment is required when forecasting the amount and timing of future cash flows, determining the fair value of any underlying security, estimating the costs of realization, assessing observable market prices, and determining expectations about future prospects of the borrower and any guarantors on loans specifically identified as impaired. The losses relating to other portfolio-type products, excluding credit cards, which are directly written off after 180 days in arrears, are estimated based on the historical net write-off experience. This amount represents the average percentage lost on impaired balances and is based on past history and management’s judgment.

General allocated allowance — The general allocated allowance, which is reviewed on a quarterly basis, represents our best estimate of probable loan losses that have been incurred within the portfolio on loans not yet specifically identified as impaired. The size of this allowance is dependent largely on the quality of the portfolio and economic conditions.

     The methodology we employ to determine the general allocated allowance for business and government loans is supported by several parameters, such as the expected default frequencies associated with each borrower’s risk rating, loss in the event of default and exposure at default. These parameters, which allow us to generate a range of probable credit losses within the portfolio, are based on historical experience and are supported by external data. Management judgment and other supporting factors are then applied to determine the general allocated allowance within the range of probable credit losses. An adverse change in any of the above parameters would affect the range of probable credit losses derived and may have a similarly adverse impact on our general allocated allowance, while a favourable change may have a similarly corresponding impact. For more homogeneous loans, probable losses are estimated based upon historical migration and write-off rates we have experienced on each portfolio. Management uses this information in conjunction with its assessment of portfolio credit quality and economic and business conditions to determine the level of the general allocated allowance.

General unallocated allowance —The general unallocated allowance, also reviewed on a quarterly basis, reflects the subjective and judgmental elements involved in our determination of credit risk and the resulting loss estimates, and is an estimate of probable credit losses that have not been captured as part of the specific and general allocated allowance. In determining the general unallocated allowance, management considers regulatory requirements, recent loan loss experience and trends in credit quality and concentration as well as any inherent model imprecision.

Fair value of financial instruments

In accordance with Canadian GAAP, certain financial instruments are carried on our balance sheet at their fair value. These financial instruments comprise assets held in our trading portfolio, obligations related to securities sold short and derivative financial instruments (excluding non-trading derivatives subject to hedge accounting). At October 31, 2003, approximately $117 billion of our financial assets and $61 billion of our financial liabilities were carried at fair value. Fair value is defined as the amount at which an instrument could be bought or sold in a current transaction between willing parties, other than in a forced or liquidation sale.

     The fair value of the majority of the financial instruments in our portfolios is determined based on their quoted market price as it provides the best evidence of value, and best reflects the price between two willing parties attempting to transact in an open market. Note 23 on pages 98A to 99A provides disclosure of the estimated fair value of all our financial instruments at October 31, 2003.

     If a quoted market price is not available, we use internal or external financial valuation models to estimate the fair value. Where we believe the potential exists that the amount realized on sale will be less than the estimated fair value due to insufficient liquidity over a short period of time, a provision is made. We also maintain a provision for model risk, which may occur when the estimated value does not reflect the true value under certain stress market conditions. These provisions reflect varying levels of management judgment based on quantitative research and analysis, and industry practice.

     The majority of our trading portfolio and obligations related to securities sold short comprise or relate to actively traded debt and equity securities which are carried at fair value based on available quoted market prices. Where quoted market prices are not available for a particular security, the quoted market price of a security with similar characteristics and risk profile is used to estimate the fair value of the unquoted security.

     For derivative financial instruments, we determine fair value using various methodologies, including quoted market prices, prevailing market values for similar instruments, net present value of future cash flows and other internal or external pricing models. As few over-the-counter (OTC) derivative financial instruments are actively quoted, we rely primarily on internally developed pricing models and established industry standard pricing models, such as Black-Scholes, to determine fair value. For further information on our derivative instruments, refer to Note 21 on pages 95A to 97A.

     In determining the assumptions to be used in our pricing models, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates and price and rate volatilities as applicable. However, certain derivative financial instruments are valued using significant unobservable market inputs such as default correlations, among others. These inputs are subject to significantly more quantitative analysis and management judgment.

Canadian GAAP Royal Bank of Canada 25A

Management’s discussion and analysis

     The following table summarizes our significant financial assets and liabilities by valuation methodology at October 31, 2003:

Assets and liabilities carried at fair value by valuation methodology

	Financial assets		Financial liabilities

			Obligations
			related to
	Trading		securities
(C$ millions, except percentage amounts)	securities	Derivatives	sold short	Derivatives

Fair Value	$81,827	$35,668	$22,855	$37,655
Based on
Quoted market prices	87%	—%	95%	—%
Pricing models with significant observable market parameters	13	99	5	100
Pricing models with significant unobservable market parameters	—	1	—	—

Total	100%	100%	100%	100%

The use of methodologies, models and assumptions in pricing and valuing these financial assets and liabilities is subjective and requires varying degrees of judgment by management. The use of different methodologies, models and assumptions may result in significantly different fair values and financial results. To mitigate this risk, all significant financial valuation models are vetted by our risk management function, which is not involved in trading the assets and liabilities and is mandated to provide an independent perspective. Our internal financial valuation models for accounting are strictly controlled and regularly recalibrated, and require the approval of our risk management function.

In addition, OSFI reviews our models selectively based on the risk profile of the business to ensure appropriateness of the models and validity of the assumptions used by management.

     As outlined in Note 1 on page 72A, changes in the fair value of trading securities and obligations related to securities sold short are recognized as trading revenues in non-interest income.

     Changes in the fair value of our trading and non-trading derivatives that do not qualify for hedge accounting are recognized in non-interest income. Refer to Note 1 on page 73A for further details.

26A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Line of business results

Overview

Table 3 below shows our results by business segment in 2003. GAAP does not prescribe a method for allocating equity to business segments. For management and reporting purposes, we attribute common equity to our business segments (including the Other segment) based on methodologies designed to measure the equity capital necessary to underpin the risks of the businesses in each segment, as discussed in the Economic Capital section on page 54A. The difference between our total common equity and the common equity attributed to our business segments is allocated to the Other segment. The capital attribution methodologies involve judgment by management, are revised from time to time with changes applied prospectively and affect measures such as business segment return on equity (ROE).

     Furthermore, the attribution of common equity is a dynamic process and is affected by current business activity, volumes and environmental factors. Average common equity attributed to our business segments, except RBC Insurance and RBC Global Services, is lower than a year ago partially as a result of the decline in the value of U.S. dollar-denominated assets due to the appreciation of the Canadian dollar relative to the U.S. dollar. The decreases in RBC Banking and RBC Capital Markets are also the result of lower credit risk. Average common equity attributed to RBC Insurance is higher largely due to the acquisition of Business Men’s Assurance Company of America (BMA) on May 1, 2003.

     In addition, effective the first quarter of this year, we reduced the equity capital attributed to goodwill and intangibles risk, consistent with our capital attribution for other risk categories and to reflect the benefits of having diversified businesses and risks. This resulted in reductions in average common equity attributed to the RBC Banking, RBC Investments and RBC Capital Markets segments.

     We generated 52% of our net income from RBC Banking, which had an ROE of 21.0%. Net income increased $30 million from 2002, as discussed on page 28A. Net income from U.S. operations was $154 million, $41 million lower than in 2002. This decrease largely reflected the effect of the lower translated value of U.S. dollar-denominated earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar, as well as to higher costs associated with both RBC Mortgage (a subsidiary of RBC Centura) and with acquisitions completed during the year.

     Net income from RBC Insurance was 7% of total net income, and its ROE was 25.0%. Net income was $99 million or 85% higher than in 2002, as discussed on page 30A. Total U.S. net income was $25 million, up from a loss of $6 million in 2002, due to a substantial improvement in earnings from the U.S. life operations.

     RBC Investments generated 14% of our net income, and had an ROE of 15.0%. Net income rose $67 million or 20% from last year, as discussed on page 32A. Net income from the U.S. increased to $87 million from a loss of $2 million in 2002, primarily as a result of improved earnings from RBC Dain Rauscher’s full-service brokerage and fixed income businesses, and a $25 million after-tax reduction in retention compensation costs.

     Net income from RBC Capital Markets was 17% of total net income, and its ROE was 13.0%. Net income increased $91 million or 22% compared to the previous year, as discussed on page 34A. U.S. net income was $120 million, up from a loss of $40 million in 2002, as there was a significant decline in the provision for credit losses related to the U.S. corporate loan portfolio.

     RBC Global Services contributed 6% of our net income and recorded an ROE of 27.5%. This segment’s net income improved $6 million or 4% from 2002, as discussed on page 36A.

     The Other segment, which mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations, generated 4% of our net income in 2003, and produced an ROE of 5.6%. Its 2002 results are shown in Note 3 on page 78A. Net income was $133 million, down $50 million from 2002, due largely to refinements in the methodology for attributing net interest income to our business segments.

TABLE 3 Results by business segment

	2003							2002

	RBC	RBC	RBC	RBC Capital	RBC Global
(C$ millions, except per share and percentage amounts)	Banking	Insurance	Investments	Markets	Services	Other (1)	Total	Total

Net interest income	$5,546	$—	$419	$409	$166	$102	$6,642	$6,935
Non-interest income	2,127	2,356	3,110	2,247	824	112	10,776	10,320

Total revenues	7,673	2,356	3,529	2,656	990	214	17,418	17,255
Provision for credit losses	554	—	(2)	195	2	(28)	721	1,065
Insurance policyholder benefits, claims and acquisition expense	—	1,696	—	—	—	—	1,696	1,535
Non-interest expense	4,650	460	2,912	1,671	714	2	10,409	10,420
Income taxes	900	(16)	209	278	97	(8)	1,460	1,365
Non-controlling interest	8	—	—	4	—	115	127	108

Net income	$1,561	$216	$410	$508	$177	$133	$3,005	$2,762

U.S. net income	154	25	87	120	8	(2)	392	154
Net income As a % of total	52%	7%	14%	17%	6%	4%	100%	100%
% growth over prior year	2%	85%	20%	22%	4%	(27)%	9%	15%
Return on common equity	21.0%	25.0%	15.0%	13.0%	27.5%	5.6%	16.7%	15.8%
Average common equity (2)	$7,350	$850	$2,650	$3,800	$650	$2,250	$17,550	$16,800

Diluted EPS							$4.39	$3.93

(1)	Represents other activities, which mainly comprise Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period. Attributed to the segments as discussed above.
Canadian GAAP Royal Bank of Canada   27A

Management’s discussion and analysis

RBC Banking

Business profile

RBC Banking serves 11.5 million individual, small and medium-sized business, and mid-market commercial clients in Canada, the U.S., the Caribbean and the Bahamas. Our multiple distribution capabilities include a network of branches, business banking centres and other sales units, accredited financial planners, mobile sales representatives, automated banking machines, and telephone and Internet banking channels. Drawing on our extensive distribution network and working together with other RBC businesses, we offer our clients tailored solutions and financial planning and advice based on life events through a diverse range of financial products and services including deposit accounts, investments and mutual funds, credit and debit cards, business and personal loans, and residential and commercial mortgages.

Industry profile

In Canada, personal and commercial banking is a mature industry dominated by the five largest Canadian banks, although competition is fierce and niche players increasingly operate in select businesses such as credit cards. The U.S. market is more fragmented, and many regional markets are highly competitive. Many banks have expanded their focus to offer investment products and financial advice and planning to targeted clients. Critical success factors, in our opinion, include providing a superior client experience, strong revenue focused sales processes, and maintaining rigorous credit and operational risk management practices and expense control.

Our strengths

•	Established Canadian retail banking brand

•	Strong capabilities in Customer Relationship Management (CRM) and client segmentation and sub-segmentation, and specialized sales forces

•	Comprehensive product, sales, service and national distribution capabilities compared to niche players

•	Highest client household penetration ratio in personal segments, and lead market share in business deposits and financing among Canadian banks

•	Growing U.S. presence in retail banking in the fast-growing Southeast, and in mortgage origination and builder finance nationally

Our strategy

Our strategy is to grow profitable relationships with each one of our business and personal clients in North America by delivering a superior and tailored client experience, reducing costs, and effectively managing risk and capital.

     We are focused on achieving the following strategic priorities:

Superior client experience

•	Deliver a superior and tailored client experience to each one of our business and personal clients, with extraordinary focus placed on our high value clients

Strong fundamentals

•	Ensure strong revenue growth in Canada, deepening client relationships and our “share of wallet,” drawing on our financial planning and advice capabilities, and delivering tailored value propositions to targeted segments

•	Reinforce our risk mitigation and cost management focus, rigorously managing credit, operational, and compliance risk, and building low-cost delivery capabilities that significantly reduce the risk of errors

North American expansion

•	Accelerate U.S. revenue and earnings growth, significantly growing our business with current and prospective clients of RBC Centura and its RBC Mortgage subsidiary and RBC Builder Finance division, while selectively expanding our network in the Southeast and in targeted national markets

Cross-enterprise leverage

•	Create a seamless cross-enterprise and north-south experience for our clients, making it easy to do business across RBC Financial Group

Outlook for 2004

Our business is influenced by the interest rate environment, consumer and business loan demand and credit quality trends. Based on our forecast of slightly higher interest rates in Canada in 2004, we anticipate that deposit spread compression could ease. This, combined with reasonable economic and accompanying loan growth, should have positive revenue growth implications in our Canadian business. In the U.S., we anticipate that branch openings, combined with recent acquisitions in Florida and in our mortgage operations, will have a positive revenue impact. We also expect that cost synergies from the acquisitions and other cost management initiatives will contribute to U.S. net income growth.

Financial performance

Net income was up $30 million or 2% from 2002, as higher earnings in Canada more than offset a $41 million decline in U.S. earnings due to the strengthening of the Canadian dollar relative to the U.S. dollar (which accounted for $18 million of the earnings decline) and higher costs associated with RBC Mortgage operations and with acquisitions completed during the year.

     Total revenues were up $43 million in 2003 despite a stronger Canadian dollar, which reduced the translated value of U.S. dollar-denominated revenues by $121 million. This reflected strong loan and deposit volume growth in Canada, which more than offset deposit spread compression, as well as the contribution of U.S. acquisitions completed in 2003 and higher revenues at RBC Mortgage.

     Non-interest expense increased $122 million or 3%. Higher non-interest expense in Canada reflected higher pension and postretirement benefit costs, investments made to enhance automated service delivery capabilities and the hiring of additional salespeople in the branch network. In the U.S., expense growth reflected the acquisitions of Admiralty Bancorp, Inc. in January 2003, the mortgage unit of Bank One in August 2003 and Sterling Capital Mortgage Company in October 2003, as well as higher staffing and operational costs at RBC Mortgage due to increased origination and refinancing activity earlier in the year. The efficiency ratio increased 130 basis points as non-interest expense grew at a rate higher than revenues.

     The provision for credit losses decreased by $72 million or 12% with significant improvement in the quality of the business loan portfolio, as well as lower provisions taken in the personal loan portfolio.

     ROE rose to 21.0% in 2003, largely as a result of a $500 million decline in average common equity attributed to this segment, as discussed on page 27A.

Results

(C$ millions, except percentage amounts)	% change		2003	2002

Net interest income	—%		$5,546	$5,557
Non-interest income	3		2,127	2,073

Total revenues	1		7,673	7,630
Provision for credit losses
Specific	(12)		554	626

Total	(12)		554	626
Non-interest expense	3		4,650	4,528

Net income before income taxes	—		2,469	2,476
Income taxes	(4)		900	937
Non-controlling interest	—		8	8

Net income	2%		$1,561	$1,531

U.S. net income	(21)		$154	$195
Net income as a % of total group net income	(300	)bp	52%	55%
ROE	190	bp	21.0%	19.1%
Net interest margin (average assets)	(13	)bp	3.42%	3.55%
Net interest margin (average earning assets)	(17	)bp	3.62%	3.79%
Efficiency ratio (1)	130	bp	60.6%	59.3%
Average assets (2)	4%		$162,400	$156,500
Average loans and acceptances (2)	4		147,900	142,800
Average deposits (2)	5		129,000	122,900
Average common equity (2), (3)	(6)		7,350	7,850
Credit information
Net impaired loans	(9)		$609	$668
Net write-offs	(13)		648	744
Net write-offs as a % of average loans and acceptances	(8	)bp	.44%	.52%
Number of employees (full-time equivalent)	7%		37,475	35,014

(1)	Efficiency ratio is defined in the Glossary on page 109.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Attributed to the segment as discussed on page 27A.

28A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Strategy by division

Canada

Operating in Canada under the RBC Royal Bank brand, we serve individuals, small and medium-sized businesses, and commercial clients in all provinces and territories. We offer our clients extensive physical and alternative distribution choices, providing them with 24/7 access. We continue to strengthen our channel distribution capabilities, including significant reinvestment in our branch network and staff, and in our electronic banking capabilities.

     We offer a wide range of financial services and advice, as detailed in our business profile on page 28A, and products and expertise in specialized areas such as foreign exchange, asset-based finance, leasing and automotive finance. We also provide individual and business clients with a full choice of Visa credit card products including our increasingly popular Avion Platinum card, debit cards and other smart card applications. We provide merchants with credit and debit card acceptance services, point-of-sale capabilities and Internet-secure electronic transaction solutions through Moneris Solutions, a joint venture in which we participate equally with Bank of Montreal, managed through RBC Global Services.

     Our goal is to grow profitable relationships with each one of our business and personal clients, using our expertise in CRM, client segmentation and sub-segmentation, and sales management, which includes specialized Investment Retirement Planner, Financial Planning, Mortgage, Knowledge-Based Industry and Agriculture sales forces, among others. We plan to drive revenue growth by delivering a superior and tailored client experience which includes strong capabilities in financial planning and advice, leveraging the full RBC Financial Group.

     We will continue to reinforce our cost management focus by leveraging e-enabled technology and cross-enterprise economies of scale. We will continue to rigorously focus on the management of credit, operational and compliance risk, including fraud management initiatives and strengthened credit-scoring capabilities.

Financial highlights by division

Total revenues were $59 million or 1% higher than in 2002 as volume growth in personal lending and deposit products, increased loan portfolio spread and higher card fees offset lower net interest margin from deposit spread compression. Card balances increased 11%, reflecting the success of the Avion card campaign, while continued strength in the housing market drove mortgage balances 6% higher. Approximately 40% of the increase in the number of employees represented the expansion of the sales force in the branch network in 2003.

Results (1)

(C$ millions)	% change	2003	2002

Total revenues	1%	$6,165	$6,106
Average residential mortgages	6	72,600	68,200
Average personal loans	3	24,200	23,600
Average personal deposits	8	80,100	74,400
Average business loans and acceptances	(2)	32,000	32,700
Average business deposits	—	30,600	30,500
Average card balances	11	6,900	6,200
Card spending volumes	13	30,200	26,700
Number of:
Employees (full-time equivalent)	4	30,865	29,716
Automated banking machines	(2)	4,062	4,151
Branches	(1)	1,104	1,117
Online clients	10	2,552,966	2,311,915

(1)	Averages are calculated using methods intended to approximate the average of the daily balances for the period.

United States

RBC Centura serves as the focal point of our personal and commercial banking businesses in the U.S. Headquartered in Rocky Mount, North Carolina, RBC Centura serves individual and business clients in the Southeastern U.S. RBC Centura also includes RBC Mortgage, a Chicago-based national retail mortgage originator, and RBC Builder Finance, a Houston-based financing division for home builders and developers. RBC Centura’s footprint recently expanded with the acquisition on November 21, 2003, of the 13 Florida branches of Provident Financial Group Inc., bringing RBC Centura’s Florida network to 24 branches. RBC Mortgage expanded through the acquisition of Houston-based Sterling Capital Mortgage Company, becoming one of the top 10 mortgage originators in the U.S.

     Our U.S. priorities include:

•	Expanding our retail banking business base in the Southeast, significantly growing our business with current and prospective clients of RBC Centura, as well as through targeted acquisitions and new branch expansion

•	Strengthening our residential mortgage and builder finance national niche lines of business

•	Building our private banking capabilities, working closely with RBC Investments

•	Rapidly building a scalable platform to support growth

•	Realizing north-south synergies and strengthening our client segmentation, sales and marketing capabilities

•	Leveraging cross-selling opportunities across RBC Financial Group, including our new “RBC Snowbird Package"

Total revenues were $4 million higher than last year, despite the strengthening of the Canadian dollar relative to the U.S. dollar (which reduced the translated value of revenues by $107 million). In U.S. dollars, total revenues increased 10% to US$894 million due largely to acquisitions completed during the year and the contribution of RBC Mortgage. The growth in average mortgage balances was due primarily to higher levels of loans held for sale at RBC Mortgage, as well as the impact of the acquisition of Eagle Bancshares, Inc. (in July 2002) and the success of a new adjustable rate mortgage product. Although total mortgage originations were up $8.9 billion or 26% from 2002, origination volumes declined significantly in the fourth quarter of 2003, reflecting lower refinancing activity due to the upward movement in interest rates.

Results (1)

(C$ millions)	% change	2003	2002

Total revenues	—%	$1,285	$1,281
Average residential mortgages	45	4,200	2,900
Average personal loans	—	3,300	3,300
Average personal deposits	(7)	8,000	8,600
Average business loans and acceptances	(3)	8,300	8,600
Average business deposits	7	5,800	5,400
Average card balances	—	100	100
Card spending volumes	—	400	400
Mortgage originations ($ billions)	26	42.6	33.7
Number of:
Employees (full-time equivalent)	30	5,444	4,181
Automated banking machines	1	279	275
Branches (2)	(1)	242	245
Online clients	17	104,473	89,434

(1)	Averages are calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Excludes RBC Mortgage and RBC Builder Finance sales offices of 274 in 2003 and 252 in 2002.

Caribbean and the Bahamas

Operating under the brand name RBC Royal Bank of Canada, we provide a broad range of personal and commercial banking products and services to individual and business clients in the Bahamas, Barbados, the Cayman Islands, and the Eastern Caribbean countries of Antigua, Dominica, Montserrat, St. Kitts, and St. Lucia through a network of branches, business centres and automated banking machines.

Total revenues fell $20 million or 8% from last year, due largely to the strengthening of the Canadian dollar relative to the U.S. dollar and certain Caribbean currencies.

Results

(C$ millions)	% change	2003	2002

Total revenues	(8)%	$223	$243
Number of:
Employees (full-time equivalent)	4	1,166	1,117
Automated banking machines	—	60	60
Branches	—	43	43
Canadian GAAP Royal Bank of Canada   29A

Management’s discussion and analysis

RBC Insurance

Business profile

Operating as RBC Insurance, we provide a wide range of creditor, life, health, travel, home, auto and reinsurance products and services to more than five million clients in Canada, the U.S. and internationally. These products and services are offered through a wide variety of distribution channels, including the telephone, independent brokers, travel agents, a proprietary sales force and the Internet.

Industry profile

The Canadian insurance industry comprises more than 100 life insurance companies and more than 200 property and casualty insurers and generates almost $60 billion in premiums annually. The U.S. life insurance industry, in which our U.S. business is focused, is both competitive and fragmented and includes almost 1,200 national and regional companies. The U.S. travel insurance industry, which is a new market for RBC Insurance, is estimated to be worth more than US$500 million in premiums and is served by a small number of companies. The international reinsurance industry continues to be dominated by several global players but also includes a number of niche companies.

     Key industry trends that continue to affect the insurance sector include ongoing consolidation and increased government regulation and oversight. In addition, consumer product preferences are shifting to reflect demographic changes and renewed concerns over health and travel safety. Distribution is also evolving, with the Internet becoming a more important sales and support tool.

Our strengths

•	An integrated North American insurance operation, focused on leveraging synergies across the organization

•	A diverse set of products designed to meet a wide range of consumer needs

•	Multiple distribution channels, which are supported by strong infrastructure and sales expertise

•	A strong brand. As part of RBC Financial Group, we have access to a broad range of financial services, distribution channels and client bases

•	Market leadership in a number of Canadian insurance markets, including travel and individual life insurance

Our strategy

We are focused on growing our insurance organization by offering a wide range of products and services through multiple distribution channels in Canada, as well as in select U.S. and international markets. To accomplish this we are seeking to:

•	Focus on generating above-average revenue growth in conjunction with strong profitability through significant expansion across all of our businesses by adding distribution channels and entering into new markets

•	Further integrate our operational areas on a North American basis to maximize efficiencies and economies of scale and scope, while also further leveraging the strengths of being part of RBC Financial Group

•	Adopt a leadership position in seeking change in bank insurance regulation to ensure the greatest opportunities for providing integrated bank insurance products and services to our clients

•	Focus on financial management to continue to build our expertise in managing capital, investment and taxes within an international bank insurance context

Outlook for 2004

Performance in our business is influenced by our policyholder claims experience, the general economic and interest rate environment, and by credit risk considerations related to our investment portfolios. Our outlook is for strong revenue growth, driven by demographic trends, reasonable economic growth in Canada and the U.S., and expansion into new products and markets with a particular focus on wealth management and living benefits solutions. We will also focus on opportunities for efficiencies from further integrating our Canadian and U.S. operations and expect that performance from our U.S. life insurance operations will improve as we integrate the acquisition of BMA and realize cost and revenue synergies.

Financial performance

Net income increased $99 million or 85% from 2002. This increase reflected strong profitability in the reinsurance business, and improvements in the Canadian and U.S. life businesses, which benefited from stronger equity markets and a more stable interest rate environment compared to 2002. Earnings from the U.S. were $25 million compared to a loss of $6 million a year ago, largely due to the improvement in the life business noted above.

     While RBC Liberty Insurance reported 13 months of activity in 2002 as a result of a change in its reporting period from September 30 to October 31 to be consistent with our fiscal year, the Canadian operations reported 13 months of results in 2003 for the same reason. The extra month of results in 2003 largely offset the extra month of results reported last year.

     Insurance premiums, investment and fee income were up $313 million or 15% in 2003. The increase was largely due to higher earned premiums and investment income from the acquisition of BMA in the middle of 2003 and growth in earned premiums from the home and auto business. In addition, improvements in the equity markets increased both investment income and policyholder benefits associated with customer holdings of Universal Life products by $83 million.

     Insurance policyholder benefits, claims and acquisition expense was higher, primarily reflecting volume growth in the home and auto business and the increase in policyholder benefits related to Universal Life products mentioned above, which was partly offset by lower reinsurance claims.

     The $23 million or 5% increase in non-interest expense was related to business volume growth as well as costs associated with the acquisition of BMA, which were partially offset by cost savings in other areas.

     ROE increased to 25.0% as higher net income more than offset the additional $150 million in average common equity attributed to this segment, as discussed on page 27A.

Results

(C$ millions, except percentage amounts)	% change		2003	2002

Non-interest income
Net earned premiums (1)	11%		$1,965	$1,767
Investment income	78		298	167
Fee income	(15)		93	109

Insurance premiums, investment and fee income	15		2,356	2,043

Insurance policy holder benefits, claims and acquisition expense	10		1,696	1,535

Non-interest expense	5		460	437

Net income before income taxes	182		200	71
Income taxes	n.m.		(16)	(46)

Net income	85%		$216	$117

U.S. net income	n.m.		$25	$(6)
Net income as a % of total group net income	300	bp	7%	4%
ROE	930	bp	25.0%	15.7%
Premiums and deposits	9%		$2,214	$2,023
Average assets (2)	20		6,700	5,600
Average common equity (2), (3)	21		850	700
Number of employees (full-time equivalent)	9%		2,883	2,641

(1)	Net of reinsurance premiums.

(2)	Calculated using methods intended to approximate the average of the daily balances for the period.

(3)	Attributed to the segment as discussed on page 27A.

n.m.	not meaningful

30A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Strategy by division

Life

Our life business provides a wide range of individual and group life and health insurance solutions to individual and business clients as well as life retrocession to businesses in Canada, the U.S. and around the world.

     In Canada, life and health insurance products are distributed through more than 7,000 independent brokers affiliated with producer groups, financial planning firms and stock brokerage firms, as well as through direct sales and a network of career sales representatives. In the U.S., we provide life and health insurance products through independent broker-dealers and a proprietary sales force. We also offer select products through direct channels.

     Over the next year, our focus will be on further integrating our life insurance operations, increasing growth in premiums through enhancing our products and services and further developing our distribution network.

Financial highlights by division

Higher insurance premiums, investment and fee income reflected a substantial increase in investment income associated with Universal Life products and higher earned premiums from the BMA acquisition and the Canadian life business, which more than offset lower earned premiums from the reinsurance business and from RBC Liberty Insurance due to policy surrenders. In 2003, an extra month of revenues of $37 million was reported for the Canadian life operation as it changed its reporting period to be consistent with our fiscal year, and in 2002, an extra month of revenues of $45 million was reported for the U.S. operations for the same reason. The increase in average assets was primarily due to the acquisition of BMA in May 2003.

Results

(C$ millions)	% change	2003	2002

Insurance premiums, investment and fee income	19%	$1,625	$1,363
Average assets (1)	23	5,400	4,400
Number of:
Life and health policies in force and certificates in Canada (thousands)	29	3,850	2,985
Life policies in force in the U.S. (thousands)	(6)	2,185	2,325
Sales agents (U.S. and Canada)	2	1,268	1,244

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

Non-life

Our non-life business includes home, auto and travel insurance for individual and business clients and property reinsurance for businesses in Canada and select international markets.

     We provide Canadians with a wide range of home and auto insurance products, offering them to individual clients and employee and affinity groups through direct sales. Travel insurance products, which are sold through travel agents and the Internet in Canada and the U.S., as well as through bank channels in Canada, include trip cancellation and interruption insurance, out-of-country medical and baggage insurance.

     We participate in the property reinsurance business by accepting a share of the risk on property policies issued by other insurance companies. The majority of our current business is generated from insurance companies in the U.S. and Europe.

     Our goal is to grow our non-life business by continuing to expand our home and auto, and travel insurance operations and effectively managing our property reinsurance portfolio.

The home and auto business drove insurance premiums, investment and fee income $64 million higher in 2003 due to increased sales of new policies. The number of home and auto policies in force increased 42% from last year. In addition, the Canadian home and auto, and travel businesses reported an extra month of revenues of $27 million in 2003 as these businesses changed their reporting period to be consistent with our fiscal year.

Results

(C$ millions)	% change	2003	2002

Insurance premiums, investment and fee income	17%	$436	$372
Average assets (1)	29	900	700
Number of:
Home and auto — personal lines policies in force (thousands)	42	132	93
Travel — coverages (thousands)	2	2,388	2,339

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

Fee businesses

We are involved in a number of other key insurance and related activities that generate fee income, including travel assistance services, structured reinsurance, the administration of bank creditor insurance programs, insurance software and outsourcing and administration solutions services.

     Our travel and emergency assistance services include coordinating the delivery of emergency health, evacuation and transportation services when clients have a travel emergency, while our structured reinsurance business provides solutions to help corporations better manage financial risk. We also oversee the creditor insurance products and services for individual and business clients of RBC Financial Group. This includes life and disability insurance for mortgages, loans and Visa cards.

     In the U.S., our fee businesses include outsourcing services and administration and software systems. Our Business Process Outsourcing division provides services such as underwriting, billing and collection, and claims processing, while our Software Solutions division develops Web-enabled software for life, health, annuity and reinsurance administration. Together, these divisions have more than 200 client sites and serve domestic, international and multinational insurers worldwide.

     Our goal is to continue to build on our existing infrastructure and technology to enhance our product and service offering and grow our fee businesses.

Insurance premiums, investment and fee income fell $13 million in 2003 as a result of lower outsourcing revenues from the U.S. businesses, which was related to the decline in the number of policies under administration. In addition, an extra month of results was reported in 2002, accounting for $7 million of the decrease, to align the reporting period of the U.S. operations with our fiscal year.

Results

(C$ millions)	% change	2003	2002

Insurance premiums, investment and fee income	(4)%	$295	$308
Average assets (1)	(20)	400	500
Number of:
Assistance services — calls (thousands)	(2)	670	681
Policies under administration in the U.S. (thousands)	(4)	3,925	4,100

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
Canadian GAAP Royal Bank of Canada   31A

Management’s discussion and analysis

RBC Investments

Business profile

RBC Investments provides wealth management services including full-service and self-directed brokerage, financial planning, investment counselling, personal trust, private banking and investment management products and services to clients in Canada, the U.S. and internationally. Products and services are delivered through the RBC Royal Bank branch network across Canada, RBC Investments offices, RBC Dain Rauscher branches in the U.S., private banking offices and other locations worldwide. Services are also delivered via the Internet and telephone.

Industry profile

Wealth management remains a highly competitive business with numerous large and boutique firms serving the market. Volatile markets and the rising costs of managing the regulatory and compliance requirements of the business continue to encourage consolidation. Consolidation in the mutual fund industry has not significantly altered the competitive landscape as distribution channels continue to be expanded by all players.

Our strengths

•	Relationship management capabilities from experienced people and technology applications

•	Ability to deliver the breadth of products and services clients need to meet their financial goals

•	Multiple distribution channels for client convenience

•	Ability to access the client base and draw on the capabilities of RBC

•	Solutions designed for specific investment strategies and client risk tolerance

Our strategy

Our goal is to be our clients’ first choice for wealth management. We plan to do so by developing broader and deeper relationships with our clients throughout their lives.

     Employee engagement, service excellence and client commitment underlie our pursuit of exceptional business performance and shareholder value creation. In order to broaden and deepen relationships with our clients, we are using segmentation strategies to develop targeted solutions for specific client groups. In addition, we are transforming our distribution models to ensure that our financial consultants and advisors have more time to focus on their clients. We are also focusing on improving our operational infrastructure and processes to efficiently support growth.

Outlook for 2004

Based on our expectation that investor confidence and capital markets performance will continue to improve modestly, we expect moderate revenue growth in 2004. Cost-containment efforts should keep the rate of expense growth below that of revenue growth. Retention compensation costs relating to U.S. acquisitions are forecast to be approximately $20 million lower in 2004 than in 2003, further contributing to net income growth.

Financial performance

Net income increased $67 million or 20% in 2003, driven primarily by improved earnings in the U.S. and ongoing cost-containment initiatives, as well as higher earnings from the Canadian self-directed brokerage and asset management businesses. U.S. net income was up $89 million from a year ago, with significantly improved performance in the full-service brokerage business, strong fixed income results and declining retention compensation costs.

     Total revenues fell $116 million or 3%, largely reflecting the strengthening of the Canadian dollar relative to the U.S. dollar, which reduced the translated value of U.S. dollar-denominated revenues by $175 million. This decline more than offset higher revenues from RBC Dain Rauscher’s fixed income and full-service brokerage businesses. Total revenues from the wealth management businesses in Canada were negatively affected by weak capital market conditions in the first half of the year.

     The $234 million or 7% decline in non-interest expense included a $150 million reduction due to the stronger Canadian dollar, and reflected savings from cost-containment initiatives and a $41 million decline in retention compensation costs at RBC Dain Rauscher.

     ROE improved 400 basis points to 15.0%, reflecting higher earnings in 2003, as well as a $350 million reduction in average common equity attributed to this segment, as discussed on page 27A.

Results

(C$ millions, except percentage amounts)	% change		2003	2002

Net interest income	13%		$419	$371
Non-interest income	(5)		3,110	3,274

Total revenues	(3)		3,529	3,645
Provision for credit losses
Specific	100		(2)	(1)

Total	100		(2)	(1)
Non-interest expense	(7)		2,912	3,146

Net income before income taxes	24		619	500
Income taxes	33		209	157

Net income	20%		$410	$343

U.S. net income (loss)	n.m.		$87	$(2)
Net income as a % of total group net income	200	bp	14%	12%
ROE	400	bp	15.0%	11.0%
Average common equity (1)	(12)%		2,650	3,000
Number of employees (full-time equivalent)	(13)%		10,464	12,001

(1)	Calculated using methods intended to approximate the average of the daily balances for the period. Attributed to the segment as discussed on page 27A.

n.m.	not meaningful

32A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Strategy by division

Canada

Wealth Management Canada

This group includes Dominion Securities (full-service brokerage) and Action Direct (self-directed brokerage), which serve both investors requiring advisor-based comprehensive financial solutions and self-managed investors. Services are provided by over 1,320 investment advisors and 115 investment representatives, as well as via telephone and the Internet. Additionally, within this group our Private Counsel, Trust Services and Private Banking businesses serve high net worth clients across Canada, offering a relationship management approach for clients in need of sophisticated financial solutions. In Canada, there are 43 investment counsellors, 67 trust officers and 51 private bankers in locations across the country. RBC Investments Financial Planning is a business operated jointly with RBC Banking. This team serves domestic branch-based clients with more than $50,000 in investable assets of which a portion must include mutual funds or managed products. There are 1,030 relationship financial planners and 530 commission-based investment and retirement planners who are also financial planners and licensed mutual funds salespeople. RBC Investments reports financial results from its share of this jointly operated business within Wealth Management Canada. Our goal is to grow our market position in Canada by continuing to build and enhance existing client relationships.

Global Asset Management

This unit includes RBC Asset Management, which became Canada’s largest mutual fund company in 2003. We directly manage more than $43 billion of assets in mutual and pooled funds as well as other client assets. We provide proprietary and externally managed investment management products and advisory services through RBC Royal Bank, RBC Investments’ distribution businesses and external distributors to private and institutional clients in Canada and worldwide. Our family of mutual funds and other pooled products encompasses a broad range of investment solutions including money market, fixed income, balanced and Canadian, U.S. and global equity funds, as well as alternative investments. RBC Asset Management has enjoyed strong success in asset retention, resulting from strong relative investment performance, improved client retention by RBC Royal Bank and RBC Investments Financial Planning, and support for RBC Funds in the advisory (broker and independent financial planner) channel, which contributed to a continued gain in market share. Beginning in 2004, Global Asset Management will also include Voyageur Asset Management (in 2003, included within RBC Dain Rauscher), our U.S.-based asset management company, which manages US$21 billion in mutual funds and institutional mandates. In 2004, our goal is to maximize growth opportunities by leveraging RBC partnerships in Canada and the U.S.

United States

RBC Dain Rauscher

Minneapolis-based RBC Dain Rauscher is ranked as the eighth-largest full-service securities firm in the U.S., based on number of financial consultants. We have nearly 1,750 financial consultants serving individual clients from coast to coast and a fixed income business with 327 investment bankers, sales representatives and traders serving institutional and retail clients nationwide. RBC Dain Rauscher plans to grow through broadening and deepening relationships with existing clients by understanding their needs and the potential profitability of the client relationship. We also plan to grow by focusing on opportunities that generate greater market share and scale within our existing markets.

International

Global Private Banking

Operating under the brand name Royal Bank of Canada Global Private Banking, this unit provides private banking, trust and investment counselling, and investment advisory solutions to high net worth clients in more than 100 countries from 23 offices around the world. In 2004, this group will include the International Advisory Group (in 2003, included within Wealth Management Canada) to better align this business directly with its international clients. This team has both Canadian and internationally-based employees. Our goal is to provide specialized global services to high net worth clients with assets of more than $1 million. In 2004, we will continue to grow revenues by exploring acquisition opportunities in the Americas and Europe, by building distribution alliances with financial institutions that are strong in their local market but lack an international wealth management capability, and with an increasingly aggressive outreach sales and marketing program. The addition of non-proprietary money management capabilities will expand our value proposition to clients.

Financial highlights by division

Lower transaction-based and asset value-based fee revenues drove the $67 million or 5% decline in revenues from the wealth management businesses in Canada, reflecting an extremely weak Canadian RRSP season in 2003, which more than offset strong performance from the self-directed brokerage business. Global Private Banking revenues fell $15 million, also due to lower fee-based revenues and reduced net interest income as a result of low interest rates. The decline in revenues from RBC Dain Rauscher is entirely attributable to the strengthening of the Canadian dollar relative to the U.S. dollar, as both its full-service brokerage and fixed income businesses performed well. Global Asset Management revenues remained virtually unchanged.

Total revenues

(C$ millions)	% change	2003	2002

Wealth Management Canada	(5)%	$1,212	$1,279
RBC Dain Rauscher	(2)	1,666	1,702
Global Private Banking	(4)	368	383
Global Asset Management	—	287	286
Other	n.m.	(4)	(5)

	(3)%	$3,529	$3,645

n.m.	not meaningful

The AUA of the wealth management businesses in Canada was virtually unchanged despite higher year-end equity values compared to 2002, as $14 billion in custody-related AUA was transferred to RBC Global Services. RBC Dain Rauscher’s AUA balance fell 4% in 2003 due to the strengthening of the Canadian dollar relative to the U.S. dollar, which reduced the translated value of U.S. dollar-denominated assets. In U.S. dollars, RBC Dain Rauscher’s AUA increased US$11.8 billion. Global Private Banking’s personal AUA was also affected by the stronger Canadian dollar which negatively affected the translated value of both Pound-Sterling and U.S. dollar-denominated assets. Institutional AUA grew 11% as additional business was acquired from existing clients.

Assets under administration (AUA)

(C$ millions)	% change	2003	2002

Personal
Wealth Management Canada	—%	$142,750	$142,160
RBC Dain Rauscher	(4)	128,150	132,930
Global Private Banking	(15)	43,750	51,570

	(4)	314,650	326,660

Institutional — Global
Private Banking	11	77,520	69,730

	(1)%	$392,170	$396,390

Personal AUM decreased $4 billion due to the effect of the stronger Canadian dollar on foreign currency-denominated assets in 2003. Much of the 7% increase in institutional AUM was related to the accumulation of new assets despite the foreign exchange impact mentioned above, while the higher mutual fund balances primarily reflected higher asset values at the end of 2003 compared to last year.

Assets under management (AUM)

(C$ millions)	% change	2003	2002

Personal	(12)%	$31,300	$35,660
Institutional	7	19,690	18,410
Mutual funds	7	36,730	34,230

	(1)%	$87,720	$88,300

Canadian GAAP Royal Bank of Canada   33A

Management’s discussion and analysis

RBC Capital Markets

Business profile

RBC Capital Markets provides wholesale financial services to large corporate, government and institutional clients in North America and in specialized product and industry sectors globally. Headquartered in Toronto, RBC Capital Markets has key centres of expertise in New York and London, and offices in 28 other cities.

Industry profile

The Canadian wholesale financial services market is mature and, as a result, many Canadian firms are seeking growth opportunities outside of their domestic market, primarily in the U.S. The U.S. capital markets are dominated by several large global investment banks whose principal focus is on the top tier of companies forming the S&P 500 Index. However, we believe significant opportunities exist for specialized players targeting the lower end of the S&P 500 as well as companies that have the potential to move into this category. To succeed in the North American context requires the ability to provide clients with innovative, value-added solutions that reflect a keen understanding of both the company and industry sector. We believe that increasingly, new business opportunities will accrue to those firms with a reputation for adhering to high ethical standards.

Our strengths

•	Top-tier market shares in virtually all lines of business in Canada

•	Established reputation as a premier Canadian investment dealer as evidenced by our market share leadership

•	Superior origination and distribution capability in Canada as measured by our standings in underwriting league tables

•	Expertise and market knowledge in a broad array of industries

Our strategy

Our goals are to be recognized as the leading corporate and investment bank in Canada based on external rankings and to build a successful integrated North American business, while continuing to expand our specialized global businesses.

Key strategies for RBC Capital Markets include the following:

•	In Canada, to maintain our position as a leading full-service provider in all of our markets by continuing to leverage the breadth of our long-standing client relationships, the depth of our trading, research and sales capabilities, and the strength of our brand and reputation in the Canadian market

•	In the U.S., to provide value-added solutions by offering our targeted clients a broad product portfolio delivered through specialized industry teams, with the goal of building an integrated North American franchise. We will leverage the depth of our research and advisory capabilities in targeted North American industry sectors, specifically energy, technology, communications, health care, consumer products and mid-sized financial institutions

•	Continue to expand our global specialized businesses by providing clients with customized, value-added solutions in the areas of bonds, money markets, foreign exchange, structured finance and equity and credit derivatives

Outlook for 2004

Our total revenues and earnings are dependent on the performance of both capital and credit markets and the strength of the economic environment, which drive demand for new issue and advisory services, merger and acquisition activities and trading volumes. Although economic and market conditions remain uncertain, our expectation is that capital markets performance will improve modestly in 2004, resulting in moderate revenue growth. We also expect to maintain our discipline with respect to costs and credit risk.

Financial performance

Net income increased $91 million or 22% in 2003, as a significant reduction in the provision for credit losses related to the U.S. corporate loan portfolio more than offset higher non-interest expense.

     Total revenues increased $12 million despite a $115 million reduction in the translated value of U.S. dollar-denominated revenues due to the stronger Canadian dollar and lower net interest income reflecting the intentional reduction in the size of the corporate loan portfolio. The increase was largely due to extremely strong performance from the fixed income businesses. The fixed income businesses benefited from highly active debt markets and the favourable interest rate environment in 2003.

     Non-interest expense was up $44 million or 3% compared to last year, primarily due to higher variable compensation costs during the second half of the year related to the improvement in capital market activity, and costs associated with new growth initiatives and with restructuring the U.S. investment banking and institutional equities businesses. These increases more than offset the $69 million reduction in the translated value of U.S. dollar-denominated expenses due to the stronger Canadian dollar.

     The $270 million decline in the provision for credit losses, the $342 million decline in net impaired loans and the $326 million decline in net write-offs reflected the improvement in the quality of the corporate loan portfolio compared to 2002. Exposures to higher risk sectors, such as telecommunication and energy, continue to be reduced.

     ROE improved to 13.0% in 2003, due to higher net income as well as a $150 million reduction in average common equity attributed to this segment, as discussed on page 27A.

Results

(C$ millions, except percentage amounts)	% change		2003	2002

Net interest income	(23)%		$409	$532
Non-interest income	6		2,247	2,112

Total revenues	—		2,656	2,644
Provision for credit losses
Specific	(58)		195	465

Total	(58)		195	465
Non-interest expense	3		1,671	1,627

Net income before income taxes	43		790	552
Income taxes	106		278	135
Non-controlling interest	n.m.		4	—
Net income	22%		$508	$417

U.S. net income (loss)	n.m.		$120	$(40)
Net income as a % of total group net income	200	bp	17%	15%
ROE	300	bp	13.0%	10.0%
Average assets (1)	11%		198,500	178,200
Average loans, acceptances and reverse repurchase agreements (1)	2		62,700	61,400
Average deposits (1)	—		79,500	79,200
Average common equity (1), (2)	(4)		3,800	3,950
Credit information
Net impaired loans	(48)		$373	$715
Net write-offs	(64)		184	510
Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	(54	)bp	.29%	.83%
Number of employees (full-time equivalent)	(1)%		2,912	2,938

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Attributed to the segment as discussed on page 27A.

n.m.	not meaningful

34A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Strategy by division

Global Investment Banking

In February 2003, the Capital Markets Services division was split into its two component parts — Global Investment Banking and Global Equity — primarily to address the changes in the regulatory and governance environments that require the separation of research and investment banking activities.

     The Global Investment Banking division houses the corporate and investment banking businesses. We offer a full range of credit and corporate finance products, including debt and equity underwriting, mergers and acquisitions advice and execution and financial sponsorship coverage.

     In Canada, we intend to continue to be a full-service provider to all industries, building on the breadth and longevity of our client relationships and a long-standing reputation as a top-ranked investment bank. In the U.S., we plan to be industry-focused — specifically on technology, telecommunication, health care, energy, consumer products and mid-sized financial institutions. We expect to differentiate ourselves on our ability to provide superior market-based solutions for our target clients.

Global Equity

Global Equity provides expertise in the research and trading of North American and select international securities.

     We intend to leverage our broad knowledge of Canadian markets, the strength of our research capabilities and the breadth and depth of our institutional client relationships to serve our clients better. In the U.S., our goal is to combine our traditional capital markets focus with our research capabilities to build a franchise in select segments of the U.S. middle market — specifically, the technology, health care, energy, communications, consumer products, financial institutions and real estate sectors. We plan to continue to develop our electronic trading capabilities to keep pace with the increasing demand from clients for electronic execution services.

Global Financial Products

This division brings together the business activities involving the origination, syndication, securitization, trading and distribution of debt products globally. These products include loans, bonds and derivatives at both the investment grade and sub-investment grade levels. As well, Global Financial Products is the centre of expertise for the proprietary trading activities of RBC Capital Markets. The combination of these businesses provides the ability to maximize internal expertise and deliver a broad array of value-added ideas and solutions to clients.

     We intend to continue to focus on identifying opportunities where we can build from our existing strengths to provide solutions-based approaches to structuring transactions for our clients.

Global Treasury Services

Global Treasury Services combines our money markets and foreign exchange businesses and provides global clients with foreign exchange, commodities, derivatives and interest rate products, as well as prime brokerage, currency risk management and advisory services. These products and services are delivered through our extensive global sales and trading network, operating from centres that include Toronto, London, New York and Sydney. Recognized as a market leader in foreign exchange e-commerce solutions, we also deliver services through our Internet trading platform, FX Direct, and are a member of the multi-bank global trading platform, FXall. We plan to continue to invest in innovative electronic delivery channels that offer sophisticated and flexible products and services.

Global Credit

Global Credit provides centralized management of all credit exposure associated with our loan portfolio. While wholesale lending is fundamental to the attraction and expansion of high-margin client businesses, lending must be strategic in order to maximize the returns to shareholders. Our portfolio and transaction management specialists use sophisticated risk management and analytical tools designed to ensure that the pricing on loans is commensurate with the associated risk and reflects the value of all products and services a client has with RBC Financial Group.

     Our transaction specialists use appropriate structures to provide clients with value-added, as opposed to commoditized, credit solutions. We work closely with our distribution teams to manage the size and credit quality of our corporate lending base.

Alternative Investments

Alternative Investments was formed in June 2002 with a mandate to expand our wholesale asset management capabilities, which today include operations in structuring hedge fund transactions and in private debt and equity. The alternative asset business provides non-traditional investment opportunities to high net worth individuals, corporations and institutional clients. These investment options include private equity and hedge funds, and can extend to other vehicles such as leveraged buyouts and Collateralized Debt Obligations. We are uniquely positioned to leverage our existing infrastructure and our superior product knowledge across other businesses within RBC Financial Group that have strong relationships with our target client base.

Financial highlights by division

Total revenues were negatively affected by the appreciation of the Canadian dollar relative to the U.S. dollar, which reduced the translated value of U.S. dollar-denominated revenues by $115 million. Revenues from Global Financial Products were up $117 million or 13%, as the favourable interest rate environment, higher market volumes and new initiatives helped to fuel revenue growth in many of our fixed income businesses. Notably strong results were experienced in bond businesses in both domestic and international markets, as well as structured products and securitization. Revenues from our proprietary trading activities in Global Financial Products were lower than last year, largely due to the appreciation of the Canadian dollar relative to the U.S. dollar. Poor capital market conditions during the first half of 2003 dampened revenues from Global Investment Banking and Global Equity. In addition, 2002 revenues from Global Investment Banking included credit derivative gains related to accounts classified as impaired last year. Global Treasury Services revenues were up $10 million on higher contributions from the foreign exchange and money market sales and trading businesses. Revenues from Global Credit were up $58 million despite lower net interest income due to the intentional reduction in the size of the corporate loan book, as this year’s results included net gains on credit derivatives, while last year’s results included net losses. Revenues from Alternative Investments increased $10 million, largely due to strong growth in the hedge fund business. The Alternative Investments business also recorded $39 million of losses on private equity investments related largely to the four years ended October 31, 2003. These losses were recognized as a result of our determination that certain private equity investments should be accounted for using the equity method of accounting rather than the previously applied cost method of accounting.

Total revenues

(C$ millions)	% change	2003	2002

Global Investment Banking	(24)%	$543	$714
Global Equity	(4)	292	304
Global Financial Products	13	1,004	887
Global Treasury Services	2	555	545
Global Credit	56	161	103
Alternative Investments	11	101	91

	—%	$2,656	$2,644

The decline in average assets in the Global Investment Banking and Global Credit businesses reflected the continued and intentional reduction in the size of the non-core corporate loan portfolio compared to a year ago. The increase in average assets in Global Financial Products related to the growth in fixed income and global equity derivatives businesses, and in Alternative Investments reflected the growth in the hedge fund business. Global Treasury Services also recorded a growth in average assets, due to positive mark-to-market adjustments relating to foreign exchange derivatives, and increased assets in support of our money market sales and trading and liquidity management activities.

Average assets (1)

(C$ millions)	% change	2003	2002

Global Investment Banking	(52)%	$5,100	$10,600
Global Equity	—	600	600
Global Financial Products	29	93,000	71,900
Global Treasury Services	10	84,700	77,200
Global Credit	(51)	4,900	10,100
Alternative Investments	31	10,200	7,800

	11%	$198,500	$178,200

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
Canadian GAAP Royal Bank of Canada 35A

Management’s discussion and analysis

RBC Global Services

Business profile

RBC Global Services offers specialized transaction processing services to business, commercial, corporate and institutional clients in Canada and select international markets, principally the U.K. and Australia. Key businesses include global custody, investment administration, correspondent banking, cash management, payments and trade finance. Our 50% interest in the Moneris Solutions joint venture with Bank of Montreal for merchant card processing is reported in RBC Global Services.

Industry profile

The transaction processing services industry is highly competitive and relatively mature in the Canadian market. Monoline specialists and new market entrants compete against traditional financial institutions. Scale continues to be important to support the significant investment in technology required to introduce new products and services, accommodate industry-driven infrastructure changes and enhance operational efficiencies. The quality of client service and strength of client relationships are also key differentiating factors in these businesses. Market consolidation continued in 2003, particularly in businesses such as global custody and merchant card processing, which require global capability or significant scale.

Our strengths

•	We have a leadership position in Canada in these businesses as measured by assets under administration (AUA) and number of client relationships

•	We have strong client relationships as demonstrated by our high rate of client retention and new business generated from existing clients

•	We are recognized for quality of service as evidenced in third-party client surveys, such as Global Custodian magazine’s annual Agent Bank review, which has assigned us “Top Rated” status for 15 consecutive years; and our recognition by Stewart Associates as Canada’s highest-rated service provider of cash management services for the past five years

•	We continue to develop and deploy new technology and client service solutions

•	We are able to leverage our market position by aligning the resources within RBC Global Services with the expertise of other platforms within RBC Financial Group to offer a superior integrated service

Our strategy

Our goal is to maintain and enhance our leadership position in Canada while continuing to develop a competitive international presence. To meet our goal, we will:

•	Leverage our Canadian product and service strengths to profitably grow our business in North America and select international markets

•	Expand the business through key alliances, acquisitions and partnerships and continue to leverage the Moneris Solutions joint venture

•	Enhance our processing and systems platforms to deliver new capabilities, improve efficiencies and achieve economies of scale

•	Differentiate our service offering by taking a client-centric approach that incorporates the diversified strengths and products of RBC Financial Group

Outlook for 2004

While our transaction processing revenue is primarily derived from stable, fee-based sources, interest earned on deposits and cash balances, and fees earned on client assets are variable sources of revenue that influence the overall revenue of this segment. Key risks to this income stream come from lower interest rates and poor capital markets performance. We expect interest rates to remain low in historical terms, which will continue to have an unfavourable impact on our revenue growth in 2004. Higher asset values resulting from a modest improvement in capital markets during 2004 should have a favourable impact on fee revenues, which should offset the unfavourable impact of the low interest rate environment.

Financial performance

Net income was up $6 million or 4% from 2002 as higher revenues, a lower provision for credit losses and lower income taxes offset higher non-interest expense.

     Total revenues increased $33 million or 3%, reflecting growth in fee income from the cash management and custody businesses. However, lower capital markets transaction volumes and securities values earlier in 2003, as well as the low interest rate environment throughout the year, restrained the pace of revenue growth.

     Non-interest expense was $46 million or 7% higher in 2003, due to increased business activity during the year, continued investments in technology and higher pension and severance costs.

     The provision for credit losses decreased $8 million, as exposures to higher risk countries were closely monitored.

     ROE fell 90 basis points in 2003 to 27.5%, primarily reflecting $50 million in additional average common equity attributed to the segment, as discussed on page 27A.

Results

(C$ millions, except percentage amounts)	% change		2003	2002

Net interest income	21%		$166	$137
Non-interest income	—		824	820

Total revenues	3		990	957
Provision for credit losses
Specific	(80)		2	10

Total	(80)		2	10
Non-interest expense	7		714	668

Net income before income taxes	(2)		274	279
Income taxes	(10)		97	108

Net income	4%		$177	$171

U.S. net income	(20)		$8	$10
Net income as a % of total group net income	—		6%	6%
ROE	(90	)bp	27.5%	28.4%
Average common equity (1)	8%		650	600
Credit information
Net impaired loans	(55)		$5	$11
Net write-offs	n.m		5	(1)
Net write-offs as a % of average loans and acceptances	41	bp	.36%	(.05)%
Number of employees
(full-time equivalent)	(1)%		2,550	2,571

(1)	Calculated using methods intended to approximate the average of the daily balances for the period. Attributed to the segment as discussed on page 27A.

n.m.	not meaningful

36A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Strategy by division

Institutional & Investor Services

Institutional & Investor Services is Canada’s largest custodian as measured by AUA, and a provider of investment administration services to corporate and institutional investors worldwide. We operate from 12 locations throughout the world, with a global custody network spanning 80 markets.

     Our plan is to continue to leverage our leadership position in the Canadian market to expand internationally, with a focus on serving fund managers, financial institutions and private banks.

     We expect to achieve growth in our fee-based revenue streams by:

•	Selling newly developed products and services to existing clients

•	Expanding our client offerings in Europe and Asia-Pacific

•	Further exploring alliance and acquisition opportunities

Financial highlights by division

Total revenues increased $16 million or 4%. Higher fee income was partially offset by lower foreign exchange revenue and weaker capital markets earlier in the year. Although the higher AUA balance in 2003 reflects the positive impact of new business, the majority of the increase was due to higher equity values at the end of the year.

Results

(C$ millions)	% change	2003	2002

Total revenues	4%	$417	$401
Assets under administration	16	1,122,000	963,200

Financial Institutions

A comprehensive range of correspondent banking services is provided to banks globally and to broker-dealers within Canada, including cash management, payments, clearing, trade, foreign exchange, derivatives lending, securities lending, custody and settlement, and structured financing.

     Our goal is to leverage our leadership position in the Canadian dollar clearing market and our strong client relationships by:

•	Creating differentiated value-added solutions that address the unique needs of the various market segments

•	Adding new revenue streams by introducing service offerings that integrate our new products with those of other business platforms

We will continue to monitor and manage our exposure to higher risk markets.

Total revenues decreased $2 million or 2% primarily due to lower interest rates. Average asset and deposit balances have changed little from last year, although the mix has changed as we continue to manage our exposure to higher risk markets.

Results

(C$ millions)	% change	2003	2002

Total revenues	(2)%	$96	$98
Average assets (1)	(18)	1,400	1,700
Average deposits (1)	19	2,020	1,700

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

Treasury Management & Trade

Treasury Management & Trade provides cash management, payment and trade services to business and public sector markets in Canada. Our Trade team provides importers and exporters with a variety of trade products, services and counsel. Our cash management group provides a full range of solutions to clients including disbursement, receivable and information products. Through Moneris Solutions, we provide merchants with credit and debit card transaction processing services.

     Our goal is to continue to be the leading provider in Canada by retaining profitable client relationships and growing market share in strategic markets by:

•	Enhancing our market segmentation approach that accommodates the diverse needs of business and public sector markets

•	Expanding the functionality of our Web-based delivery channel for both cash management and trade services

•	Introducing new trade products and services as well as expanding trade alliances to meet clients’ international trade requirements, while effectively managing risk

•	Leveraging our cash management sales and service leadership position

Total revenues increased $19 million or 4% primarily due to growth in non-interest income from cash management products and services. Net interest income also increased as deposit growth more than offset lower interest rates.

Results

(C$ millions, volumes in thousands)	% change	2003	2002

Total revenues	4%	$477	$458
Average deposits (1)	6	6,740	6,350
Payment volumes	3	7,634	7,440
Payment errors (per 100,000 payments)	(12)	2.9	3.3

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
Canadian GAAP Royal Bank of Canada 37A

Management’s discussion and analysis

Financial priority: Revenue growth and diversification

Highlights

•	Total revenues up 1%

•	Net interest income down 4%

•	Net interest margin of 1.68%, down 21 basis points

•	Non-interest income up 4%

•	Non-interest income 62% of total revenues

TABLE 4 Total revenues

			2003 vs 2002
(C$ millions)	2003	2002	Increase (decrease)

Net interest income	$6,642	$6,935	$(293)	(4)%
Non-interest income	10,776	10,320	456	4

Total revenues	$17,418	$17,255	$163	1%

Total revenues were up $163 million or 1% from a year ago, despite a $510 million decline in the translated value of U.S. dollar-denominated revenues due to a significant appreciation of the Canadian dollar relative to the U.S. dollar. Excluding the effect of the appreciation of the Canadian dollar, revenues were up $673 million or 4%. The increase in revenues largely reflects higher insurance premiums, investment and fee income, and higher trading revenues.

Outlook

We are targeting revenue growth of 5—8% in fiscal 2004, based on, among other things, our expectations that capital markets will continue to improve, interest rates in Canada will rise moderately, and the Canadian and U.S. economies will grow somewhat faster than in 2003.

Net interest income

Net interest income was $6.6 billion, down $293 million or 4% from 2002, with $120 million of the decrease attributable to a decline in the translated value of U.S. dollar-denominated net interest income due to the strengthening of the Canadian dollar relative to the U.S. dollar. As shown in Table 6 on page 39A, while higher asset volumes (including residential mortgages, personal and credit card loans) added $249 million to net interest income in 2003, changes in the rates received on assets and paid on liabilities reduced net interest income by $542 million, primarily reflecting price competition in retail banking and low interest rates, which led to margin compression.

TABLE 5 Net interest income and margin

(C$ millions, except percentage amounts)	2003	2002	2001

Average assets (1)	$396,400	$367,300	$327,100
Net interest income	6,642	6,935	6,311
Net interest margin (2)	1.68%	1.89%	1.93%

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Net interest income, as a percentage of average assets.

Net interest margin

As shown in Table 5 above, the net interest margin decreased by 21 basis points from a year ago to 1.68%. This reflected significant growth in low-interest-yielding assets such as securities, higher amounts of non-interest-yielding assets such as derivative-related amounts (included in other assets) and spread compression resulting from price competition in retail banking and low interest rates.

As shown in Table 7 on page 40A, while the average rate paid on total liabilities decreased by 19 basis points, the average rate received on total assets decreased by 38 basis points, leading to a 21 basis point reduction in the net interest margin. The average rate received on securities dropped 47 basis points while volumes of securities were up $11.9 billion on average or 13%. Similarly, other assets, which do not earn interest, were up $8.5 billion on average.

38A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

TABLE 6 Change in net interest income

	2003 vs 2002			2002 vs 2001
	Increase (decrease)			Increase (decrease)
	due to changes in			due to changes in

	average	average	Net	average	average	Net
(C$ millions)	volume (1)	rate (1)	change	volume (1)	rate (1)	change

Assets
Deposits with banks
Canada	$1	$1	$2	$(3)	$(8)	$(11)
United States	23	(65)	(42)	(21)	(171)	(192)
Other International	29	(96)	(67)	(17)	(128)	(145)
Securities
Trading account	162	(199)	(37)	502	(700)	(198)
Investment account	191	(256)	(65)	156	(182)	(26)
Loan substitute	(3)	(7)	(10)	(3)	4	1
Assets purchased under reverse repurchase agreements	115	21	136	197	(709)	(512)
Loans
Canada
Residential mortgage	230	(237)	(7)	218	(402)	(184)
Personal	38	65	103	(116)	(475)	(591)
Credit card	100	(4)	96	(28)	(9)	(37)
Business and government	(116)	667	551	(156)	166	10
United States	(92)	(311)	(403)	655	(563)	92
Other International	55	(708)	(653)	(183)	(676)	(859)

Total interest income	$733	$(1,129)	$(396)	$1,201	$(3,853)	$(2,652)

Liabilities
Deposits
Canada	$265	$82	$347	$70	$(1,818)	$(1,748)
United States	2	(225)	(223)	399	(1,027)	(628)
Other International	(8)	(373)	(381)	322	(949)	(627)
Obligations related to securities sold short	113	(71)	42	136	7	143
Obligations related to assets sold under repurchase agreements	66	72	138	(12)	(468)	(480)
Subordinated debentures	(20)	(10)	(30)	—	(4)	(4)
Other interest-bearing liabilities	66	(62)	4	87	(19)	68

Total interest expense	484	(587)	(103)	1,002	(4,278)	(3,276)

Net interest income	$249	$(542)	$(293)	$199	$425	$624

(1)	Volume/rate variance is allocated on the percentage relationship of changes in balances and changes in rates to the total net change in net interest income.

Canadian GAAP Royal Bank of Canada 39A

Management’s discussion and analysis

TABLE 7 Net interest income on average assets and liabilities

	Average balances (1)			Interest (2)			Average rate

(C$ millions, except percentage amounts)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Assets
Deposits with banks
Canada	$428	$367	$449	$9	$7	$18	2.10%	1.91%	4.01%
United States	6,688	5,631	6,035	101	143	335	1.51	2.54	5.55
Other International	10,675	9,751	10,119	266	333	478	2.49	3.42	4.72

	17,791	15,749	16,603	376	483	831	2.11	3.07	5.01

Securities
Trading account	71,148	65,422	51,429	1,908	1,945	2,143	2.68	2.97	4.17
Investment account	31,441	25,171	21,154	815	880	906	2.59	3.50	4.28
Loan substitute	354	407	463	17	27	26	4.80	6.63	5.62

	102,943	91,000	73,046	2,740	2,852	3,075	2.66	3.13	4.21

Assets purchased under reverse repurchase agreements	41,565	35,463	29,591	787	651	1,163	1.89	1.84	3.93
Loans (3)
Canada
Residential mortgage	69,911	65,901	62,448	3,896	3,903	4,087	5.57	5.92	6.54
Personal	27,201	26,631	28,089	1,837	1,734	2,325	6.75	6.51	8.28
Credit card	5,197	4,354	4,586	615	519	556	11.83	11.92	12.12
Business and government	26,259	28,650	32,347	1,842	1,291	1,281	7.01	4.51	3.96

	128,568	125,536	127,470	8,190	7,447	8,249	6.37	5.93	6.47
United States	28,189	29,784	20,295	1,388	1,791	1,699	4.92	6.01	8.37
Other International	11,884	11,348	12,541	572	1,225	2,084	4.81	10.79	16.62

	168,641	166,668	160,306	10,150	10,463	12,032	6.02	6.28	7.51

Total interest-earning assets	330,940	308,880	279,546	14,053	14,449	17,101	4.25	4.68	6.12
Non-interest-bearing deposits with banks	1,947	1,753	1,188
Customers’ liability under acceptances	6,838	8,515	9,890
Other assets	56,675	48,152	36,476

Total assets	$396,400	$367,300	$327,100	$14,053	$14,449	$17,101	3.55%	3.93%	5.23%

Liabilities and shareholders’ equity
Deposits (4)
Canada	$121,690	$111,880	$110,228	$3,311	$2,964	$4,712	2.72%	2.65%	4.27%
United States	40,131	40,036	29,354	564	787	1,415	1.41	1.97	4.82
Other International	68,316	68,584	60,275	1,577	1,958	2,585	2.31	2.85	4.29

	230,137	220,500	199,857	5,452	5,709	8,712	2.37	2.59	4.36

Obligations related to securities sold short	22,898	19,912	16,509	839	797	654	3.66	4.00	3.96
Obligations related to assets sold under repurchase agreements	22,522	19,630	19,892	552	414	894	2.45	2.11	4.49
Subordinated debentures	6,455	6,804	6,805	376	406	410	5.82	5.97	6.02
Other interest-bearing liabilities	7,889	5,546	3,042	192	188	120	2.43	3.39	3.94

Total interest-bearing liabilities	289,901	272,392	246,105	7,411	7,514	10,790	2.56	2.76	4.38
Non-interest-bearing deposits	20,640	19,897	18,568
Acceptances	6,838	8,515	9,890
Other liabilities	60,260	47,974	36,621

Total liabilities	377,639	348,778	311,184	7,411	7,514	10,790	1.96	2.15	3.47

Shareholders’ equity
Preferred	1,210	1,713	2,073
Common	17,551	16,809	13,843

Total liabilities and shareholders’ equity	$396,400	$367,300	$327,100	$7,411	$7,514	$10,790	1.87%	2.05%	3.30%

Net interest income as a % of total average assets	$396,400	$367,300	$327,100	$6,642	$6,935	$6,311	1.68%	1.89%	1.93%

Net interest income as a % of total average interest-earning assets
Canada	$199,292	$196,321	$182,904	$5,186	$5,472	$5,512	2.60%	2.79%	3.01%
United States	59,368	51,144	37,865	1,188	1,106	371	2.00	2.16	.98
Other International	72,280	61,415	58,777	268	357	428	.37	.58	.73

Total	$330,940	$308,880	$279,546	$6,642	$6,935	$6,311	2.01%	2.25%	2.26%

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

(2)	Interest income includes loan fees of $303 million (2002 — $321 million; 2001 — $328 million).

(3)	Average balances include impaired loans and are net of allowances for credit losses.

(4)	Deposits include savings deposits with average balances of $38 billion (2002 — $39 billion; 2001 — $38 billion), interest expense of $.3 billion (2002 — $.3 billion; 2001 — $.6 billion) and average rates of ..78% (2002 — .69%; 2001 — 1.58%). Deposits also include term deposits with average balances of $160 billion (2002 — $155 billion; 2001 — $145 billion), interest expense of $4.1 billion (2002 — $4.4 billion; 2001 — $6.9 billion) and average rates of 2.53% (2002 — 2.85%; 2001 — 4.80%).

Non-interest income

As shown in Table 8 on page 41A, non-interest income was up $456 million, or 4%, from 2002, despite a $390 million decline in the translated value of U.S. dollar-denominated revenues, for the reasons discussed below.

     Insurance premiums, investment and fee income were up $313 million or 15%, largely due to a $228 million increase associated with the acquisition of Business Men’s Assurance Company of America on May 1, 2003, an $83 million increase in investment income associated with customer holdings of Universal Life products and a $66 million increase in home & auto insurance revenues. Trading revenues were up $243 million or 14%, largely in fixed income and money market trading, reflecting the impact of the favourable interest rate environment on trading revenues. Gain (loss) on sale of investment account securities was up $142 million, largely due to $111 million of net losses on sale of investment account securities in 2002 that did not recur this year. Deposit and payment service charges were up $37 million or 4% due to higher automated banking machine revenues and payment processing volumes. Underwriting and other advisory fees were up $28 million, or 4%, reflecting an improvement in capital markets activity in the last six months of

40A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

TABLE 8 Non-interest income

				2003 vs 2002
(C$ millions, except percentage amounts)	2003	2002	2001	Increase (decrease)

Insurance premiums, investment and fee income	$2,356	$2,043	$1,824	$313	15%
Trading revenues	2,009	1,766	1,820	243	14
Investment management and custodial fees	1,143	1,177	1,094	(34)	(3)
Securities brokerage commissions	1,108	1,223	1,045	(115)	(9)
Deposit and payment service charges	1,078	1,041	887	37	4
Mutual fund revenues	673	723	692	(50)	(7)
Underwriting and other advisory fees	671	643	478	28	4
Card service revenues	518	496	458	22	4
Foreign exchange revenues, other than trading	279	276	303	3	1
Credit fees	227	223	237	4	2
Mortgage banking revenues	198	222	206	(24)	(11)
Securitization revenues	165	174	123	(9)	(5)
Gain (loss) on sale of investment account securities	31	(111)	(130)	142	n.m.
Gain from divestitures (1)	—	—	445	—	—
Other	320	424	283	(104)	(25)

Total	$10,776	$10,320	$9,765	$456	4%

(1)	Gain on divestitures in 2001 included $89 million on formation of Moneris Solutions joint venture, $43 million on sale of Group Retirement Services and $313 million on sale of RT Capital Management.

n.m.	not meaningful

the fiscal year, and card service revenues were up $22 million or 4% due to higher retail transaction volumes. However, investment management and custodial fees were down $34 million, or 3%, and mutual fund revenues were $50 million, or 7% lower, reflecting weak equity markets in the first six months of the year. Mortgage banking revenues (which relate to mortgages originated in the U.S. by RBC Centura and its subsidiary RBC Mortgage) were down $24 million or 11%, reflecting additional hedging and other costs in the fourth quarter of 2003. Securities brokerage commissions were down $115 million or 9%, reflecting weak equities markets and the resultant lower client trading volumes during the first half of the year. Other non-interest income declined by $104 million or 25%, mainly due to a $60 million charge for equity losses on private equity investments. The losses on private equity investments related largely to the four years ended October 31, 2003. These losses were recognized as a result of our determination that certain private equity investments should be accounted for using the equity method of accounting rather than the previously applied cost method of accounting.

     Non-interest income accounted for 62% of total revenues, up from 60% in 2002.

TABLE 9 Trading revenues

(C$ millions)	2003	2002	2001

Net interest income (1)	$73	$127	$(68)
Non-interest income (2)	2,009	1,766	1,820

Total	$2,082	$1,893	$1,752

By product
Equity	$614	$753	$684
Fixed income and money markets (3)	1,167	876	726
Foreign exchange contracts (4)	301	264	342

Total	$2,082	$1,893	$1,752

(1)	Includes interest earned on trading securities and other cash instruments held in the trading portfolios less funding costs associated with trading-related derivative and security positions.

(2)	Primarily includes realized and unrealized gains and losses on trading securities, derivative instruments and foreign exchange trading activities.

(3)	Includes government securities and corporate debt instruments, swaps, interest rate options, interest rate futures and forward rate agreements.

(4)	Includes primarily foreign exchange spot, forward, futures and options contracts as well as commodity and precious metals.

Trading revenues

Trading revenues include gains and losses on securities and derivatives that arise from market-making, sales and principal trading activities. These securities and derivative positions are marked-to-market on a daily basis. Proprietary trading activities are strictly managed in accordance with Value-At-Risk (VAR) and trading limits and we continue to conduct the majority of client-related trading in the major G7 markets and currencies. A description of trading revenues included in net interest income and non-interest income is provided in Table 9 above.

     As shown in Table 9 above, total trading revenues were up $189 million or 10% in 2003. Fixed income and money market trading revenues increased by $291 million, or 33%, reflecting the impact of the favourable interest rate environment, which resulted in higher bond trading revenues in international and domestic markets. Structured products, including credit derivatives, also experienced better results as a result of growth in client volumes and favourable trading returns. Foreign exchange contract trading revenues increased by $37 million, or 14%, due to higher volumes in both spot and derivative markets as global currency volatility increased. Increased sales and marketing efforts have enhanced foreign exchange trading volumes with institutional and corporate clients, while prudent risk taking and analytics contributed to higher trading revenues. Equity trading revenues decreased by $139 million, or 18%. Institutional equity trading volumes in listed and OTC markets declined during the year.

Canadian GAAP Royal Bank of Canada 41A

Management’s discussion and analysis

Financial priority: Cost control

Highlight

•	Non-interest expense was unchanged from 2002

Non-interest expense was unchanged from 2002. While the stronger Canadian dollar relative to the U.S. dollar reduced translated value of non-interest expense by $340 million, this reduction was offset by increases in pension and other postretirement benefit costs, costs related to further automating our retail banking technology infrastructure and expanding our retail banking sales force in Canada and costs relating to companies we acquired during the year.

     As shown in Table 10 on page 43A, human resources costs increased by $133 million or 2% in 2003, reflecting a $142 million or 18% increase in benefits expense. The increase in benefits expense was principally due to a $56 million increase in pension benefit expense (largely due to the amortization of prior year actuarial losses resulting from lower asset returns and a lower discount rate used to value pension liabilities in 2003). Other postretirement benefit expense increased by $69 million, primarily due to the amortization of actuarial losses resulting from higher claims experiences and a lower discount rate used to value other post-retirement benefit liabilities in 2003 (see Note 17 on page 90A). Salaries increased by $58 million or 2%, largely due to the additional salaries associated with expanding our retail banking sales force in Canada and salaries associated with acquisitions that closed in 2003 (Admiralty Bancorp, Business Men’s Assurance Company of America and Sterling Capital Mortgage Company). Stock compensation costs were up $18 million, reflecting the issuance of deferred shares. Acquisition retention compensation costs declined by $74 million to $84 million. We expect retention compensation costs relating to pre-2004 acquisitions to fall to approximately $45 million in 2004 and to $20 million in 2005.

     Professional fees were up $47 million or 11% due to an increase in fees paid to external service providers to deal with increased volumes at RBC Mortgage and also an increase in systems upgrade and conversion costs at RBC Centura. Equipment costs were up $14 million or 2%. However, outsourced item processing costs were down $14 million or 5%, occupancy costs were down $21 million or 3%, communications costs were down $44 million or 5% and other costs were down $125 million or 14%.

Continuing our focus on cost control

The cost control initiatives undertaken in 2003 and in prior years are continuing to yield favourable results. Despite higher costs associated with growing our business, enhancing the client experience, and investing in new sales positions and technology, non-interest expense was essentially unchanged from 2002, aided by a stronger Canadian dollar, which reduced the translated value of U.S. dollar-denominated expenses.

     RBC Banking continued its monitoring and containment of controllable expenses and focused on a number of initiatives. Discretionary expenses in Canada, which include stationery, professional fees and travel, were reduced by 9% from a year ago, select internal reports were eliminated, and we discontinued mailing cancelled cheques with interim statements to business clients, generating $30 million of savings in total. In the U.S., RBC Centura continued to integrate functions into RBC Royal Bank to take advantage of our Canadian operations’ scale and expertise and to reduce costs. In 2002, RBC Centura’s mainframe computer processing was relocated into the main processing centre in Ontario, generating cost savings in 2003, in addition to increasing scale and performance.

     Moving into 2004, we expect savings from a new service platform for tellers, which we expect to begin using in January 2004 and which will simplify and streamline transaction processing and should also enhance client service levels. We also expect to realize savings from a new real-time image based tracing system, which replaces the current manual process used to resolve client issues and further enhances our fraud detection and prevention capability. However, we will continue to invest in providing standardized and flexible solutions across client segments, channels and products. These investments are expected to result in a superior client experience and net cost savings commencing in 2007 but expense outlays that exceed revenue benefits and cost savings prior to that time. In 2004, RBC Centura will continue to focus on reducing costs and improving efficiency. All in all, we are aiming to grow RBC Banking expenses by at least 2 percentage points less than revenues in each of the next three years.

     RBC Insurance realized cost savings in 2003 through the introduction of a number of initiatives geared to reducing costs and enhancing efficiency. For example, the insurance operation consolidated a number of business locations, both in Canada and the U.S., to leverage existing capacity and improve service levels. In addition, RBC Insurance consolidated its technology services into a single group in order to build an integrated North American technology organization for the business. RBC Insurance also integrated recently acquired BMA into its existing operations, including moving the administration of a fixed block of business to its Greenville, South Carolina, operations in less than 30 days following the close, achieving cost reductions in excess of 30% of the pre-acquisition cost base.

     At RBC Investments, the cost-cutting program, initiated in 2001 to offset the effects of market weakness, continued into 2003 and is expected to further progress in 2004. In 2003, cost savings were achieved by reducing overhead costs through integration of select branch offices and support facilities of the Canadian full-service brokerage business, restructuring the U.S. and Caribbean private banking units and right-sizing the U.S. brokerage business in response to the weak market environment during the first six months of the fiscal year. RBC Dain Rauscher achieved cost savings through the realization of the full year benefit of the prior year’s integration of Tucker Anthony Sutro, which was acquired on October 31, 2001, by realizing the remaining US$30 million of the originally targeted US$60 million of annual integration cost savings.

     RBC Capital Markets achieved expense reductions in 2003 through a number of initiatives. It continued to integrate the Investment Banking and Global Equity operations in the U.S. During the year, primary Nasdaq trading functions were moved from Minneapolis to New York to increase operational efficiency, while sales and trading positions that covered East coast accounts were relocated from Minneapolis to New York to better align them with the markets they serve. Also, trading operations groups in London and Toronto were integrated to eliminate duplicate and inefficient processes and generate cost savings. In addition, we are continuing to reduce loan portfolio management costs (including those relating to the structured lending portfolio). A lending process review, undertaken in 2003, has resulted in ongoing process changes that are expected to provide savings into 2004 and beyond. RBC Capital Markets will continue its focus on cost control in 2004.

42A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

TABLE 10   Non-interest expense

				2003 vs 2002
(C$ millions, except percentage amounts)	2003	2002	2001	Increase (decrease)

Human resources
Salaries (1)	$3,282	$3,224	$2,770	$58	2%
Variable compensation	2,084	2,095	2,056	(11)	(1)
Acquisition-related retention compensation	84	158	176	(74)	(47)
Benefits	925	783	698	142	18
Stock compensation (2)	73	55	23	18	33

	6,448	6,315	5,723	133	2

Occupancy
Net premises rent	579	595	561	(16)	(3)
Premises repairs and maintenance	72	70	55	2	3
Depreciation	95	103	91	(8)	(8)
Property taxes	11	11	6	—	—
Energy	18	17	11	1	6

	775	796	724	(21)	(3)

Equipment
Office and computer rental and maintenance (1)	531	516	473	15	3
Depreciation	303	304	298	(1)	—

	834	820	771	14	2

Communications
Telecommunication	328	361	290	(33)	(9)
Marketing and public relations	212	211	180	1	—
Postage and courier	113	121	108	(8)	(7)
Stationery and printing	104	108	108	(4)	(4)

	757	801	686	(44)	(5)

Professional fees (1)	466	419	412	47	11

Outsourced item processing	292	306	303	(14)	(5)

Amortization of goodwill	—	—	248	—	—

Amortization of other intangibles	71	72	36	(1)	(1)

Other
Business and capital taxes	144	129	171	15	12
Travel and relocation	140	144	121	(4)	(3)
Employee training	39	46	43	(7)	(15)
Donations	38	41	35	(3)	(7)
Other (1)	405	531	482	(126)	(24)

	766	891	852	(125)	(14)

Total	$10,409	$10,420	$9,755	$(11)	—

(1)	Includes, in 2001, a U.S. retail banking restructuring charge comprising salaries of $22 million, office and computer rental and maintenance of $42 million, professional fees of $21 million and other of $6 million.

(2)	Includes the cost of stock options, stock appreciation rights and performance deferred shares.

RBC Global Services realized cost savings in 2003 through a number of initiatives. Institutional & Investor Services undertook a review of common processes across the various business units to enhance efficiency and reduce costs, which resulted in a number of initiatives including the creation of a global account reconciliation services unit to perform account reconciliation activities for all domestic and global operations and the centralization of securities trade processing in Canada into one specialized unit. Treasury Management & Trade realized cost savings through a number of process improvement and technology initiatives, including the migration of regional electronic business banking support functions into its national client service centre and the introduction of a streamlined technology-based client enrollment process in its cash management business. These initiatives are expected to deliver cost savings in excess of $5 million annually.

     In addition to each platform undertaking its own cost-containment initiatives, we have an E2 (efficiency and effectiveness) effort underway throughout the group. In this regard, throughout 2003, we continued to review infrastructure and functional costs on an enterprise-wide basis, with the objective of eliminating duplication across businesses and functions and creating shared services to leverage centres of expertise. In 2004, we will review several larger initiatives to develop common systems and operational processes, enabling us to build a strong infrastructure to support our business expansion plans. This should also free up resources that can be redirected to enhancing client service and growing revenue.

Canadian GAAP Royal Bank of Canada   43A

Management’s discussion and analysis

TABLE 11   Taxes

(C$ millions, except percentage amounts)	2003	2002	2001

Income taxes	$1,460	$1,365	$1,340

Other taxes
Goods and services and sales taxes	220	224	221
Payroll taxes	267	245	237
Capital taxes	124	107	146
Property taxes (1)	11	11	6
Business taxes	20	22	25
Insurance premium taxes	26	22	21

	668	631	656

Total	$2,128	$1,996	$1,996

Effective income tax rate (2)	31.8%	32.2%	34.7%
Effective total tax rate (3)	40.5%	41.0%	44.2%

(1)	Includes amounts netted against non-interest income regarding investment properties.

(2)	Income taxes, as a percentage of net income before income taxes.

(3)	Total income and other taxes as a percentage of net income before income and other taxes.

Income and other taxes

Our operations are subject to a variety of taxes, including taxes on income and capital assessed by Canadian federal and provincial governments and the governments of foreign jurisdictions where we operate. Taxes are also assessed on expenditures or supplies consumed in support of our operations.

     Income and other taxes shown in Table 11 above were $2,128 million in 2003, comprising income taxes of $1,460 million and other taxes of $668 million. Income taxes increased by $95 million from 2002, largely due to higher net income before tax. Other taxes increased by $37 million, largely due to an increase in the amount of payroll and capital taxes paid.

     As shown above, the effective income tax rate decreased from 32.2% in 2002 to 31.8% in 2003, reflecting a reduction in federal and provincial tax rates in Canada. In addition to the income and other taxes reported in the consolidated statement of income, we recorded income taxes of $1,065 million in 2003 ($125 million in 2002) in shareholders’ equity as shown in Note 15 on page 88A.

44A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Financial priority: Strong credit quality

Highlights

•	Business and government loans and acceptances decreased from 32% of total loans, acceptances and reverse repurchase agreements in 2002 to 28% at October 31, 2003

•	Gross impaired loans down 24% to lowest level since 2000

•	Net impaired loans to total loans, acceptances and reverse repurchase agreements down from .65% to .46%

•	Provision for credit losses down 32% to $.7 billion, lowest level since 2000

•	Specific provision ratio of .33%, down from .51%

•	Net write-offs ratio of .37%, down from .60%

•	Allowance for credit losses down slightly from $2.3 billion to $2.2 billion

Loan portfolio

During 2003, our loan portfolio performed well, reflecting changes in our credit practices adopted over the past few years. Three significant items affected the portfolio during 2003. The first item relates to our continued efforts to move towards a lower-risk portfolio mix, which includes more residential mortgage loans and fewer corporate loans, which entail higher risk and capital underpinning. As shown in the charts below, business and government loans and acceptances decreased to 28% of total loans, acceptances and reverse repurchase agreements in 2003 from 38% in 1999. A significant portion of this change occurred in 2003. The second item relates to our efforts to reduce exposure to the more sensitive and capital intensive sectors. The third item relates to further acquisitions in connection with our U.S. expansion strategy.

     The portion of our business and government credit exposure rated investment grade remained relatively flat, moving from 70% in 2002 to 69% in 2003. Business and government loans include our small business portfolio of $9.7 billion, which is generally rated lower than our exposures to larger businesses.

     Table 12 on page 47A and Table 17 on page 52A provide a detailed breakdown of loans, acceptances and reverse repurchase agreements. Our loan portfolio continues to be well diversified. Business and government loans and acceptances declined in 2003 due to our strategy of exiting non-core client relationships in RBC Capital Markets, the implementation of new single-name limits and an overall decline in demand for credit as corporate balance sheets have strengthened.

     Our efforts to reduce business and government loans are reflected by decreases in various sectors. Decreases in the energy sector occurred in Canada ($1.2 billion), the United States ($1.5 billion) and other international ($.4 billion). The energy sector has been affected by two items in particular. Loans to the oil and gas (exploration and production) sub-sector have declined as a result of consolidation in the industry and our efforts to reduce single-name concentrations. The other factor has been a concerted effort to reduce exposure to the sensitive power generation and distribution sub-sector where loan outstandings have declined by 41% from 2002 to $1.2 billion.

     Transportation and environment loans exposure decreased by $1.1 billion in total. Decreases occurred in both Canada ($.3 billion) and international ($.8 billion). Airlines and aerospace loans have been identified as a sensitive sub-sector and targeted for reduction. Over the year loans outstanding were down $.4 billion or 35% to $.7 billion. The decrease in international includes a reduction in loan outstandings ($.5 billion) to a particular counterparty in the United Kingdom.

     Loans to telecommunications companies are also being actively managed down. Loan outstandings have decreased by 69% from $1.7 billion at year-end 2002 to only $.5 billion at the end of 2003. The decreases are spread out over Canada, United States and other international.

     Loans to hotels, restaurants and entertainment companies have decreased $.3 billion or 10% to $2.8 billion. Approximately 38% of these loans are reported in the small business sector with the remainder in the Other sector.

     Although the overall business and government portfolio decreased, there were some increases in certain areas related to our U.S. expansion strategy. During 2003 we acquired Admiralty Bancorp, Inc. (Admiralty) and Business Men’s Assurance Company of America (BMA). The loans in BMA back the actuarial liabilities of the company. The increase in commercial real estate of $.9 billion in the U.S. reflects an increase of $1.5 billion resulting from the acquisitions of Admiralty and BMA which has been partially offset by other reductions.

     From a risk management perspective, the sectors that utilize the most Economic Capital (EC) are commercial real estate, energy and telecommunications. For a discussion of EC see page 54A. As noted above, our real estate exposure has increased as a result of our U.S. expansion strategy but we are committed to managing this exposure. Although EC related to the energy and telecommunication sectors remains high, significant progress has been made in reducing outstandings.

Canadian GAAP Royal Bank of Canada 45A

Management’s discussion and analysis

Impaired loans

Loans are generally classified as impaired (meaning interest is no longer being accrued) under conditions described in Note 1 on page 72A.

     As indicated in Table 13 on page 48A, gross impaired loans decreased by $543 million or 24% during the year to $1,745 million. Although write-offs decreased from $1,457 million in 2002 to $982 million in 2003, the significant decrease in net additions from $1,280 million in 2002 to $439 million in 2003 resulted in an overall decrease in gross impaired loans. Gross impaired loans declined in both the consumer and the business and government loan portfolios and are at their lowest level since 2000.

     Gross impaired loans in the consumer portfolio declined by $71 million to $366 million, with Canada accounting for $54 million of the reduction. New additions declined, resulting from continued improvements in the portfolio due to benefits realized from the prior implementation of advanced risk modeling technology designed to optimize risk-reward and enhance credit policies and procedures.

     Business and government gross impaired loans fell $472 million to $1,379 million, with reductions of $154 million in Canada, $205 million in the U.S. and $113 million in other international. In Canada, the reductions were spread over various sectors including small business ($36 million), forest products ($30 million) and transportation and environment ($20 million). The level of small business impaired loans continues to decline as a result of enhanced underwriting, monitoring and collection processes. The decrease in forest products largely relates to one particular counterparty. The reduction in transportation and environment results from the resolution of a significant land transportation account partially offset by the impairment of a Canadian transportation account. In the United States, at the end of 2003, there were no impaired telecommunications loans compared to a gross impaired amount of $77 million in 2002. This reduction largely resulted from the write-off, repayment and sale of impaired loans from 2002. The other decreases were spread over various industries. In other international, gross impaired loans in the mining and metals sector decreased by $71 million. This was largely due to one loan recovery. During the second half of the year, new impaired loan formations declined.

     At the end of 2003, approximately 70% of the original impaired loan amount (amount when a loan was originally classified as impaired) in RBC Capital Markets has been written-off or specifically provided for.

     Net impaired loans as a percentage of related loans, acceptances and reverse repurchase agreements decreased to .46% from .65% in 2002, reflecting improvements in both the Canadian and international ratios, as shown in Table 18 on page 52A.

Provision for credit losses

The provision for credit losses is charged to income by an amount necessary to bring the allowance for credit losses to a level determined appropriate by management, as discussed in the Allowance for credit losses section below.

     The provision for credit losses was $721 million in 2003, down $344 million from 2002, as shown in Table 14 on page 49A. This was the lowest level since 2000.

     In the consumer portfolio, the specific provision for credit losses decreased by $13 million, resulting from a decline of $18 million in Canada, partially offset by small increases in the United States and other international. The decline in Canada reflected a reduction in personal partially offset by an increase in credit card. Although the specific provisions for credit cards increased, the ratio to average balances decreased from 3.10% in 2002 to 2.92% in 2003, as shown in Table 18 on page 52A. This indicated that credit quality of the cards portfolio is being maintained as volume grows.

     The specific provision on business and government loans decreased by $331 million or 52% to $304 million in 2003. The largest decrease related to telecommunications loans ($256 million) as this sector was provisioned for in prior years and only a small amount ($5 million) was required during the current year.

     We acquire credit protection on portions of our portfolio by entering into credit derivative contracts. This year’s provision for credit losses included an amount related to a European energy account that was classified as impaired. The provision for credit losses was partially offset by a gain of $29 million on a related credit derivative, recorded in non-interest income. Management believes an analysis that nets credit derivative gains on accounts in default against the related provision for credit losses is useful since it reflects the full loss associated with such accounts and management considers such information when evaluating our credit exposures. Management also believes that investors may find this information useful in their assessment of our credit quality and risk management.

     As shown in Table 18 on page 52A, the specific provision for credit losses amounted to .33% of average loans, acceptances and reverse repurchase agreements (.32% net of the effect of credit derivatives), down from .51% in 2002 (.49% net of the effect of credit derivatives) and well below our 2003 objective of .45-.55%.

Outlook

In 2004, we expect an allocated specific provision for credit losses ratio in the range of .35-.45%, consistent with our medium-term goal.

Allowance for credit losses

The allowance for credit losses is maintained at a level that management believes is sufficient to absorb probable losses in the loan and off-balance sheet portfolios. The individual elements as well as the overall allowance are evaluated on a quarterly basis based on our assessment of problem accounts on an ongoing basis, recent loss experience and changes in other factors, including the composition and quality of the portfolio, economic conditions and regulatory requirements. The allowance is increased by the provision for credit losses, which is charged to income, and decreased by the amount of write-offs net of recoveries.

     The determination of the allowance for credit losses is based upon estimates derived from historical analyses, which are adjusted to take into account management’s assessment of underlying assumptions in relation to the current environment. As a result, the allowance for credit losses will not likely equal the actual losses incurred in the future. To minimize these differences, management undertakes an assessment of the methodology utilized and its underlying assumptions on a regular basis.

     As described in Note 1 on page 73A, the allowance for credit losses comprises three components — specific, general allocated and general unallocated.

     As shown in Table 15 on page 50A, the allowance for credit losses decreased by $150 million or 6% from 2002 to $2,164 million, consistent with the reduction in impaired loans over the same period. During the year, write-offs, net of recoveries, declined to $812 million or .37% of average loans, acceptances and reverse repurchase agreements, from $1,259 million or .60% a year ago as write-offs taken in 2002 in certain sectors such as telecommunications were not required in 2003.

Credit risk concentrations

Concentration risk exists if a number of clients are engaged in similar activities, are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. The strategies we use to minimize concentration risk are discussed further under risk mitigation in the Risk management section on page 55A.

     As shown in Table 12 on page 47A, the largest Canadian exposure is in Ontario, which has 38% of total loans, acceptances and reverse repurchase agreements. Internationally, the largest concentration is in the U.S., where we have 14% of our total loans, acceptances and reverse repurchase agreements.

     The largest sector concentrations, excluding small business, are in financial services, commercial real estate and agriculture with 4%, 4% and 2% of loans, acceptances and reverse repurchase agreements, respectively.

     Table 16 on page 51A shows contractual amounts with clients outside of Canada. Of the total international contractual amounts, $72 billion or 18% of total assets are in the United States and $51 billion or 12% of total assets are outside Canada and the U.S.

46A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

TABLE 12 Loans, acceptances and reverse repurchase agreements (1)

						Percentage of total

(C$ millions, except percentage amounts)	2003	2002	2001	2000	1999	2003	1999

Canada
Atlantic provinces (2)	$10,021	$9,770	$9,654	$9,690	$8,840	4.7%	5.1%
Quebec	15,930	15,190	13,863	16,191	14,936	7.4	8.6
Ontario	80,831	82,689	92,966	73,124	67,120	37.6	38.5
Prairie provinces (3)	27,162	26,989	25,192	29,402	25,521	12.7	14.6
British Columbia	23,807	23,367	22,696	25,118	23,141	11.1	13.2

Total Canada	157,751	158,005	164,371	153,525	139,558	73.5	80.0

Consumer
Residential mortgage	73,978	67,700	64,066	61,444	58,524	34.5	33.5
Personal	28,262	25,918	27,202	27,207	24,353	13.1	14.0
Credit card	4,663	4,740	4,110	4,666	2,666	2.2	1.5

	106,903	98,358	95,378	93,317	85,543	49.8	49.0

Business and government loans and acceptances
Small business (4)	9,705	9,470	9,788	11,701	10,334	4.5	5.9
Agriculture	4,546	4,427	4,758	4,931	4,217	2.1	2.4
Commercial mortgages	2,616	2,468	2,635	2,961	2,635	1.2	1.5
Consumer goods	2,183	2,238	2,447	2,874	2,086	1.0	1.2
Commercial real estate	2,091	2,393	2,325	2,594	2,400	1.0	1.4
Energy	1,703	2,911	4,293	3,754	3,350	.8	1.9
Government	1,629	1,039	1,597	1,385	2,105	.8	1.2
Automotive (5)	1,472	1,370	864	673	611	.7	.3
Industrial products	1,372	1,569	2,174	2,470	2,301	.6	1.3
Transportation and environment (5)	1,112	1,450	2,138	1,519	1,562	.5	.9
Forest products	956	954	1,275	1,362	1,151	.4	.7
Financial services	856	3,015	3,010	2,218	1,567	.4	.9
Media and cable (6)	839	994	1,510	1,120	1,135	.4	.7
Mining and metals	333	361	636	897	845	.2	.5
Telecommunication	169	487	677	1,008	525	.1	.3
Information technology	114	191	203	210	191	.1	.1
Other	4,156	5,194	5,803	6,437	4,650	1.9	2.7

	35,852	40,531	46,133	48,114	41,665	16.7	23.9
Reverse repurchase agreements	14,996	19,116	22,860	12,094	12,350	7.0	7.1

Total Canada	157,751	158,005	164,371	153,525	139,558	73.5	80.0

International
United States	30,861	32,442	29,879	15,939	17,247	14.4	9.9
Europe, Middle East and Africa	21,949	19,006	16,860	9,782	9,642	10.2	5.5
Caribbean	1,941	2,018	1,856	2,059	1,502	.9	.9
Latin America	646	1,400	1,680	1,842	2,309	.3	1.3
Asia	729	1,004	1,328	1,781	2,417	.3	1.4
Australia and New Zealand	804	1,468	1,207	1,218	1,693	.4	1.0

Total international	56,930	57,338	52,810	32,621	34,810	26.5	20.0

Consumer
Residential mortgage	4,839	5,140	3,376	1,540	718	2.2	.4
Personal	5,741	6,038	5,309	812	902	2.7	.5
Credit card	153	174	173	—	—	.1	—

	10,733	11,352	8,858	2,352	1,620	5.0	.9

Business and government loans and acceptances
Consumer goods	983	1,383	1,699	1,111	1,411	.4	.8
Commercial real estate	5,984	5,124	4,082	271	464	2.8	.3
Energy	1,872	3,731	2,994	3,051	3,887	.9	2.2
Government	126	130	128	167	773	.1	.4
Automotive	323	411	527	513	878	.1	.5
Industrial products	532	1,199	2,116	1,749	1,325	.2	.8
Transportation and environment	1,676	2,442	1,571	1,487	1,975	.8	1.1
Forest products	193	417	385	468	549	.1	.3
Financial services	7,445	6,542	9,347	7,912	6,937	3.5	4.0
Media and cable (6)	949	1,321	1,380	2,033	1,909	.4	1.1
Mining and metals	565	1,192	1,071	901	881	.3	.5
Telecommunication	371	1,246	1,558	2,244	1,206	.2	.7
Information technology	81	180	396	433	709	—	.4
Other	3,804	3,953	3,688	1,720	2,364	1.8	1.5

	24,904	29,271	30,942	24,060	25,268	11.6	14.6
Reverse repurchase agreements	21,293	16,715	13,010	6,209	7,922	9.9	4.5

Total international	56,930	57,338	52,810	32,621	34,810	26.5	20.0

Total loans, acceptances and reverse repurchase agreements	214,681	215,343	217,181	186,146	174,368	100%	100%

Allowance for loan losses	(2,055)	(2,203)	(2,278)	(1,871)	(1,884)

Total	$212,626	$213,140	$214,903	$184,275	$172,484

(1)	Based on residence of borrower.

(2)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(3)	Comprises Manitoba, Saskatchewan and Alberta.

(4)	Comprises the following industries in 2003: commercial real estate of $1,777 million (2002 — $1,737 million; 2001 — $1,788 million), consumer goods of $1,777 million (2002 —$1,583 million; 2001 — $1,665 million), industrial products of $952 million (2002 — $887 million; 2001 — $916 million), transportation and environment of $503 million (2002 —$552 million; 2001 — $605 million), automotive of $462 million (2002 — $377 million; 2001 — $434 million), forest products of $298 million (2002 — $278 million; 2001 — $296 million), energy of $137 million (2002 — $125 million; 2001 — $157 million), information technology of $113 million (2002 — $93 million; 2001 — $133 million), mining and metals of $65 million (2002 — $69 million; 2001 — n.a.), financial services of $136 million (2002 — $132 million; 2001 — $96 million), media and cable of $81 million (2002 — $77 million; 2001 — $84 million), telecommunications of $48 million (2002 — $34 million; 2001 — $45 million), and other of $3,356 million (2002 — $3,526 million; 2001 — $3,569 million).

(5)	Commencing in 2002, certain amounts were reclassified from the transportation and environment sector grouping to the automotive group.

(6)	Includes cable loans of $236 million in Canada in 2003(2002 — $267 million; 2001 — $330 million; 2000 — $262 million; 1999 — $169 million) and $432 million internationally in 2003 (2002 — $634 million; 2001 — $625 million; 2000 — $1,321 million; 1999 — $850 million).

Canadian GAAP Royal Bank of Canada 47A

Management’s discussion and analysis

TABLE 13 Impaired loans

(C$ millions, except percentage amounts)	2003		2002		2001	2000	1999

	Gross	Net (1)	Gross	Net (1)	Net (1)	Net (1)	Net (1)

Canada
Atlantic provinces (2)	$81	$44	$107	$55	$67	$65	$37
Quebec	155	85	90	60	204	121	158
Ontario	348	199	471	261	330	287	190
Prairie provinces (3)	140	79	177	98	71	57	109
British Columbia	340	219	427	292	335	266	287

Total Canada	1,064	626	1,272	766	1,007	796	781

Consumer
Residential mortgage	110	98	102	87	118	157	131
Personal	213	84	275	112	129	51	66

	323	182	377	199	247	208	197

Business and government
Small business (4)	169	80	205	104	132	141	134
Agriculture (4)	127	90	141	97	86	39	49
Commercial mortgages	24	18	17	8	5	—	7
Consumer goods	32	17	47	26	5	23	19
Commercial real estate	8	4	23	11	44	41	109
Energy	1	1	1	1	9	—	32
Automotive	—	—	10	3	5	4	—
Industrial products	18	5	23	12	26	18	6
Transportation and environment	118	62	138	108	222	120	12
Forest products	169	115	199	156	184	180	197
Financial services	3	3	—	(1)	2	7	1
Media and cable	15	13	18	6	15	17	30
Mining and metals	—	—	—	—	1	(1)	(1)
Telecommunication	8	3	20	6	—	—	—
Information technology	17	13	6	2	7	(2)	2
Other	32	20	47	28	17	1	(13)

	741	444	895	567	760	588	584

Total Canada	1,064	626	1,272	766	1,007	796	781

International
United States	361	219	584	355	375	69	25
Europe, Middle East and Africa	116	21	115	50	35	7	12
Caribbean	66	47	71	52	39	26	28
Latin America	109	57	217	154	5	3	3
Asia	1	1	3	—	3	2	35
Australia and New Zealand	28	17	26	17	19	—	—

Total international	681	362	1,016	628	476	107	103

Consumer
Residential mortgage	21	20	29	26	35	5	6
Personal	22	12	31	17	8	—	—

	43	32	60	43	43	5	6

Business and government
Consumer goods	16	12	10	7	7	—	2
Commercial real estate	65	53	75	62	49	1	4
Energy	239	96	242	139	—	(2)	3
Automotive	7	6	29	22	25	—	(3)
Industrial products	7	2	30	13	(2)	38	15
Transportation and environment	18	7	68	39	58	25	—
Financial services	42	11	77	46	24	(2)	22
Media and cable (5)	71	57	56	56	—	—	—
Mining and metals	57	25	128	90	29	6	2
Telecommunication	—	—	77	35	122	—	—
Information technology	11	1	48	17	70	—	—
Other	105	60	116	59	51	36	52

	638	330	956	585	433	102	97

Total international	681	362	1,016	628	476	107	103

Total (6), (7)	$1,745	$988	$2,288	$1,394	$1,483	$903	$884

(1)	Net of specific allowance.

(2)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(3)	Comprises Manitoba, Saskatchewan and Alberta.

(4)	Includes government guaranteed portions of impaired loans of $39 million in small business in 2003 (2002 — $64 million; 2001 — $95 million; 2000 — $101 million; 1999 — $79 million) and $9 million in agriculture (2002 — $10 million; 2001 — $6 million; 2000 — $6 million; 1999 — $5 million).

(5)	Consists entirely of cable loans.

(6)	Includes foreclosed assets of $34 million in 2003 (2002 — $32 million; 2001 — $37 million; 2000 — $16 million; 1999 — $26 million).

(7)	Past due loans greater than 90 days not included in impaired loans was $222 million in 2003 (2002 — $217 million; 2001 — $245 million).

48A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

TABLE 14  Provision for credit losses

(C$ millions, except percentage amounts)	2003	2002	2001	2000	1999

Canada
Atlantic provinces (1)	$46	$59	$63	$58	$32
Quebec	77	(5)	43	22	71
Ontario	309	330	398	342	52
Prairie provinces (2)	55	86	81	64	95
British Columbia	40	59	104	40	192

Total Canada	527	529	689	526	442

Consumer
Residential mortgage	4	3	8	—	4
Personal	230	266	265	301	172
Credit card	152	135	125	102	55

	386	404	398	403	231

Business and government
Small business	77	110	164	105	113
Agriculture	(2)	22	20	4	2
Commercial mortgages	(3)	(5)	7	2	8
Consumer goods	2	19	2	7	11
Commercial real estate	(14)	(15)	15	(17)	9
Energy	—	4	17	(8)	12
Automotive	—	—	17	—	—
Industrial products	2	(7)	14	2	(10)
Transportation and environment	69	(19)	13	56	7
Forest products	13	4	7	(36)	81
Financial services	(4)	(27)	(9)	—	5
Media and cable	1	(7)	13	12	8
Mining and metals	1	(1)	—	(1)	1
Telecommunication	5	59	—	(1)	(32)
Information technology	2	3	3	8	8
Other	(8)	(15)	8	(10)	(12)

	141	125	291	123	211

Total Canada	527	529	689	526	442

International
United States	108	440	377	99	45
Europe, Middle East and Africa	64	38	(1)	(9)	21
Caribbean	8	6	(6)	3	—
Latin America	15	57	5	2	2
Asia	(1)	(10)	(19)	(50)	20
Australia and New Zealand	—	5	4	—	—

Total international	194	536	360	45	88

Consumer
Residential mortgage	4	7	—	—	1
Personal	24	15	5	—	—
Credit card	3	4	2	—	—

	31	26	7	—	1

Business and government
Consumer goods	8	(2)	—	(7)	(10)
Commercial real estate	5	4	65	1	2
Energy	78	141	(8)	(2)	—
Automotive	(1)	1	7	(8)	(2)
Industrial products	(1)	5	3	34	31
Transportation and environment	8	21	8	42	—
Financial services	3	21	(3)	(21)	2
Media and cable	26	—	3	—	—
Mining and metals	4	28	—	2	15
Telecommunication	—	202	272	—	—
Information technology	(4)	41	7	—	3
Other	37	48	(1)	4	46

	163	510	353	45	87

Total international	194	536	360	45	88

Total specific provision	721	1,065	1,049	571	530
General allocated (3)	6	(22)	205	73	n.a.
General unallocated (3)	(6)	22	(135)	47	n.a.

Total general provision (3)	—	—	70	120	230

Total	$721	$1,065	$1,119	$691	$760

(1)	Comprises Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick.

(2)	Comprises Manitoba, Saskatchewan and Alberta.

(3)	The general allocated provision and the general unallocated provision together totalled $230 million in 1999. This was not separated into the general allocated and general unallocated components.

Canadian GAAP Royal Bank of Canada  49A

Management’s discussion and analysis

TABLE 15 Allowance for credit losses

(C$ millions, except percentage amounts)	2003	2002	2001	2000	1999

Allowance at beginning of year	$2,314	$2,392	$1,975	$1,900	$2,066

Provision for credit losses	721	1,065	1,119	691	760

Write-offs
Canada
Residential mortgage	(6)	(11)	(15)	(11)	(14)
Personal	(345)	(381)	(394)	(372)	(236)
Credit card	(188)	(172)	(169)	(150)	(65)
Business and government	(224)	(330)	(296)	(225)	(524)

	(763)	(894)	(874)	(758)	(839)

International
Residential mortgage	(4)	(1)	(9)	—	—
Personal	(28)	(17)	(7)	—	—
Credit card	(4)	(6)	(2)	—	—
Business and government	(183)	(506)	(233)	(81)	(229)
LDC exposures	—	(33)	—	—	(4)

	(219)	(563)	(251)	(81)	(233)

	(982)	(1,457)	(1,125)	(839)	(1,072)

Recoveries
Canada
Residential mortgage	—	—	—	—	2
Personal	66	68	66	44	31
Credit card	36	37	44	48	10
Business and government	53	72	58	48	66

	155	177	168	140	109

International
Personal	2	2	1	—	—
Credit card	1	1	—	—	—
Business and government	12	18	16	22	5

	15	21	17	22	5

	170	198	185	162	114

Net write-offs	(812)	(1,259)	(940)	(677)	(958)
Acquisition of Admiralty Bancorp, Inc.	8	—	—	—	—
Acquisition of Eagle Bancshares, Inc.	—	18	—	—	—
Acquisition of Centura Banks, Inc.	—	—	157	—	—
Adjustments	(67)	98	81	61	32

Allowance at end of year	$2,164	$2,314	$2,392	$1,975	$1,900

Allocation of allowance (1)
Canada
Residential mortgage	$33	$35	$45	$46	$53
Personal	395	429	447	403	344
Credit card	147	147	147	88	60
Business and government	682	711	791	664	748

	1,257	1,322	1,430	1,201	1,205

International
Residential mortgage	4	6	4	11	9
Personal	42	36	33	—	—
Credit card	4	5	5	—	—
Business and government	510	583	581	322	380

	560	630	623	333	389

Allocated allowance for loan losses	1,817	1,952	2,053	1,534	1,594
General unallocated allowance for loan losses	238	251	225	337	290

Total allowance for loan losses	2,055	2,203	2,278	1,871	1,884
Allowance for off-balance sheet and other items (2)	109	109	109	98	—
Allowance for loan substitute securities	—	2	5	6	16

Total allowance for credit losses	$2,164	$2,314	$2,392	$1,975	$1,900

(1)	The allowance for loan losses includes an amount for the general allocated allowance, which has been allocated to loan categories. These amounts total $1,060 million (2002 — $1,060 million; 2001 — $1,076 million; 2000 — $765 million; 1999 — $790 million) and have been allocated as follows: for Canada — residential mortgage $21 million (2002 — $20 million; 2001 — $21 million; 2000 — $18 million; 1999 — $11 million), personal $266 million (2002 — $266 million; 2001 — $266 million; 2000 — $207 million; 1999 — $174 million), credit card $147 million (2002 — $147 million; 2001 — $147 million; 2000 — $88 million; 1999 — $60 million), business and government $385 million (2002 — $386 million; 2001 — $385 million; 2000 — $321 million; 1999 — $370 million), and for International — residential mortgage $2 million (2002 — $3 million; 2001 — $2 million; 2000 and 1999 — nil), personal $33 million (2002 — $22 million; 2001 — $26 million; 2000 and 1999 — nil), credit card $4 million (2002 — $5 million; 2001 — $5 million; 2000 and 1999 — nil), and business and government $202 million (2002 — $211 million; 2001 — $224 million; 2000 — $131 million; 1999 — $175 million).

(2)	Commencing in 2000, the allowance for off-balance sheet and other items was separated and reported under other liabilities. Previously, the amount was included in the allowance for loan losses.

50A Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

TABLE 16   Foreign outstandings (1)

		2003		2002		2001

			% of total		% of total		% of total
(C$ millions, except percentage amounts)			assets		assets		assets

United States — Banks		$7,204		$5,838		$7,186
Government		7,970		3,257		3,834
Other		57,086		62,210		49,172

		72,260	17.93%	71,305	18.92%	60,192	16.75%

Western Europe
United Kingdom —	Banks	8,600		7,179		6,275
	Government	512		295		153
	Other	9,141		5,719		5,256

		18,253	4.53	13,193	3.50	11,684	3.25

France — Banks		4,073		2,061		2,378
Government		166		86		68
Other		678		831		1,176

		4,917	1.22	2,978	.79	3,622	1.01

Germany — Banks		5,974		5,344		5,952
Government		1,309		318		173
Other		385		381		559

		7,668	1.90	6,043	1.60	6,684	1.86

Netherlands		2,458	.61	2,271	.60	2,218	.62
Switzerland		763	.19	1,714	.45	1,362	.38
Other		5,223	1.30	5,658	1.51	5,244	1.46

		39,282	9.75	31,857	8.45	30,814	8.58

Central/Eastern Europe, Middle East and Africa		198	.05	247	.07	469	.13

Latin America
Argentina		87	.02	146	.04	193	.06
Brazil		33	.01	38	.01	71	.02
Chile		385	.09	800	.21	836	.23
Mexico		318	.08	493	.13	696	.19
Other		42	.01	42	.01	174	.05

		865	.21	1,519	.40	1,970	.55

Caribbean
Bahamas		1,255	.31	1,453	.38	1,520	.42
Other		1,437	.36	485	.13	1,902	.53

		2,692	.67	1,938	.51	3,422	.95

Asia
Japan — Banks		428		321		53
Government		4,263		2,426		1,663
Other		92		64		988

		4,783	1.19	2,811	.75	2,704	.75

Singapore		289	.07	229	.06	217	.06
South Korea		389	.10	405	.11	449	.13
Other		330	.08	38	.01	145	.04

		5,791	1.44	3,483	.93	3,515	.98

Australia and New Zealand		2,425	.60	2,842	.75	2,335	.65

Allowance for loan losses (2)		(678)	(.17)	(760)	(.20)	(728)	(.20)

Total		$122,835	30.48%	$112,431	29.83%	$101,989	28.39%

(1)	Includes contractual amounts with clients in a foreign country related to: loans, accrued interest, acceptances, interest-bearing deposits with banks, securities, other interest-earning investments and other monetary assets including net revaluation gains on foreign exchange and derivative products. Local currency outstandings, whether or not hedged or funded by local currency borrowings, are included in country exposure outstandings. Foreign outstandings are reported based on location of ultimate risk.

(2)	Includes the international component of the specific, general allocated and general unallocated allowance. For years prior to 2002, the allowance for loan losses also includes the country risk allowance.

Canadian GAAP Royal Bank of Canada 51A

Management’s discussion and analysis

TABLE 17   U.S. loans, acceptances and reverse repurchase agreements and loan quality information (1)

	Loan balances				Gross impaired loans				Net impaired loans				Provision for credit losses

(C$ millions)	2003	2002	2001	2000	2003	2002	2001	2000	2003	2002	2001	2000	2003	2002	2001	2000

Consumer
Residential mortgage	$4,094	$4,351	$2,664	$845	$7	$16	$24	$—	$6	$13	$22	$—	$3	$7	$8	$—
Personal	5,015	5,269	4,621	78	22	31	15	—	12	17	8	—	24	15	5	—
Credit card	107	125	128	—	—	—	—	—	—	—	—	—	3	4	2	—

	9,216	9,745	7,413	923	29	47	39	—	18	30	30	—	30	26	15	—

Business and government loans and acceptances
Consumer goods	816	958	1,172	435	16	10	9	—	12	7	7	—	8	4	2	—
Commercial real estate	5,480	4,531	3,773	44	65	75	81	4	53	62	49	1	5	5	66	2
Energy	1,200	2,680	1,613	1,582	114	95	—	—	49	29	—	—	16	107	—	—
Government	100	19	23	—	—	—	—	—	—	—	—	—	—	—	—	—
Automotive	318	409	408	221	7	29	33	—	6	22	25	—	(1)	1	6	—
Industrial products	449	974	1,513	1,107	5	30	8	68	2	13	(1)	34	(1)	8	3	40
Transportation and environment	350	484	788	469	9	36	48	56	2	28	26	25	7	5	(4)	42
Forest products	123	223	98	181	—	—	—	—	—	—	—	—	—	—	—	—
Financial services	3,011	3,770	4,104	4,521	9	46	30	—	6	35	23	—	—	11	7	—
Media and cable (2)	854	1,107	1,038	1,782	44	56	—	—	44	56	—	—	12	—	3	—
Mining and metals	91	70	45	104	—	—	—	—	—	—	—	—	—	—	—	—
Telecommunication	315	689	835	1,131	—	77	272	—	—	35	122	—	—	202	272	—
Information technology	81	177	299	374	11	48	76	—	1	17	70	—	(4)	41	7	—
Other	2,736	3,348	3,089	541	52	35	30	17	26	21	24	9	36	30	—	15

	15,924	19,439	18,798	12,492	332	537	587	145	201	325	345	69	78	414	362	99
Reverse repurchase agreements	5,721	3,258	3,668	2,524	—	—	—	—	—	—	—	—	—	—	—	—

	$30,861	$32,442	$29,879	$15,939	$361	$584	$626	$145	$219	$355	$375	$69	$108	$440	$377	$99

(1)	Based on residence of the borrower.

(2)	Includes cable loans of $357 million in 2003 (2002 — $522 million; 2001 — $455 million; 2000 — $1,162 million) and gross and net impaired cable loans of $44 million in 2003 (2002 — $56 million).

TABLE 18   Risk profile

(C$ millions, except percentage amounts)	2003	2002	2001	2000	1999

Percentage of loans to total loans (1)
Canada (2)
Residential mortgage	35%	32%	30%	33%	34%
Personal	13	12	12	15	14
Credit card	2	2	2	2	1
Business and government	22	26	30	32	32

	72	72	74	82	81
International	28	28	26	18	19

Total	100%	100%	100%	100%	100%

Gross impaired loans
Beginning of year	$2,288	$2,465	$1,678	$1,704	$2,001
Net additions	439	1,280	1,912	813	743
Write-offs and adjustments	(982)	(1,457)	(1,125)	(839)	(1,040)

End of year	$1,745	$2,288	$2,465	$1,678	$1,704

Net impaired loans as a % of related loans, acceptances and reverse repurchase agreements
Canada (2)
Residential mortgage	.13%	.13%	.18%	.26%	.22%
Personal	.30	.43	.48	.19	.27
Business and government	.94	1.00	1.17	.99	1.05

	.41	.49	.63	.52	.55
International	.61	1.05	.85	.33	.32

Total	.46%	.65%	.69%	.49%	.51%

Allowance for credit losses
Specific	$757	$894	$951	$747	$786
Country risk	—	—	31	28	34
General allowance
General allocated (4)	1,169	1,169	1,185	863	790
General unallocated	238	251	225	337	290

Total general allowance	1,407	1,420	1,410	1,200	1,080

Total	$2,164	$2,314	$2,392	$1,975	$1,900

As a % of loans, acceptances and reverse repurchase agreements	1.0%	1.0%	1.1%	1.0%	1.1%

As a % of impaired loans (coverage ratio), excluding LDCs	118%	96%	93%	112%	112%

Provision for credit losses
Specific	$721	$1,065	$1,049	$571	$530
General provision (3)
General allocated	6	(22)	205	73	n.a.
General unallocated	(6)	22	(135)	47	n.a.

Total general provision	—	—	70	120	230

Total	$721	$1,065	$1,119	$691	$760

Credit derivative gains	(29)	(102)	—	—	—
Credit derivative losses	—	69	—	—	—

Total provision net of credit derivative gains/losses	$692	$1,032	$1,119	$691	$760

Specific provision net of credit derivative gains/losses as a % of average loans, acceptance and reverse repurchase agreements	.32%	.49%	—%	—%	—%

As a % of related average loans, acceptances and reverse repurchase agreements
Canada
Residential mortgage	.01%	—%	.01%	—%	.01%
Personal	.85	1.00	.94	1.12	.71
Credit card	2.92	3.10	2.73	2.87	2.39
Business and government	.26	.21	.52	.22	.40

	.34	.34	.45	.36	.32
International	.32	.98	.74	.13	.23

Total specific provision	.33%	.51%	.53%	.32%	.30%
Total provision for credit losses	.33	.51	.56	.38	.43

Net write-offs (excluding LDCs) as a % of average loans, acceptances and reverse repurchase agreements	.37%	.58%	.47%	.38%	.54%

Net write-offs as a % of average loans, acceptances and reverse repurchase agreements	.37%	.60%	.47%	.38%	.55%

(1)	Loans include acceptances and reverse repurchase agreements.

(2)	Loans in Canada include all loans booked in Canada, regardless of the currency or residence of the borrower.

(3)	The general allocated provision and the general unallocated provision totalled $230 million in 1999. These were not separated into the general allocated and general unallocated components.

(4)	Includes the allowance for off-balance sheet and other items.

52A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Risk management

Overview

The mission of the risk management function is to build shareholder value through leadership in the strategic management of risk. Strategic priorities are to:

•	Ensure alignment of risk appetite and business strategies

•	Attract, develop and retain high-performing risk management professionals

•	Enhance communication on risk and risk appetite throughout the organization

•	Invest in capabilities to better measure, understand and manage risk

•	Strengthen the efficiency, accessibility and responsiveness of key risk processes and practices

Our business activities expose us to the risks outlined in the risk pyramid below. We use the risk pyramid as a tool to identify and assess risk across the organization. Risks are shown within the pyramid according to the level of control and influence that we can exert to mitigate or manage each specific risk type.

Controllable risks

•	Credit risk is the risk of loss due to a counterparty’s inability to fulfill its payment obligations. It also refers to a loss in market value due to the deterioration of a counterparty’s financial position. A counterparty may be an issuer, debtor, borrower, policyholder, reinsurer or guarantor.

•	Market risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices.

•	Liquidity risk is the risk that we are unable to generate or obtain sufficient cash or equivalents on a cost-effective basis to meet our commitments as they fall due.

•	Insurance risk relative to our insurance platform, is the risk inherent in the development, issuance and administration of insurance policies, and includes product design and pricing risk, claims administration risk, underwriting risk and liability risk.

•	Operational risk is the risk of direct or indirect loss resulting from inadequate or failed processes, technology, human performance or external events. The impact of operational risk can be financial loss, loss of reputation, loss of competitive position, poor client service and resulting legal or regulatory proceedings.

An organizational perspective

The cornerstone of effective risk management is a strong risk management culture, supported by numerous strategy and policy development processes, run jointly by risk management professionals and the business segments. This partnership is designed to ensure strategic alignment of business, risk and resource issues.

     Risk management professionals work in partnership with the business segment and functional units to identify risks, which are then measured, monitored and managed. In line with our group-wide portfolio management approach, portfolio analysis techniques are employed in an effort to optimize the risk-reward profile and ensure the efficient and appropriate attribution of capital.

     A structure of management and board committees provides oversight of the risk management process.

Canadian GAAP Royal Bank of Canada   53A

Management’s discussion and analysis

The Board of Directors and Group Risk Committee

The top level of the organizational perspective risk pyramid on page 53A comprises the Board of Directors, the Conduct Review and Risk Policy Committee and Group Risk Committee.

Key responsibilities are to:

•	Shape, influence and communicate the organization’s risk culture

•	Determine and communicate the organization’s risk appetite

•	Define the organizational structure for Group Risk Management

•	Review and approve policies for controlling risk

•	Review and monitor the major risks being assumed by, or facing, the organization and provide direction as required

•	Ensure there are sufficient and appropriate risk management resources across the organization to protect against the risks being taken

Risk management

The middle level of the organizational perspective risk pyramid comprises the Chief Risk Officer, Group Risk Management and the various Risk Committees. The Risk Committees include the Asset/Liability Committee, U.S. Corporate Governance Committee, Ethics and Compliance Committee, Risk Management Committee and other committees responsible for areas such as interest rate risk and trading risk. To address the increasing complexity of products in the marketplace, New Business Committees were established in 2003 in London, New York and Toronto to provide risk oversight of all new business initiatives in RBC Capital Markets.

Key responsibilities of the Chief Risk Officer, Group Risk Management and the various Risk Committees are to:

•	Implement and maintain an integrated enterprise-wide risk measurement, management and reporting framework

•	Establish a comprehensive risk assessment and approval process including enterprise-wide policies and procedures

•	Establish guidelines and risk limits to ensure appropriate risk diversification and optimization of risk-return on both a portfolio and transactional basis

•	Advise the board and executive management of major risks being assumed by, or facing, the organization

•	Partner with the business segments to identify, understand, measure, mitigate and monitor the risks being taken

Economic Capital

Economic Capital (EC) is an estimate of the amount of common equity required to underpin risks. It is calculated by estimating the level of capital that is necessary to cover risks consistent with our desired solvency standard and AA debt rating. EC analysis is intended to represent the shareholder’s perspective and drives the optimization of shareholder returns. Calculation of EC involves a number of assumptions and judgments, and changes to them may result in materially different amounts of EC being computed. Capital attribution methodologies are continually monitored to ensure risks are being consistently quantified utilizing all available information. Periodically, enhancements are made to these methodologies with the changes applied prospectively.

     EC is attributed to our business segments to provide directly comparable performance measurements for each of our business activities and to assist senior management in strategic planning, resource allocation and performance measurement.

     EC is calculated for eight distinct risk types. Credit, market, insurance and operational risk are detailed in the following sections. Business risk is the risk of loss due to variances in volumes, prices and costs caused by competitive forces, regulatory changes, and reputational and strategic risks. Goodwill and intangibles, and fixed asset risks are defined as the risk that the value of these assets will be less than their net book value at a future date.

     The total required economic capital takes into account the diversification benefits between and within risk categories and lines of business. These diversification benefits are passed on to our businesses and are reflected in the EC levels used in their ROE calculations.

     The following chart represents the proportionate EC levels by risk type for fiscal 2003. Over the past three years there has been a shift of economic capital from credit risk to goodwill and intangibles risk, which is consistent with our strategies of reducing non-core lending exposures, and our expansion in the U.S.

The following sections discuss how we manage the major controllable risks, which include credit, market, liquidity, insurance and operational risk.

Credit risk

Our approach to credit risk management preserves the independence and integrity of risk assessment while being integrated into the portfolio management processes. Policies and procedures, which are communicated throughout the organization, guide the day-to-day management of credit risk exposure and are an essential part of our business culture. The goal of credit risk management is to evaluate and manage credit risk in order to further enhance our strong credit culture.

     We manage credit risk directly through key control processes, risk measurements used by management to monitor performance and through the use of certain risk mitigation strategies.

Key control processes

Credit scoring models are used for underwriting and ongoing monitoring of consumer and certain small business credit. Applicant scoring is used for underwriting purposes and utilizes established statistical methods of analyzing applicant characteristics and past performance to determine the probability of the risk for future credit performance. Behavioural scoring is used for ongoing management of booked accounts and utilizes statistical techniques that capture past performance to predict future behaviour of existing accounts. Both applicant and behavioural scores use customer centric scoring models which consider the strength of the entire client relationship, utilizing certain variables, to predict future behaviour.

     For commercial and corporate clients, we assign an internal risk rating based on a detailed review of the borrower. This examination considers industry sector trends, market competitiveness, overall company strategy, financial strength, access to funds, financial management and any other risks facing the organization. Our rating system is based on a 22-point scale. The internal risk ratings are assessed and updated on a regular basis.

     In addition to control processes for credit granting and ongoing monitoring, we have established risk limits in place to ensure that we do not become over-exposed to any one borrower or family of related borrowers, industry sector or geographic area.

54A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Risk measurements

Credit risk is monitored on an ongoing basis with formal monthly and quarterly reporting to ensure our senior management is aware of shifts in loan quality and portfolio performance. The three critical components of this reporting framework are a dashboard for consumer and small business lending, and classification reporting and expected loss monitoring on the commercial and corporate lending portfolios.

     The dashboard is a monthly reporting mechanism in place for all consumer and small business loan portfolios. The performance of each portfolio is assessed against various risk/reward measures and assigned one of the following ratings — concern, monitor or good. At year-end, portfolios representing approximately 3% of consumer and small business loans outstanding at October 31, 2003, were rated as concern. To monitor any shifts in portfolio quality, further assessment criteria are applied to each portfolio to generate one of the following portfolio quality trend indicators — declining, stable or improving. At year-end, most portfolios reflected a stable or improving portfolio quality trend, including the portfolios classified as concern from a risk-reward perspective.

     Classification reporting is an ongoing process in place to ensure that Account and Risk Managers are effective in early problem recognition on commercial and corporate lending. Once any sign of weakness is identified or concern is raised, the exposure is classified as Especially Mentioned, Substandard, Doubtful or Loss. Total classified outstanding loans decreased by $2.2 billion from a year ago to $3.9 billion at October 31, 2003.

     In addition, current one-year expected losses on our commercial and corporate loan portfolio provides a good indicator of asset quality trends. Expected loss is compared to long-term or through-the-cycle expected losses to assess where we are in the credit cycle.

Risk mitigation

To respond proactively to credit deterioration and to mitigate risk, a problem loan workout group with specialized expertise handles the management and collection of impaired loans and certain performing loans.

     Portfolio diversification remains the cornerstone of our risk mitigation activities, and as a result, our credit policies and limits are structured to ensure we are not overexposed to any given client, industry sector or geographic area.

     To avoid excessive losses resulting from a particular counterparty being unable to fulfill its payment obligations, single-name limits are in place, with the limit set based on the applicable risk rating. In certain cases loans are syndicated in order to reduce overall exposure to a single name.

     Limits are also in place to manage exposure to any particular country or sector. Each country and sector is assigned a risk rating. This risk rating considers factors common to all entities in a given country or sector yet outside the control of any individual entity. Limits are determined based on the risk rating along with our overall risk appetite and business strategy.

     To mitigate risk on portions of our portfolio, we enter into credit derivative contracts. As at October 31, 2003, credit mitigation was in place to cover $.7 billion in corporate credit exposure, down from $1 billion as at October 31, 2002, reflecting overall improvements in asset quality which resulted in a lower need for protection.

     Loan sales are also used to manage risk. We seek to identify and sell loans we have made to borrowers whose risk/reward profiles and borrower ratings no longer satisfy our requirements. Loan sales totalled approximately $.5 billion in 2003.

Market risk

Market risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and market movements and the composition of our trading portfolio. We establish risk management policies and limits for our trading and asset/liability management activities that allow us to monitor and control our exposure to market risk resulting from these activities.

We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we also participate in structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operation primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorizations granted by the Board of Directors.

The trading book consists of positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual and/or expected differences between their buying and selling prices or to lock in arbitrage profits.

Interest rate risk

Interest rate risk is the potential adverse impact on our earnings and economic value due to changes in interest rates. Most of our holdings in financial instruments result in exposure to interest rate risk.

Credit spread risk and debt specific risk

Credit spread and debt specific risk are the potential adverse impact on our earnings and economic value due to changes in the creditworthiness and credit rating of issuers of bonds and money market instruments, or the names underlying credit derivatives. We are exposed to credit spread risk and debt specific risk through our positions in bonds, money market instruments and credit derivatives.

Foreign exchange rate risk

Foreign exchange rate risk is the potential adverse impact on our earnings and economic value due to currency rate movements and volatilities. In our proprietary positions, we hold risk in both the spot and forward foreign exchange markets and in the derivatives market.

Equity risk

Equity risk is the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market. We are exposed to equity risk from the buying and selling of equities as a principal in our investment banking activities. Equity risk also results from our trading activities, including the offering of tailored equity derivative products to clients, arbitrage trading and proprietary trading.

Monitoring market risk

A comprehensive risk policy framework governs trading-related risks and activities and provides guidance to trading management, middle office/compliance functions and operation areas. We employ an extensive set of principles, rules, controls and limits, which we believe conform to industry best practice. This market risk management framework is designed to ensure that an appropriate diversification of risks is adopted on a global basis. Group Risk Management (GRM) — Market Risk is a corporate function that is independent of the trading operations and it is responsible for the daily monitoring of global trading risk exposures via risk measures such as VAR, sensitivity analysis and stress testing. GRM uses these risk measures to assess global risk-return trends and to alert senior management of adverse trends or positions. These risk measures are reported on a daily basis to senior management. The senior management of RBC Capital Markets and senior executives within GRM review trends in market risk on a weekly basis. Trends in market risk are reported to the Group Risk Committee and the Conduct Review and Risk Policy Committee on a quarterly basis.

Canadian GAAP Royal Bank of Canada   55A

Management’s discussion and analysis

TABLE 19   Market risk measures — Trading activities (1)

	2003				2002

(C$ millions)	Year-end	High	Average	Low	Year-end	High	Average	Low

Global VAR by major risk category
Equity	$4	$12	$7	$4	$7	$12	$8	$6
Foreign exchange and commodity	2	7	3	1	2	9	3	1
Interest rate	8	13	9	6	11	14	6	2
Global VAR (2)	$8	$19	$13	$8	$13	$18	$11	$7

(1)	Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.

(2)	Global VAR reflects the correlation effect from each of the risk categories through diversification.

VAR is an industry standard measure of market risk and is a determinant of minimum regulatory capital requirement. Our VAR model uses statistical models, historical market price information and credit migration statistics to estimate within a given level of confidence the maximum loss in market value that we would experience in our trading portfolios from an adverse movement in market rates, prices or issuer ratings. Our VAR measure is based on a 99% confidence level and is an estimate of the maximum potential trading loss in 99 out of every 100 days. We use a combination of historical simulation of the previous 500 trading days and Monte Carlo event generation for migration and default events to determine VAR for our trading portfolio.

     In addition to VAR, extensive sensitivity analysis and stress testing are performed, monitored and reported on a daily basis as a supplementary control on our market risk exposure. Sensitivity analysis is used to measure the impact of small changes in individual risk factors such as interest rates and foreign exchange rates and are designed to isolate and quantify exposure to the underlying risk factors that affect option prices. Stress testing measures the impact of extreme market movements and is intended to alert senior management of the exposure to potential political, economic or other disruptive events.

     The year-end, high, average and low VAR by major risk category for our combined trading activities for the years ended October 31, 2003 and 2002 are shown in Table 19 above. The table also shows our global VAR, which incorporates the effects of correlation in the movements of interest rates, exchange rates, equity prices and commodity prices and the resulting benefits of diversification within our trading portfolio. As the table illustrates, the average global VAR in 2003 was $13 million, compared to $11 million in 2002. The largest contributor to VAR is the interest rate product class. The VAR associated with this product class captures the interest rate risk, credit spread risk and default risk associated with money market, fixed income, and fixed income derivatives trading. Risk in newer products not yet captured within our VAR calculation is measured by other sensitivity and stress scenarios appropriate for the products.

     The graph on this page, top right compares the global trading VAR amounts to the relevant daily net trading revenue for the year ended October 31, 2003. During fiscal 2003, we experienced eight days of net trading losses, and net trading losses in any single day did not exceed the VAR estimate for that day. The breadth of our trading activities is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

     Back-testing against hypothetical profit and loss is used to monitor the statistical validity of VAR models. Actual one-day changes in market rates and prices as well as actual 10-day changes in issuer ratings are used to calculate hypothetical profit and loss on a given portfolio for a particular date if the end of day portfolio was held constant during the period. Back-testing is performed daily across all trading portfolios. In fiscal 2003, there were no instances of the hypothetical net loss exceeding the VAR.

56A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Liquidity risk

The objective of liquidity management is to ensure we have the ability to generate or obtain sufficient cash or its equivalents on a timely and cost-effective basis to meet our commitments as they fall due. The management of liquidity risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities.

     Liquidity risk is managed dynamically, and exposures are continually measured, monitored and mitigated. We have developed and implemented a comprehensive liquidity management framework comprising policies, procedures, methodologies and measurements.

     For further information on liquidity see the Liquidity management section on page 62A.

Insurance risk

The Insurance business contains elements of credit, market and operational risk, and it also subjects us to product design and pricing risk, claims administration risk, underwriting risk and liability risk.

     The process of designing and pricing products includes the estimation of many factors including future investment yields, claims experience, expenses, policy lapse rates and taxes. Product design and pricing risk is the risk that actual experience will not match the assumptions made at the time pricing was determined and, as a result, financial losses will occur.

     This risk is managed through detailed experience studies to support pricing assumptions and independent verification of scenario testing by our actuaries. In addition a portion of the policy benefit liabilities held on the balance sheet provides for misestimation and deterioration of assumptions from those assumed in the pricing. Claims experience risk in relation to estimates of future mortality and morbidity can also be mitigated through reinsurance.

     Claims administration risk is the exposure to higher than expected claims due to administrative practices in settling claims. Policies and procedures are in place designed to ensure that trained staff properly handle claims. There are approval limits in place to ensure that large-dollar claims are handled and reviewed by more senior staff.

     Underwriting risk is the risk of exposure to financial losses resulting from the inappropriate selection and acceptance of the risks to be insured. Establishing policy retention limits that vary by market and geographic location or having property and casualty catastrophe reinsurance, mitigates exposure to large claims.

     Liability risk is the risk that attributes of a specific type of risk are misunderstood and improperly quantified, resulting in the liabilities established for this type of risk being inadequate. Actuaries review the assumptions used in the calculation of policy benefit liabilities on a quarterly basis to reduce our exposure to this type of risk.

     The overall insurance risks assumed are dependent on our ability to reprice the contracts. For property and casualty insurance risks (mainly travel, home & auto) and group life insurance, the price charged for coverage is guaranteed for relatively short periods (up to a year). For most individual life insurance, the price charged for coverage can be guaranteed for periods of several years and there is greater insurance risk as a result.

     To measure and report on risk, each business/product line is classified as concern, monitor, or good. This classification is based on a review of solvency ratios, claim ratios, the combined (profitability) ratio and liabilities. At the end of 2003, all business/product lines were classified as monitor or good.

Operational risk

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed processes, technology, human performance or from external events. We endeavour to minimize operational losses by ensuring that effective infrastructure, controls, systems and individuals are in place throughout our organization. We employ professionals who are proactive in developing and implementing new methodologies for the identification, assessment and management of operational risk.

     To monitor and mitigate operational risks in the organization, we have developed and are in the process of implementing the Risk and Control Self-Assessment process and the Loss Event Database, both enterprise-wide initiatives.

Risk and Control Self-Assessment (RCSA)

RCSA is a formal process established to identify, document, assess and manage our operational risks. Each business segment and functional unit is divided into its component activities, which become entities to be assessed. Each entity completes a self-assessment, usually in a cross-functional workshop setting, to determine key risks, mitigating controls, the potential impact should a problem occur, the likelihood of a problem occurring, and the acceptability of the residual exposure. Where residual exposure is deemed unacceptable, the group will identify root causes and agree on an action plan and timeline. The findings of the various RCSAs conducted are documented, aggregated, analyzed and reported on a group-wide basis.

     At October 31, 2003, RCSAs had been completed on approximately 30% of the entities deemed to be medium-to-high priority. It is expected that all risk assessments for this group will be completed by mid-2005.

Loss Event Database (LED)

The LED is a centralized database designed to capture information pertaining to operational losses, with more detailed information collected for losses exceeding $25,000. The losses tracked are mapped to the entities identified in the RCSA process. Information such as the frequency, severity and nature of operational losses is captured. This data capture allows for analysis at the business segment and enterprise level and leads to a better understanding of the root causes of operational losses and improved risk mitigation strategies. Based on data collected to date, we have determined that the most frequent losses relate to process risk where there is a failure in the transaction processes in high-volume environments.

Ongoing developments

While operational risk is not a new risk, increased focus and renewed rigour in its management are evident throughout the industry, be it with respect to capital reform or changing expectations for managing and reporting this risk. The RCSA and LED initiatives outlined above are key to our strategies for effectively managing operational risk, while research and development efforts will continue in the areas of quantification methodologies, scenario analysis and key risk indicators as we strive to stay at the forefront of operational risk management best practices.

Changing regulatory landscape

As a globally active, diversified financial services company, we fall within the purview of multiple regulatory bodies in different jurisdictions, geographic locations and business lines. There is also continued expansion in regulatory interest and expectations with respect to areas such as capital, risk management, corporate governance, reporting and disclosure. Some of the more visible of these are the capital reform efforts of the Basel Committee, the disclosure and certification requirements under the Sarbanes-Oxley Act of 2002 in the U.S., anti-money laundering requirements, and updated standards for sound business and financial practices from the Canada Deposit Insurance Corporation. Key to addressing this changing regulatory landscape effectively are ongoing assessments of how the requirements of multiple regulators overlap, and an integrated, coordinated approach to evaluating how the practices supporting our sound and prudent management measure up against evolving regulatory requirements. Wherever possible, we base compliance on existing sound and prudent practices, and endeavour to meet multiple regulatory requirements concurrently.

Canadian GAAP Royal Bank of Canada   57A

Management’s discussion and analysis

Financial priority: Balance sheet and capital management

Highlights

•	Consumer loans up 7%

•	Deposits up 6%

•	Internally generated capital of $1.8 billion

•	Capital ratios stronger

•	Common share repurchases of $852 million

•	$900 million of Innovative Tier 1 capital, Trust Capital Securities — Series 2013 issued

•	First Preferred Shares Series J redeemed for $300 million

•	US$ First Preferred Shares Series K redeemed for US$250 million

Total assets were $403.0 billion at October 31, 2003, up $26.1 billion or 7% from October 31, 2002.

Securities were up $23.6 billion or 25% from a year ago reflecting an increase in trading account securities of $13.5 billion due to increased trading activity, and $10.1 billion in investment account securities primarily due to redeployment of funds to higher-yielding investments.

Loans (before allowance for loan losses) were up $1.0 billion or 1%. Consumer loans (residential mortgage, personal and credit card loans) were up $7.9 billion or 7%, with residential mortgages up $6.0 billion or 8% (after $4.1 billion of securitizations during the year), personal loans up $2.0 billion or 6% and credit card balances down $.1 billion or 2% (after $1.0 billion of securitizations during the year). Business and government loans were down, reflecting our deliberate effort to reduce the size of our corporate loan portfolio and a reduction in the demand for credit.

Other assets were up $4.7 billion to $61.4 billion. This reflected a $5.4 billion increase in the fair value of our foreign exchange derivative-related amounts and a $1.9 billion increase in other — other assets (primarily due to an increase in investment in associated corporations). Other — other assets includes $425 million (US$322 million) of receivables due from Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank), relating to a derivative contract that is the subject of litigation with Rabobank, as discussed in Note 20 to the financial statements on page 94A. This amount is net of a settlement we received in the fourth quarter, valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received has reduced the amount owing by Rabobank but did not otherwise affect the ongoing litigation with Rabobank.

Capital ratios

Management expects to recover the amount owing from Rabobank in its entirety, and accordingly a provision for loss has not been recorded.

Deposits were $259.1 billion, up $15.7 billion or 6% from October 31, 2002. Interest-bearing deposits were up $13.3 billion or 6% and non-interest-bearing deposits up $2.4 billion or 10%. Personal deposits were up $4.8 billion, business and government deposits up $10.3 billion and bank deposits were up $.6 billion. Further details on deposits are provided in Note 10 on page 84A.

     The fair values of loans and deposits differ from their respective book values due to changes in the level of interest rates and changes in credit status. The estimated fair value of loans due from clients exceeded book values by $1.9 billion at October 31, 2003, and $2.3 billion at October 31, 2002. The estimated fair value of deposits owed to clients exceeded book value by $1.4 billion at October 31, 2003, and $1.7 billion at October 31, 2002. The net amount of the fair value excess of loans due from clients and the fair value excess of deposits due to clients was $474 million at October 31, 2003, as shown in Note 23 on page 98A. The estimated fair values of loans and deposits were in excess of their book values largely due to a decline in interest rates.

Other liabilities increased $10.3 billion to $116.9 billion. The growth was largely due to a $5.6 billion increase in derivative-related amounts, a $3.7 billion increase in obligations related to securities sold short, and a $2.4 billion increase in insurance claims and policy benefit liabilities largely due to the acquisition of Business Men’s Assurance Company of America by RBC Liberty Insurance in May 2003.

Subordinated debentures (subordinated indebtedness) decreased by $371 million to $6.2 billion.

Non-controlling interest in subsidiaries consists primarily of RBC Capital Trust, a closed-end trust, and RBC Capital Trust II, an open-end trust, which have $1.4 billion and $.9 billion of transferable trust units (RBC TruCS) outstanding, respectively. The RBC TruCS are included in Tier 1 capital under guidelines issued by OSFI.

Shareholders’ equity was $18.4 billion at October 31, 2003, down $408 million from a year ago reflecting $645 million of preferred share redemptions.

We fund pension plans in compliance with applicable legislative and regulatory requirements, which require funding when there is a deficit on an actuarial funding basis. Different assumptions and methods are prescribed for regulatory funding purposes versus accounting purposes. This year we contributed $737 million to pension plans, fully funding them for regulatory purposes. Note 17 on page 90A describes the funding position for accounting purposes and the sensitivity of key assumptions.

58A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Capital management

Capital management requires balancing the desire to maintain strong capital ratios and high debt ratings with the need to provide competitive returns to shareholders. In striving to achieve this balance, we consider expected levels of risk-adjusted assets and balance sheet assets, our future investment plans, and the costs and terms of current and potential capital issuances.

     We are committed to maintaining strong capital ratios through internal capital generation, the issuance of capital instruments when appropriate, and controlled growth in assets. During 2003, we achieved strong levels of internal capital generation notwithstanding the weak capital markets environment during the first six months of the fiscal year. The weak market environment and planned reductions of corporate loans also contributed to slower growth in risk-adjusted assets, which enabled us to continue repurchasing shares and redeeming some of our outstanding capital instruments, replacing them partly with more cost-effective Innovative Tier 1 capital. Our debt ratings continue to favourably impact our ability to raise capital at competitive prices.

Capital management activity

In 2003, we repurchased 14.5 million common shares, of which 8.6 million shares were repurchased for $502 million under a normal course issuer bid that expired in June 2003; and 5.9 million shares were repurchased for $350 million under a normal course issuer bid that allows for the repurchase of up to 25 million common shares, representing approximately 3.8% of outstanding common shares, between June 24, 2003, and June 23, 2004. In total, during 2003, we spent $852 million to repurchase our common shares and issued 5.3 million common shares for $183 million in connection with the exercise of employee stock options.

     On July 23, 2003, RBC Capital Trust II, an SPE and open-end trust we sponsored, issued $900 million of Innovative Tier 1 capital, Trust Capital Securities — Series 2013 (RBC TruCS — Series 2013).

     In May 2003, we redeemed $300 million of First Preferred Shares Series J, and US$250 million of First Preferred Shares Series K, both of which were included in our Tier 1 capital.

     In September 2003, we redeemed $100 million of subordinated debentures.

Regulatory capital

Capital levels for Canadian banks are regulated pursuant to guidelines issued by OSFI, based on standards issued by the Bank for International Settlements. Regulatory capital is allocated into two tiers. Tier 1 capital comprises the more permanent components of capital. The components of Tier 1 and Tier 2 capital are shown in Table 20 below.

     Regulatory capital ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets based on Canadian GAAP financial information. Risk-adjusted assets, as shown in Table 21 on page 60A, are determined by applying OSFI prescribed risk weights to balance sheet assets and off-balance sheet financial instruments according to the deemed credit risk of the counterparty. Risk-adjusted assets also include an amount for the market risk exposure associated with our trading portfolio.

TABLE 20   Capital ratios (1)

(C$ millions, except percentage amounts)	2003	2002	2001

Tier 1 capital
Common equity	$17,543	$17,238	$16,141
Non-cumulative preferred shares	832	1,545	2,024
Non-controlling interest in subsidiaries
RBC Capital Trust	1,400	1,400	1,400
RBC Capital Trust II	900	—	—
Other	27	29	28
Goodwill	(4,443)	(4,832)	(4,742)

	16,259	15,380	14,851

Tier 2 capital
Permanent subordinated debentures	396	467	477
Other subordinated debentures (2), (3)	5,847	6,147	5,935
General allowance (4)	1,407	1,420	1,410

	7,650	8,034	7,822

Investment in insurance subsidiaries	(2,143)	(2,014)	(2,107)
Other substantial investments	(371)	(368)	(387)
First loss facility	(21)	(20)	(8)

Total capital	$21,374	$21,012	$20,171

Risk-adjusted assets	$166,911	$165,559	$171,047

Capital ratios
Common equity to risk-adjusted assets	10.5%	10.4%	9.4%
Tier 1 capital to risk-adjusted assets	9.7%	9.3%	8.7%
Total capital to risk-adjusted assets	12.8%	12.7%	11.8%
Assets-to-capital multiple (5)	18.2	17.3	17.2
U.S. basis (6)
Tier 1 capital to risk-adjusted assets	8.7%	8.5%	8.1%
Total capital to risk-adjusted assets	12.0%	11.9%	11.2%
Equity to assets (7)	4.9%	5.3%	5.1%

(1)	Using guidelines issued by OSFI and Canadian GAAP financial information except as noted in footnote (6).

(2)	Subordinated debentures that are within five years of maturity are subject to straight-line amortization to zero during their remaining term and, accordingly, are included above at their amortized value.

(3)	On November 3, 2003, we issued $1 billion of subordinated debentures, which increased Total capital by the same amount.

(4)	The general allowance for credit losses may be included in Tier 2 capital up to a maximum of .875% (2002—2001 — .875%) of risk-adjusted assets.

(5)	Total assets and specified off-balance sheet financial instruments, as prescribed by OSFI, divided by Total capital.

(6)	Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.

(7)	Average total shareholders’ equity divided by average total assets (including netted derivatives). Average total shareholders’ equity is calculated as the average of the month-end balances for the period.
Canadian GAAP Royal Bank of Canada   59A

Management’s discussion and analysis

     In 1999, OSFI formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. As at October 31, 2003, our Tier 1 and Total capital ratios were 9.7% and 12.8%, respectively, compared to 9.3% and 12.7% at October 31, 2002. Throughout 2003, we maintained capital ratios that exceeded our medium-term goals of 8.0—8.5% for the Tier 1 capital ratio and 11—12% for the Total capital ratio. Our capital ratios, calculated using guidelines issued to U.S. banks by the Board of Governors of the Federal Reserve System and using U.S. GAAP financial information are shown in Table 20 on page 59A.

     In addition to the Tier 1 and Total capital ratios, Canadian banks need to operate within a leverage constraint, and ensure that their assets-to-capital multiple does not exceed the level prescribed by regulators. The assets-to-capital multiple shown in Table 20 on page 59A is calculated by dividing gross adjusted assets based on Canadian GAAP by Total capital. Gross adjusted assets represent the bank’s total assets including specified off-balance sheet items and are net of prescribed deductions.

     Our policy is to remain well capitalized so as to provide a cushion for the risks we are exposed to in the conduct of our business.

Pending developments

Changes to the Basel II agreement for assessing capital adequacy are currently in the process of being finalized. The implementation is not expected prior to fiscal 2007.

     Several changes in accounting principles have either been introduced or are being proposed in the U.S. and in Canada in the areas of consolidation of Variable Interest Entities (as described in Note 1 to the consolidated financial statements on pages 75A and 76A) and classification of certain financial instruments as either equity or liabilities. These changes could significantly affect the reporting of assets and capital instruments. The lack of definitive guidance by accounting boards and uncertainties regarding the response of regulators to the accounting changes have increased capital management challenges. We continue to closely monitor changes in the accounting framework and their potential impact on our capitalization levels through ongoing dialogue with our external auditors, other financial institutions, the Canadian Bankers Association and OSFI.

TABLE 21   Risk-adjusted assets (1)

			Risk-adjusted balance
	Balance	Weighted average
(C$ millions, except percentage amounts)	sheet amount	of risk weights (2)	2003	2002

Balance sheet assets
Cash resources	$17,554	12%	$2,026	$2,054
Securities
Issued or guaranteed by Canadian or other OECD governments	37,692	0%	28	36
Other	79,698	6%	4,557	4,929
Residential mortgages (3)
Insured	36,308	1%	377	379
Conventional	42,472	52%	21,951	20,168
Other loans and acceptances (3)
Issued or guaranteed by Canadian or other OECD governments	20,141	19%	3,778	3,098
Other	113,705	72%	82,169	89,836
Other assets	55,463	13%	6,996	5,692

	$403,033		$121,882	$126,192

		Credit	Credit
	Contract	conversion	equivalent
	amount	factor	amount

Off-balance sheet financial instruments
Credit instruments
Guarantees and standby letters of credit
Financial	$14,504	100%	$14,504	91%	$13,201	$8,560
Non-financial	3,038	50%	1,519	100%	1,519	1,609
Documentary and commercial letters of credit	2,014	20%	403	99%	399	150
Securities lending	17,520	100%	17,520	6%	1,087	646
Commitments to extend credit
Original term to maturity of 1 year or less	40,432	0%	—		—	—
Original term to maturity of more than 1 year	28,182	50%	14,091	95%	13,357	15,638
Uncommitted amounts	59,801	0%	—	—	—	—
Note issuance/revolving underwriting facilities	24	50%	12	100%	12	12

	$165,515		$48,049		$29,575	$26,615

Derivatives	2,137,758		26,652	24%	6,320	6,469

Total off-balance sheet financial instruments	$2,303,273		$74,701		$35,895	$33,084

Total specific and general market risk					9,134	6,283

Total risk-adjusted assets					$166,911	$165,559

(1)	Using guidelines issued by the Superintendent of Financial Institutions Canada and Canadian GAAP financial information.

(2)	Represents the weighted average of counterparty risk weights within a particular category.

(3)	Amounts are shown net of allowance for loan losses.

60A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Asset/liability management

Overview

Asset/liability management comprises the evaluation, monitoring and management of our non-trading portfolio, liquidity management and funding. It is important to note that liquidity and capital resources are likely to be affected by many of the same factors that are detailed in this section of Management’s discussion and analysis, the factors discussion on pages 23A to 24A and the Risk management discussion on pages 53A to 57A. Additionally, off-balance sheet financing arrangements are often integral to both liquidity and capital resources, and are discussed in detail on pages 63A to 65A of this section.

Non-trading portfolio

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk, as described on page 55A, is the largest component.

     We actively manage the interest rate risk for the North American non-trading balance sheet and oversee all other non-trading units that have been assigned interest rate risk limits. We endeavour to adopt the industry’s best practices and carry out the following functions:

Policy

The Conduct Review and Risk Policy Committee of the Board of Directors approves the global policies governing interest rate risk management. The policies define the acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on immediate and sustained ± 200 basis points parallel shifts of the yield curve. The limit for net interest income risk is 6% of projected net interest income, and for economic value of equity risk is 12% of projected common equity. The economic value of equity is equal to the present value of assets less the present value of liabilities, plus or minus the market value of off-balance sheet instruments.

Interest rate funds transfer pricing

We use a funds transfer pricing mechanism to centralize interest rate risk within Corporate Treasury and to ensure an equitable allocation of interest income to the various business units. Funds transfer pricing at the transactional level ensures that interest rate risk is appropriately transferred to Corporate Treasury for management. The funds transfer pricing rates are market-based and are aligned with interest rate risk management principles. They are supported by empirical research into client behaviour and are an integral input to the retail business pricing decisions.

Applied research

We investigate best practices in instrument valuation, econometric modeling and new hedging techniques on an ongoing basis. Our investigations range from the evaluation of traditional asset/liability management processes to pro forma application of recent developments in quantitative methods to our processes.

     We also focus on developing retail product valuation models that incorporate consumer behaviour. These valuation models are typically derived through econometric estimation of consumer exercise of options embedded in retail products. The most significant embedded options are mortgage rate commitments and prepayment options. On the liability side of the balance sheet, we tend to focus on modeling administered rates and the sensitivity of liability balances to interest rate changes.

Risk measurement

We measure our risk position on a daily, weekly or monthly basis with the frequency employed commensurate with the size and complexity of the portfolio. Measurement of risk is based on client rates as well as funds transfer pricing rates. We continue to make investments in new technology to facilitate measurement and timely management of our interest rate risk position. In 2003, Key Rate Analysis was introduced as the primary measure of our risk position. Key Rate Analysis provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve.

     We supplement our assessment by measuring interest rate risk for a range of dynamic and static market scenarios. Dynamic scenarios simulate our interest income in response to various combinations of business and market factors. Business factors include assumptions about future pricing strategies and volume and mix of new business, whereas market factors include assumed changes in interest rate levels and changes in the shape of the yield curve. Static scenarios supplement dynamic scenarios and are also employed for assessing both value of equity risk and net interest income risk.

Interest rate risk management

Our goal is to manage interest rate risk of the non-trading balance sheet to a targeted level, on an ongoing basis. We modify the risk profile of the balance sheet through proactive hedging activity to achieve our targeted level.

     The interest rate risk can be disaggregated into linear risk and non-linear risk based on the varying responses of the balance sheet to different interest rate movements. The linear risk is primarily managed through interest rate swaps. The non-linear risk arises primarily from embedded options in our products that allow clients to modify the maturities of their loans or deposits. Examples are a client prepaying a personal loan or a prospective client getting a committed rate on a new mortgage before the mortgage loan takes effect. Embedded options are modeled using assumptions based on empirical research and the risks are managed by either purchasing options or by a dynamic hedging strategy.

     The performance of the interest rate risk management function within Corporate Treasury is benchmarked on a total return basis. A by-product of this benchmarking exercise is a methodology that controls model risk by continuously back-testing model assumptions against actual client behaviour.

     Table 22 below shows the potential impacts of 100 and 200 basis point increases and decreases in interest rates on economic value of equity and net interest income of our non-trading portfolio. These measures are as of October 31, 2003, and are based on assumptions made by management and validated by empirical research. The methodology assumes that no further hedging is undertaken. We have defined a risk neutral balance sheet as one where net residual assets representing equity are notionally invested evenly over a five-year horizon. As a result of this decision, our interest rate risk profile has slightly faster repricing of assets than of liabilities with the duration of equity at about 2.5 years.

     All interest rate measures in this section are based upon our interest rate exposures at a specific time. The exposures change continually as a result of day-to-day business activities and our risk management initiatives.

TABLE 22   Market risk measures – Non-trading activities (1)

	2003		2002

	Economic value	Net interest	Economic value	Net interest
(C$ millions)	of equity risk	income risk	of equity risk	income risk

100bp increase	$(423)	$115	$(309)	$104
100bp decrease	261	(126)	145	(151)
200bp increase	$(869)	$207	$(662)	$190
200bp decrease	545	(294)	345	(327)

(1)	Amounts are presented on a pre-tax basis as at October 31.

Canadian GAAP Royal Bank of Canada   61A

Management’s discussion and analysis

Liquidity management

Our liquidity management framework is designed to ensure that reliable and cost-effective sources of cash are available to satisfy current and prospective commitments, both on- and off-balance sheet. The primary goals of this framework are the preservation of a large base of core customer deposits, ongoing access to diversified sources of wholesale funding and the maintenance of a dedicated pool of unencumbered marketable securities that provide ready access to cash. The discussion that follows reflects our consolidated liquidity management practices and processes.

     The Corporate Treasury function has global responsibility for the development of liquidity management policies, strategies and contingency plans and for recommending and monitoring limits within this framework. Our principal regional trading and funding platforms provide transactional support for liquidity management policies and strategies. The Group Risk Committee and the Asset/Liability Committee share management oversight responsibility for liquidity management and liquidity policies and receive regular reports detailing compliance with limits and guidelines. Committees of the Board of Directors approve our liquidity management framework and significant related policies, and the Board of Directors is informed on a periodic basis about our current and prospective liquidity condition. Additionally, we have a liquidity contingency plan in place, which is maintained and administered by the Liquidity Crisis Team.

     Since most of the funding of our subsidiaries is provided by the parent organization, managing our liquidity position on a consolidated basis is the most pragmatic and relevant approach. When managing the flow of liquidity between different legal entities within the consolidated group, we take into account the tax and regulatory considerations associated with each jurisdiction. While such tax and regulatory considerations add a degree of complexity to internal fund flows, given intra-group funding arrangements, our consolidated liquidity management approach already takes into account the maximum funding demands associated with intra-group requirements. Subsidiaries responsible for managing their own liquidity do so in compliance with policies and practices established by Corporate Treasury and with governing regulatory requirements.

     We measure and monitor our liquidity condition from structural, tactical and contingent perspectives. The assessment of our liquidity position based on these measures reflects management estimates and judgments pertaining to the behaviour of our customers and future market conditions. We monitor industry practices and regulatory developments and, as appropriate, upgrade our liquidity management framework to reflect relevant developments. We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity position.

Structural liquidity risk management

Existing balance sheet composition can create liquidity exposure due to mismatches in effective maturities between assets and liabilities. Structural liquidity risk management addresses this type of exposure, which is measured and monitored through ongoing analysis of our balance sheet.

     We use the cash capital model to assist in the evaluation of balance sheet liquidity and in the determination of the appropriate term structure of our debt financing. This methodology provides a comprehensive, formula-based approach to assess our ability to continue as a going concern during a prolonged liquidity event, such as an unexpected withdrawal of short-term funding. In the context of a sustainable business model, the cash capital methodology allows us to measure and monitor the relationship between illiquid assets and core funding. This reconstruction of our balance sheet enables us to more accurately estimate our exposure to, and make appropriate contingency plans for, a protracted loss of unsecured funding as well as to quantify our longer-term financing requirements.

Tactical liquidity risk management

Tactical liquidity risk management addresses our normal day-to-day funding requirements and is managed by imposing limits on net fund outflows for specified periods, particularly for key short-term time horizons.

Scenario analysis is performed periodically on the assumed behaviour of cash flows under varying conditions to assess funding requirements and, as required, to update assumptions and limits. Detailed reports on our principal short-term asset/liability mismatches are monitored on a daily basis to ensure compliance with the prudential limits established for overall group exposure and by major currency and geographic location. Corporate Treasury issues procedural directives to the individual units engaged in executing policy to ensure consistent application of cash flow management principles across the entire organization.

Contingent liquidity risk management

The liquidity contingency plan identifies comprehensive action plans that would be implemented in the event of general market disruptions or adverse economic developments that could jeopardize our ability to meet commitments. Four different market scenarios, of varying duration and severity, are addressed in the liquidity contingency plan to highlight potential liquidity exposures and requisite responses. The Liquidity Crisis Team, comprising senior individuals from business and functional units, meets regularly to review, test and update implementation plans and to consider the need for activation in view of developments in Canada and globally.

     To address potential liquidity exposures identified by our scenario analyses, we maintain a pool of segregated and unencumbered marketable securities. These high-quality assets can be readily sold or pledged for secured borrowing and represent a dedicated and reliable source of emergency funding. Based on our scenario analyses, our holdings of segregated liquid assets are considered to be sufficient to meet all on- and off-balance sheet obligations if access to funding is temporarily impaired. In addition, we maintain a separate portfolio of eligible assets to support our participation in Canadian payment and settlement systems. All pledging activities are subject to review or approval by the Asset/Liability Committee and are managed and monitored against defined limits. Assets that are encumbered are not accorded any liquidity value in our tactical and contingent liquidity calculations.

     Liquid assets and assets purchased under reverse repurchase agreements (before pledging as detailed below) totalled $178 billion or 44% of total assets at October 31, 2003, as compared to $154 billion or 41% at October 31, 2002. Liquid assets are primarily diversified and highly rated marketable securities. As at October 31, 2003, $14 billion of assets had been pledged as collateral, up from $10 billion at October 31, 2002. We have another $46 billion in obligations related to assets sold under repurchase agreements and securities sold short at October 31, 2003, compared to $40 billion at October 31, 2002. For further details, see Note 20 to the consolidated financial statements on page 93A.

Funding strategy

Diversification of funding sources is a crucial component of our overall liquidity management strategy since it expands funding flexibility, minimizes funding concentration and dependency and generally lowers financing costs. Core funding, comprising capital, longer-term liabilities and a diversified pool of personal and, to a lesser extent, commercial deposits, is the foundation of our strong structural liquidity position.

Credit ratings

Our ability to access unsecured funding markets and our financing costs in such markets are primarily dependent upon maintaining an acceptable credit rating, which in turn is largely determined by the quality of our earnings, the adequacy of our capital and the effectiveness of our risk management programs. While our estimates suggest that a minor downgrade would not materially influence our funding capacity or costs, we recognize the importance of avoiding such an event and are committed to actions that should reinforce existing external assessments of our financial strength. A series of downgrades could have an adverse impact on our funding capacity and on the results of our operations.

62A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

Deposit profile

The composition of our global deposit liabilities is summarized in Note 10 on page 84A. Personal deposits remain the prime source of funding for our Canadian dollar balance sheet while most foreign currency deposits originate from unsecured, “wholesale” sources, including large corporate and institutional clients and foreign commercial and central banks. Our personal deposit franchise constitutes a principal source of predictable and dependable funding. Certain commercial and institutional client groups also maintain relational balances with relatively low volatility profiles. Taken together, these depositors represent a consistently reliable component of core funding as they typically have extensive banking relationships and are less responsive to market developments than transactional lenders and investors. Behavioural characteristics, rather than contractual or repricing terms, are used to categorize core deposits. We also promote wholesale funding diversity and regularly review sources of short-term funds to ensure maintenance of wide diversification by provider, product and geographic origin. In addition, we maintain an ongoing presence in different funding markets, constantly monitoring market developments and trends in order to identify opportunities or risks and to take appropriate pre-emptive actions.

Term funding sources

Long-term funding strategy is integrated with our current and estimated structural liquidity position as reflected in our cash capital position. Liquidity objectives, as well as market conditions, interest rates, credit spreads and desired financial structure, influence annual long-term funding activities, including currency mix and market concentration. Diversification into new markets and untapped investor segments is constantly evaluated against relative issuance costs. Our long-term funding sources are managed to minimize concentration by geographic location, investor segment, and currency and maturity profile. During fiscal 2003, we continued to expand our long-term funding base by issuing, either directly or through our subsidiaries, $5.7 billion of senior deposit notes in various currencies and markets. We also established a U.S. shelf registration, to enable us to more conveniently raise senior and subordinated indebtedness in the U.S. public market. Total long-term funding outstanding on October 31, 2003, was $14.2 billion, compared to $13.2 billion on October 31, 2002.

     We use asset securitization programs as an alternative source of funding and for liquidity and asset/liability management purposes. During 2003, $1.6 billion of new financing was obtained through the securitization and sale of $1.0 billion of credit card receivables funded by medium-term notes and $610 million of government guaranteed residential mortgages. In addition, we sold $131 million of commercial mortgages to a third-party securitization special purpose vehicle. As of October 31, 2003, $2.7 billion of our credit card receivables were financed through notes issued by a securitization special purpose entity. Our total outstanding mortgage-backed securities (MBS) sold at October 31, 2003, was $2.9 billion (see Note 7 on pages 82A and 83A, and off-balance sheet arrangements below for more details).

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. Table 23 below provides a summary of our future contractual funding commitments.

TABLE 23   Contractual obligations

(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Unsecured long-term funding	$3,016	$5,510	$5,573	$145	$14,244
Subordinated debentures	—	—	—	6,243	6,243
Obligations under capital leases	358	628	480	681	2,147
Obligations under operating leases	30	37	4	—	71
Purchase obligations	25	11	—	—	36

Total	$3,429	$6,186	$6,057	$7,069	$22,741

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. These transactions involve, among other risks, varying degrees of market, credit and liquidity risk, which are discussed in the Risk management section on pages 53A to 57A.

     Off-balance sheet transactions are either proprietary or client transactions, represent an ongoing part of our business and are generally undertaken for risk management, capital management and/or funding management purposes. Off-balance sheet activities we undertake include derivative financial instruments, transactions with special purpose entities and issuance of guarantees. We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements. Each of these types of arrangements, including their nature, business purpose, importance and significant financial impact, as applicable, is discussed below.

Derivative financial instruments

Derivatives are primarily used in sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. We also use derivatives to manage our exposures to interest, currency and other market risks. To the extent that one or more of the derivative financial transactions we undertake involve amounts owing from third-party counterparties, we are exposed to counterparty credit risk (credit risk is discussed in more detail on pages 54A and 55A).

     All derivatives, except those for other than trading purposes that qualify for hedge accounting, are recorded at fair value on our balance sheet (fair value assumptions are discussed on page 25A). Although derivative transactions are measured in terms of their notional amounts, these amounts are not recorded on our balance sheet, as the notional amounts serve as points of reference for calculating payments, and are not the actual amounts that are exchanged.

     The total notional amount of our derivatives amounted to $2,139 billion at October 31, 2003, compared to $2,081 billion at October 31, 2002. The fair value of our trading and non-trading derivative assets totalled $35.2 billion and $1.6 billion compared to $30.1 billion and $1.6 billion at October 31, 2002, respectively, while the fair value of our trading and non-trading derivative liabilities totalled $37.6 billion and $1.1 billion compared to $32.0 billion and $1.0 billion at October 31, 2002, respectively. Changes in the fair value of our trading and non-trading derivatives that do not qualify for hedge accounting are recorded in non-interest income.

     Notes 1 and 21 on pages 73A and 95A to 97A, respectively, provide more detail on our accounting for, and types of, derivatives.

Special purpose entities

Special purpose entities (SPEs) are principally used to securitize financial and other assets in order to obtain access to funding, to mitigate credit risk and to manage capital. SPEs are an important part of the financial markets, providing market liquidity by facilitating investors’ access to specific portfolios of assets and risks in a form that meets their investment criteria. We use SPEs to securitize certain loans. We also act as an intermediary or agent for clients who want to use SPEs to securitize their own financial assets. We provide SPE repackaging services to clients who seek access to financial assets in a form different than what is conventionally available.

     SPEs are typically set up for a single, discrete purpose, have a limited life and serve to legally isolate the financial assets held by the SPE

Canadian GAAP Royal Bank of Canada   63A

Management’s discussion and analysis

from the selling organization. SPEs are not operating entities, usually have no employees and may be Variable Interest Entities (VIEs) as defined by Canadian Institute of Chartered Accountants (CICA) Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG 15).

We provide services to, and/or may have variable interests in, SPEs through a number of different key arrangements as outlined below.

Variable interests represent contractual, ownership or other pecuniary interests in an unconsolidated SPE that will absorb a portion of that SPE’s expected losses if they occur, or receive portions of the SPE’s expected residual returns if they occur.

     We manage and monitor our direct involvement with SPEs through our SPE Risk Committee, which comprises representatives from functional areas including risk management, corporate treasury, finance, subsidiary governance office, law, taxation, subsidiary banking groups and human resources. This committee’s key activities include formulating policies governing SPEs, reviewing new and unusual SPE transactions and monitoring the ongoing activities of SPEs.

Securitization of our financial assets

Credit card receivables

We securitize a portion of our credit card receivables through an SPE. The SPE is funded through the issuance of senior and subordinated notes collateralized by the underlying credit card receivables. The primary economic purposes of this activity are to diversify our funding sources and to enhance our liquidity position. Although these credit card receivables are no longer on our balance sheet, we maintain the client account and retain the relationship.

     The securitization of our credit card receivables is a sale from a legal perspective and qualifies for sale treatment from an accounting perspective. At the time of sale these receivables are removed from our balance sheet resulting in a gain or loss reported in non-interest income.

     This SPE meets the criteria for a Qualifying SPE (QSPE) pursuant to CICA Accounting Guideline 12, Transfers of Receivables (AcG 12) and, accordingly, as the transferor of the credit card receivables, we are precluded from consolidating this SPE. We continue to service the credit card receivables sold to the QSPE for which we receive benefits equivalent to market-based compensation for such services. In addition, we perform an administrative role for the QSPE in which we are responsible for ensuring that the ongoing public filings of the QSPE are performed, as required, and that the investors in the QSPE’s asset-backed securities receive interest and principal payments on a timely basis.

     We provide first-loss protection to the QSPE in two forms. Our interest in the excess spread from the QSPE is subordinate to the QSPE’s obligation to the holders of its asset-backed securities. Excess spread is the residual net interest income after all trust expenses have been paid. Therefore, our excess spread serves to absorb losses with respect to the credit card receivables before payments to the QSPE’s noteholders are affected. The present value of this excess spread is reported as a retained interest within available for sale securities on our consolidated balance sheet. In addition, we provide loans to the QSPE to pay upfront expenses. These loans rank subordinate to all notes issued by the QSPE.

     At October 31, 2003, total credit card receivables securitized and held off-balance sheet amounted to $2.7 billion, compared to $1.7 billion at October 31, 2002. The carrying value of our retained interests in securitized credit card receivables at October 31, 2003, was $15.5 million compared to $6.7 million in 2002, and amounts receivable under subordinated loan agreements were $8.7 million compared to $5.2 million in 2002.

Residential mortgage loans

We routinely securitize residential mortgage loans through the creation of MBS and sell a portion of these MBS to an independent SPE. Due to the high quality of the residential mortgages backing the MBS, the securitization and subsequent sale provide a cost-effective source of liquidity and help diversify our funding sources. We retain interests in the excess spread on the sold MBS and continue to service the mortgages underlying these MBS for which we receive benefits, equivalent to market-based compensation.

     At October 31, 2003, total residential mortgage loans securitized and held off-balance sheet amounted to $2.9 billion, compared to $2.4 billion at October 31, 2002. The carrying value of our retained interests in securitized residential mortgage loans at October 31, 2003, was $94.8 million compared to $90.8 million in 2002.

     Further details about the securitization of our financial assets during the year are shown in Note 7 on pages 82A to 83A.

Securitization of client financial assets

Within our global securitization group, our principal relationship with SPEs comes in the form of administering multi-seller asset-backed commercial paper conduit programs (multi-seller SPEs) totalling $26.8 billion as at October 31, 2003, and $22.2 billion as at October 31, 2002. We currently administer five multi-seller SPEs — three in Canada and two in the U.S. These five multi-seller SPEs have purchased financial assets from our clients totalling $22.5 billion. Under current accounting standards, the five multi-seller SPEs that we administer are not consolidated on our balance sheet.

     We are involved in the multi-seller SPE markets because our clients value these transactions, they offer a growing source of revenue and they generate a favourable risk-adjusted return for us. Our clients primarily utilize multi-seller SPEs to diversify their financing sources and to reduce funding costs by leveraging the value of high-quality collateral.

     The multi-seller SPEs purchase various financial assets from clients and finance the purchases by issuing highly rated asset-backed commercial paper. The multi-seller SPEs typically purchase the financial assets as part of a securitization transaction by our clients. In these situations, the sellers of the financial assets continue to service the respective assets and generally provide some amount of first-loss protection on the assets. While we do not maintain any ownership or retained interests, we do have variable interests in these multi-seller SPEs. We provide or retain certain services such as transaction structuring and administration as specified by the multi-seller SPE program documents and based on rating agency criteria for which we receive fees. In addition, we provide backstop liquidity facilities and partial credit enhancement to the multi-seller SPEs. We have no rights to, or control of, the assets owned by the multi-seller SPE.

     Fee revenue for such services, which is reported as non-interest income, amounted to $34.2 million during the year compared to $32.2 million during 2002.

     The table below summarizes the financial assets owned by the multi-seller SPEs at fiscal years ended October 31.

Asset class

(C$ millions)	2003	2002

Credit cards	$6,248	$4,671
Auto loans and leases	3,681	3,615
Equipment receivables	2,566	2,509
Trade receivables	3,680	2,479
Residential mortgages	1,138	2,004
Other loans	1,159	1,275
Dealer floor plan receivables	1,269	1,208
Consumer loans	1,004	1,196
Asset-backed securities	952	926
Other	754	706

	$22,451	$20,589

The commercial paper issued by each multi-seller SPE is in the multi-seller SPE’s own name with recourse to the financial assets owned by the multi-seller SPE. The multi-seller SPE commercial paper is non-recourse to us except through our participation in liquidity and/or credit enhancement facilities, and non-recourse to the other multi-seller SPEs that we administer. Each multi-seller SPE is largely prohibited from issuing medium-term notes or other forms of indebtedness to finance the asset purchases. Consequently, each multi-seller SPE’s commercial paper liabilities are generally equal to the assets owned by that multi-seller SPE. The small difference between each of the multi-seller SPE’s asset and liability balances is mostly related to the discount or interest costs attributable to the commercial paper. As of October 31, 2003, the total face amount of commercial paper issued by the multi-seller SPEs equaled $22,494 million, generating $22,451 million of cash proceeds, with the difference between these amounts representing the commercial paper discount.

64A   Canadian GAAP Royal Bank of Canada

Management’s discussion and analysis

     At fiscal years ended October 31, total commitments and amounts outstanding under liquidity and credit enhancement facilities, which are included in our discussion on Guarantees below, are shown in the following table:

Liquidity and credit facilities

	2003		2002

(C$ millions)	Committed (1)	Outstanding	Committed (1)	Outstanding

Liquidity facilities	$25,727	$—	$22,593	$—
Credit facilities	6,791	—	7,211	—

(1)	Our maximum exposure to loss under these facilities is $25.7 billion for 2003 and $22.6 billion for 2002.

The economic exposure that we assume when we provide backstop liquidity commitments and partial credit enhancement is contingent in nature. We manage these exposures within our risk management functions in the same manner that we manage other contingent and non-contingent risk exposures. Our risk management process considers the credit, liquidity and interest rate exposure related to each of the assets. The risk exposure of each of these components individually and taken as a whole is deemed to be acceptable. All transactions are reviewed by external rating agencies. The weighted average credit quality of the assets supported by our backstop liquidity and partial credit enhancement is among the highest quality rating levels based on our internal risk rating system, which is described on page 54A. The liquidity risk to us is deemed to be low based on the historical performance and high credit quality of the multi-seller SPEs’ assets. Interest rate exposure is deemed to be low and is generally managed at the transaction level by passing on the funding cost variability to the securitization structures.

     Corporate Treasury scrutinizes contingent balance sheet risk, in effect monitoring the risk of drawdown under any of the credit facilities.

Creation of investment products

We use repackaging SPEs, which generally transform credit derivatives into cash instruments, to distribute credit risk and to create customized credit products, to meet the needs of investors with specific requirements. As part of this process, we may acquire variable interests, by entering into trading derivative contracts with these SPEs in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. In this role as derivative counterparty to the SPE, we also assume the associated counterparty credit risk of the SPE. In order to enter into these transactions, we establish an internal risk rating for the SPE and provide ongoing risk assessment and monitoring of the SPE’s credit risk. As with all counterparty credit exposures, these exposures are put in place and reviewed pursuant to our normal risk management process in order to effectively manage and monitor this credit risk profile.

     These SPEs often issue notes. Those notes may be rated by external rating agencies, as well as listed on a stock exchange, and are generally traded via recognized bond clearing systems. While the majority of the notes that are created in repackagings are expected to be sold on a “buy & hold” basis, we may on occasion act as market maker. We do not, however, provide any repackaging SPE with any guarantees or other similar support commitments. There are many functions required to create a repackaged product. We fulfill some of these functions and independent third parties or specialist service providers fulfill the remainder.

     Currently we act as sole arranger and swap provider for SPEs where we are involved, and in most cases, as paying and issuing agent as well.

     As with all our trading derivatives, these derivative variable interests are carried at fair value in derivative-related assets and liabilities.

Asset management

We act as collateral manager for Collateralized Debt Obligation (CDO) SPEs, which invest in leveraged bank-initiated term loans, high-yield bonds and mezzanine corporate debt. As collateral manager, we are engaged by the CDO SPE, pursuant to a Collateral Management Agreement, to advise the SPE on the purchase and sale of collateral assets it holds. For these advisory services, we are paid a predetermined market-based fee, which may constitute a variable interest, based on a percentage of assets held by the SPE.

     The notional amount of the CDOs we managed at the end of fiscal 2003 was US$.8 billion (2002 – US$1.6 billion). Although we have a nominal investment in the first-loss tranche of a US$300 million CDO, we provide no liquidity or credit support to these SPEs beyond this investment. The CDOs we manage may from time to time purchase collateral assets originated by us or third parties.

     The program documents covering the formation and operation of the individual CDOs provide strict guidelines for the purchase of such assets. We recognize fee income from collateral management services and, where indicated, interest income from investments in individual CDOs.

     For other types of off-balance sheet arrangements we enter into through VIEs, please refer to Note 1 on pages 75A and 76A.

Guarantees

We issue guarantee products, as defined by CICA Accounting Guideline 14, Disclosure of Guarantees (AcG 14), to our clients to help them meet their financing needs in return for fees recorded in non-interest income. Our significant types of guarantee products are backstop liquidity facilities, financial standby letters of credit, credit enhancements, stable value products, performance guarantees and certain indemnification agreements.

     Our maximum potential exposure in relation to these items at October 31, 2003, amounted to $61 billion. The maximum potential exposure represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

     Note 20 on pages 93A and 94A provides detailed information regarding the nature and maximum potential exposure for the types of guarantee products mentioned above.

     In addition to guarantees, we also provide commercial commitments to our clients to help them meet their financing needs. On behalf of our clients we undertake written documentary and commercial letters of credit, authorizing a third party to draw drafts from us to a stipulated amount and typically having underlying shipments of goods as collateral. We make commitments to extend credit, which may represent unused portions of authorizations to extend credit in the form of loans, acceptances and letters of credit. We have uncommitted amounts, but not obligations to extend credit. Table 24 below provides a detailed summary of our off-balance sheet commercial commitments.

TABLE 24   Commercial commitments (1)

(C$ millions)	Within 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total

Documentary and commercial letters of credit	$1,509	$505	$—	$—	$2,014
Commitments to extend credit	40,278	19,123	5,212	4,001	68,614
Uncommitted amounts	59,801	—	—	—	59,801

Total	$101,588	$19,628	$5,212	$4,001	$130,429

(1)	Based on remaining term to maturity.

Canadian GAAP Royal Bank of Canada   65A

Management’s discussion and analysis

2002 compared to 2001

The following discussion and analysis provides a comparison of our results of operations for the years ended October 31, 2002, and October 31, 2001. This discussion should be read in conjunction with the consolidated financial statements and related Notes on pages 67A to 102A.

Business segment results

Net income from RBC Banking increased 30% to $1,531 million in 2002 from $1,181 million in 2001, reflecting the acquisition of Centura Banks on June 5, 2001, and a lower provision for credit losses. ROE increased from 16.9% to 19.1% due to the higher earnings.

     Net income from RBC Insurance was down 12% to $117 million in 2002. Earnings in 2001 were adversely affected by claims resulting from the events of September 11, 2001. ROE increased from 15.0% to 15.7% due to lower common equity attributed to this segment.

     Net income from RBC Investments was down 33% from 2001 to $343 million primarily due to the gain on sale of RT Capital Management’s institutional money management business in 2001. ROE declined from 27.2% to 11.0% due to lower earnings and higher common equity attributed to this segment.

     Net income from RBC Capital Markets increased by 24% to $417 million, as expenses fell far more than revenues. ROE was 10.0%, up from 9.3% in 2001 due to higher earnings.

     Net income from RBC Global Services was down 35% to $171 million due to higher loan losses pertaining to Argentine loans, and lower net interest income and foreign exchange revenues. ROE declined from 48.9% to 28.4%, due to lower earnings and higher common equity attributed to this segment.

     The Other segment’s net income improved to $183 million from $(15) million in 2001. ROE increased from (2.8)% to 24.4% due to higher earnings.

Net interest income

Net interest income increased 10% to $6.9 billion in 2002 from $6.3 billion in 2001, largely due to increased net interest income associated with U.S. acquisitions.

Non-interest income

Non-interest income increased 6% to $10.3 billion in 2002 and accounted for 60% of total revenues.

Non-interest expense

Non-interest expense increased 7% to $10.4 billion, largely due to higher human resources costs, reflecting an increase in salaries expense and benefits expense.

Taxes

Income taxes were $1.4 billion in 2002, up from $1.3 billion in 2001, while the effective income tax rate was 32.2% compared to 34.7% in 2001.

Provision for credit losses

The provision for credit losses decreased 5% to $1,065 million in 2002 from $1,119 million in 2001. The total allowance for loan losses was $2.2 billion, or 1.0% of total loans, acceptances, and reverse purchase agreements down from $2.3 billion or 1.1% in 2001.

Quarterly financial information

Selected financial information for the eight most recently completed quarters is shown on page 108A.

Table of contents

Page

Management’s responsibility for financial reporting & Auditors’ report	67A
Consolidated balance sheet	68A
Consolidated statement of income	69A
Consolidated statement of changes in shareholders’ equity	70A
Consolidated statement of cash flows	71A
Note 1 Significant accounting policies	72A
Note 2 Significant acquisitions	77A
Note 3 Results by business and geographic segment	78A
Note 4 Goodwill and Other intangibles	79A
Note 5 Securities	80A
Note 6 Loans	81A
Note 7 Securitizations	82A
Note 8 Premises and equipment	84A
Note 9 Other assets	84A
Note 10 Deposits	84A
Note 11 Other liabilities	84A
Note 12 Subordinated debentures	85A
Note 13 Non-controlling interest in subsidiaries	85A
Note 14 Capital stock	86A
Note 15 Income taxes	88A
Note 16 Insurance operations	89A
Note 17 Pensions and other postretirement benefits	90A
Note 18 Stock-based compensation	91A
Note 19 Earnings per share	93A
Note 20 Guarantees, commitments and contingencies	93A
Note 21 Derivative financial instruments	95A
Note 22 Concentrations of credit risk	97A
Note 23 Estimated fair value of financial instruments	98A
Note 24 Subsequent events	99A
Note 25 Contractual repricing and maturity schedule	100A
Note 26 Reconciliation of Canadian and United States generally accepted accounting principles	101A

66A   Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Consolidated financial statements

Management’s responsibility for financial reporting

The accompanying consolidated financial statements of Royal Bank of Canada were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles pursuant to Subsection 308 of the Bank Act (Canada), which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada, the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles. Financial information appearing throughout this Annual Report is consistent with these consolidated financial statements. Management has also prepared consolidated financial statements for Royal Bank of Canada in accordance with United States generally accepted accounting principles, and these consolidated financial statements have also been provided to shareholders.

     In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

     The system of internal controls is further supported by a compliance function, which ensures that the bank and its employees comply with securities legislation and conflict of interest rules, and by an internal audit staff, which conducts periodic audits of all aspects of the bank’s operations.

     The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of the bank. This Committee reviews the consolidated financial statements of the bank and recommends them to the board for approval. Other key responsibilities of the Audit Committee include reviewing the bank’s existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues. The bank’s Compliance Officer and Chief Internal Auditor have full and unrestricted access to the Audit Committee.

     At least once a year, the Superintendent of Financial Institutions Canada makes such examination and enquiry into the affairs of the bank as deemed necessary to ensure that the provisions of the Bank Act (Canada), having reference to the safety of the depositors and shareholders of the bank, are being duly observed and that the bank is in sound financial condition.

     Deloitte & Touche LLP, independent auditors appointed by the shareholders of the bank upon the recommendation of the Audit Committee, have performed an independent audit of the consolidated financial statements and their report follows. The shareholders’ auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Gordon M. Nixon
President & Chief Executive Officer

Peter W.Currie
Vice-Chairman & Chief Financial Officer

Toronto, November 25, 2003

Auditors’ report

To the Shareholders of Royal Bank of Canada

We have audited the consolidated balance sheet of Royal Bank of Canada as at October 31, 2003, and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the bank as at October 31, 2003, and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles.

     We also reported separately on November 25, 2003, to the shareholders of the bank on our audit, conducted in accordance with Canadian generally accepted auditing standards, where we expressed an opinion without reservation on the October 31, 2003, consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America.

     The consolidated balance sheet as at October 31, 2002, and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended October 31, 2002, prepared in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada, were audited by Deloitte & Touche LLP and PricewaterhouseCoopers LLP who expressed an opinion without reservation on those statements in their report dated November 19, 2002.

Deloitte & Touche LLP
Chartered Accountants
Toronto, November 25, 2003

Canadian GAAP Royal Bank of Canada 67A

Consolidated financial statements

Consolidated balance sheet

As at October 31 (C$ millions)	2003	2002

Assets
Cash resources
Cash and due from banks	$2,887	$2,534
Interest-bearing deposits with banks	14,667	18,789

	17,554	21,323

Securities
Trading account (pledged — $13,145 and $6,558)	81,827	68,328
Investment account	35,238	25,078
Loan substitute	325	394

	117,390	93,800

Assets purchased under reverse repurchase agreements	36,289	35,831

Loans
Residential mortgage	78,817	72,840
Personal	34,003	31,956
Credit card	4,816	4,914
Business and government	54,813	61,751

	172,449	171,461
Allowance for loan losses	(2,055)	(2,203)

	170,394	169,258

Other
Customers’ liability under acceptances	5,943	8,051
Derivative-related amounts	35,612	30,258
Premises and equipment	1,670	1,653
Goodwill	4,587	5,004
Other intangibles	580	665
Other assets	13,014	11,113

	61,406	56,744

	$403,033	$376,956

Liabilities and shareholders’ equity
Deposits
Personal	$106,709	$101,892
Business and government	129,860	119,591
Bank	22,576	22,003

	259,145	243,486

Other
Acceptances	5,943	8,051
Obligations related to securities sold short	22,855	19,110
Obligations related to assets sold under repurchase agreements	23,735	21,109
Derivative-related amounts	37,775	32,137
Insurance claims and policy benefit liabilities	5,256	2,825
Other liabilities	21,318	23,372

	116,882	106,604

Subordinated debentures	6,243	6,614

Non-controlling interest in subsidiaries	2,388	1,469

Shareholders’ equity
Capital stock
Preferred	832	1,545
Common (shares issued and outstanding — 656,021,122 and 665,257,068)	7,018	6,979
Additional paid-in capital	85	78
Retained earnings	10,440	10,181

	18,375	18,783

	$403,033	$376,956

Gordon M. Nixon	Robert B. Peterson
President & Chief Executive Officer	Director

68A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Consolidated statement of income

For the year ended October 31 (C$ millions)	2003	2002	2001

Interest income
Loans	$10,150	$10,463	$12,032
Securities	2,740	2,852	3,075
Assets purchased under reverse repurchase agreements	787	651	1,163
Deposits with banks	376	483	831

	14,053	14,449	17,101

Interest expense
Deposits	5,452	5,709	8,712
Other liabilities	1,583	1,399	1,668
Subordinated debentures	376	406	410

	7,411	7,514	10,790

Net interest income	6,642	6,935	6,311

Non-interest income
Insurance premiums, investment and fee income	2,356	2,043	1,824
Trading revenues	2,009	1,766	1,820
Investment management and custodial fees	1,143	1,177	1,094
Securities brokerage commissions	1,108	1,223	1,045
Deposit and payment service charges	1,078	1,041	887
Mutual fund revenues	673	723	692
Underwriting and other advisory fees	671	643	478
Card service revenues	518	496	458
Foreign exchange revenues, other than trading	279	276	303
Credit fees	227	223	237
Mortgage banking revenues	198	222	206
Securitization revenues	165	174	123
Gain (loss)on sale of investment account securities	31	(111)	(130)
Gain from divestitures	—	—	445
Other	320	424	283

	10,776	10,320	9,765

Total revenues	17,418	17,255	16,076

Provision for credit losses	721	1,065	1,119

Insurance policyholder benefits, claims and acquisition expense	1,696	1,535	1,344

Non-interest expense
Human resources	6,448	6,315	5,723
Occupancy	775	796	724
Equipment	834	820	771
Communications	757	801	686
Professional fees	466	419	412
Outsourced item processing	292	306	303
Amortization of goodwill	—	—	248
Amortization of other intangibles	71	72	36
Other	766	891	852

	10,409	10,420	9,755

Net income before income taxes	4,592	4,235	3,858
Income taxes	1,460	1,365	1,340

Net income before non-controlling interest	3,132	2,870	2,518
Non-controlling interest in net income of subsidiaries	127	108	107

Net income	$3,005	$2,762	$2,411

Preferred share dividends	68	98	135

Net income available to common shareholders	$2,937	$2,664	$2,276

Average number of common shares (in thousands)	662,080	672,571	641,516
Earnings per share (in dollars)	$4.44	$3.96	$3.55
Average number of diluted common shares (in thousands)	669,016	678,120	647,216
Diluted earnings per share (in dollars)	$4.39	$3.93	$3.52

Dividends per share (in dollars)	$1.72	$1.52	$1.38

Canadian GAAP Royal Bank of Canada 69A

Consolidated financial statements

Consolidated statement of changes in shareholders’ equity

For the year ended October 31 (C$ millions)	2003	2002	2001

Preferred shares
Balance at beginning of year	$1,545	$2,024	$2,037
Issued	—	—	250
Redeemed for cancellation	(645)	(468)	(300)
Translation adjustment on shares denominated in foreign currency	(68)	(11)	37

Balance at end of year	832	1,545	2,024

Common shares
Balance at beginning of year	6,979	6,940	3,076
Issued	193	191	3,976
Purchased for cancellation	(154)	(152)	(112)

Balance at end of year	7,018	6,979	6,940

Additional paid-in capital
Balance at beginning of year	78	33	—
Renounced stock appreciation rights, net of related income taxes	—	31	—
Stock options granted	7	14	33

Balance at end of year	85	78	33

Retained earnings
Balance at beginning of year	10,181	9,168	8,428
Net income	3,005	2,762	2,411
Preferred share dividends	(68)	(98)	(135)
Common share dividends	(1,137)	(1,022)	(897)
Cumulative effect of initial adoption of Employee Future Benefits accounting standard, net of related income taxes	—	—	(221)
Premium paid on common shares purchased for cancellation	(698)	(612)	(397)
Issuance costs, net of related income taxes	(4)	(1)	(19)
Change in unrealized foreign currency translation gains and losses	(2,988)	(59)	473
Impact of hedging unrealized foreign currency translation gains and losses, net of related income taxes	2,149	43	(475)

Balance at end of year	10,440	10,181	9,168

Shareholders’ equity at end of year	$18,375	$18,783	$18,165

70A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Consolidated statement of cash flows

For the year ended October 31 (C$ millions)	2003	2002	2001

Cash flows from operating activities
Net income	$3,005	$2,762	$2,411
Adjustments to determine net cash provided by (used in) operating activities
Provision for credit losses	721	1,065	1,119
Depreciation	398	407	389
Restructuring	—	—	91
Amortization of goodwill and other intangibles	71	72	284
Gain on sale of premises and equipment	(15)	(35)	(42)
Gain on divestitures	—	—	(445)
Gain on loan securitizations	(34)	(54)	(29)
Loss on investments in associated corporations	34	—	—
(Gain) loss on sale of investment account securities	(31)	111	130
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	46	236	1,062
Net change in accrued interest receivable and payable	100	(263)	(142)
Current income taxes	672	419	(460)
Deferred income taxes	275	98	(165)
Derivative-related assets	(5,354)	(3,018)	(8,076)
Derivative-related liabilities	5,638	3,491	10,070
Trading account securities	(13,498)	(10,136)	(11,836)
Obligations related to securities sold short	3,745	2,667	2,869
Other	(3,345)	(850)	(4,435)

Net cash used in operating activities	(7,572)	(3,028)	(7,205)

Cash flows from investing activities
Change in interest-bearing deposits with banks	4,122	(3,046)	(135)
Change in loans, net of loan securitizations	(5,225)	(3,087)	(2,930)
Proceeds from loan securitizations	1,742	1,691	1,720
Proceeds from sale of investment account securities	19,340	16,393	12,501
Proceeds from maturity of investment account securities	25,428	15,717	14,021
Purchases of investment account securities	(49,750)	(33,093)	(27,494)
Decrease in loan substitute securities	69	44	27
Net acquisitions of premises and equipment	(420)	(419)	(370)
Net proceeds from sale of real estate	—	—	57
Change in assets purchased under reverse repurchase agreements	(458)	39	(17,474)
Net cash used in acquisition of subsidiaries	(281)	(99)	(3,120)
Net proceeds from divestitures	—	—	478

Net cash used in investing activities	(5,433)	(5,860)	(22,719)

Cash flows from financing activities
Issue of RBC Trust Capital Securities (RBC TruCS)	900	—	750
Change in deposits	14,790	8,085	19,225
Issue of subordinated debentures	—	635	1,025
Repayment of subordinated debentures	(100)	(501)	(580)
Issue of preferred shares	—	—	250
Redemption of preferred shares for cancellation	(645)	(468)	(300)
Issuance costs	(4)	(1)	(19)
Issue of common shares	183	168	657
Purchase of common shares for cancellation	(852)	(764)	(509)
Payment of dividends	(1,181)	(1,104)	(972)
Change in obligations related to assets sold under repurchase agreements	2,626	245	11,629
Change in short-term borrowings of subsidiaries	(2,359)	3,335	(387)

Net cash provided by financing activities	13,358	9,630	30,769

Net change in cash and due from banks	353	742	845
Cash and due from banks at beginning of year	2,534	1,792	947

Cash and due from banks at end of year	$2,887	$2,534	$1,792

Supplemental disclosure of cash flow information
Amount of interest paid in year	$7,170	$8,229	$11,149
Amount of income taxes paid in year	$1,723	$738	$1,443

Canadian GAAP Royal Bank of Canada 71A

Consolidated financial statements (all tabular amounts are in millions of Canadian dollars, except per share amounts)

NOTE 1 Significant accounting policies

These consolidated financial statements have been prepared in accordance with Subsection 308 of the Bank Act (Canada),which states that, except as otherwise specified by the Superintendent of Financial Institutions Canada (OSFI), the consolidated financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of the OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.

     GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates.

     Certain comparative amounts have been reclassified to conform with the current year’s presentation.

     The significant accounting policies followed in the preparation of these consolidated financial statements are summarized below:

Basis of consolidation

The consolidated financial statements include the assets and liabilities and results of operations of all subsidiaries after elimination of intercompany transactions and balances. The equity method is used to account for investments in associated corporations in which we have significant influence. These investments are reported in Other assets. Our share of earnings, gains and losses realized on dispositions and writedowns to reflect other than temporary impairment in value of these investments are included in Non-interest income. The proportionate consolidation method is used to account for investments in which we exercise joint control, whereby our pro rata share of assets, liabilities, income and expenses are consolidated.

Translation of foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the balance sheet date; income and expenses are translated at average rates of exchange for the year.

     The effects of translating operations of our subsidiaries, foreign branches and associated corporations with a functional currency other than the Canadian dollar are included in Retained earnings along with related hedge and tax effects. On disposal of such investments, the accumulated net translation gain or loss is included in Non-interest income. Other foreign currency translation gains and losses (net of hedging activities) are included in Non-interest income.

Securities

Securities are classified, based on management’s intentions, as Trading account or Investment account.

     Trading account securities, which are purchased for sale in the near term, are reported at estimated fair value. Obligations to deliver trading account securities sold but not yet purchased are recorded as liabilities and carried at fair value. Realized and unrealized gains and losses on these securities are recorded as Trading revenues in Non-interest income. Dividend and interest income accruing on Trading account securities is recorded in Interest income. Interest expense accruing on interest-bearing securities sold short is recorded in Interest expense.

     Investment account securities include securities that may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. Investment account equity securities are carried at cost and investment account debt securities at amortized cost. Dividend and interest income is recorded in Interest income. Premiums and discounts on debt securities are amortized to Interest income using the effective yield method over the term to maturity of the related securities. Gains and losses realized on disposal of investment account securities, which are calculated on an average cost basis, and writedowns to reflect other than temporary impairment in value are included in Gain (loss) on sale of investment account securities in Non-interest income.

     Loan substitute securities are client financings that have been structured as after-tax investments rather than conventional loans in order to provide the issuers with a borrowing rate advantage. Such securities are accorded the accounting treatment applicable to loans and, if required, are reduced by an allowance for credit losses.

Assets purchased under reverse repurchase agreements and sold under repurchase agreements

We purchase securities under agreements to resell (reverse repurchase agreements) and sell securities under agreements to repurchase (repurchase agreements). Reverse repurchase agreements are treated as collateralized lending transactions and are carried on the Consolidated balance sheet at the amounts at which the securities were initially acquired. Repurchase agreements are treated as collateralized borrowing transactions and are carried on the Consolidated balance sheet at the amounts at which the securities were initially sold, plus accrued interest on interest-bearing securities. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are included in Interest income and Interest expense, respectively.

Loans

Loans are stated net of an allowance for loan losses and unearned income, which comprises unearned interest and unamortized loan fees.

     Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal or interest. Whenever a payment is 90 days past due, loans other than credit card balances and Canadian government guaranteed loans are classified as impaired unless they are fully secured and collection efforts are reasonably expected to result in repayment of debt within 180 days past due. Credit card balances are written off when a payment is 180 days in arrears. Canadian government guaranteed loans are classified as impaired when the loan is contractually 365 days in arrears. When a loan is identified as impaired, the accrual of interest is discontinued and any previously accrued but unpaid interest on the loan is charged to the Provision for credit losses. Interest received on impaired loans is credited to the Allowance for loan losses on that loan. Impaired loans are returned to performing status when all amounts including interest have been collected, all charges for loan impairment have been reversed and the credit quality has improved such that there is reasonable assurance of timely collection of principal and interest.

     When a loan has been identified as impaired, the carrying amount of the loan is reduced to its estimated realizable amount, measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. In subsequent periods, recoveries of amounts previously written off and any increase in the carrying value of the loan is credited to the Provision for credit losses on the Consolidated income statement. Where a portion of a loan is written off and the remaining balance is restructured, the new loan is carried on an accrual basis when there is no longer any reasonable doubt regarding the collectibility of principal or interest, and payments are not 90 days past due.

     Collateral is obtained if, based on an evaluation of the client’s creditworthiness, it is considered necessary for the client’s overall borrowing facility.

     Assets acquired in respect of problem loans are recorded at their fair value less costs to sell. Any excess of the carrying value of the loan over the recorded fair value of the assets acquired is recognized by a charge to the Provision for credit losses.

     Fees that relate to activities such as originating, restructuring or renegotiating loans are deferred and recognized as Interest income over the expected term of such loans. Where there is reasonable expectation that a loan will result, commitment and standby fees are also recognized as Interest income over the expected term of the resulting loan. Otherwise, such fees are recorded as Other liabilities and amortized to Non-interest income over the commitment or standby period.

72A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Allowance for credit losses

The allowance for credit losses is maintained at a level that management considers adequate to absorb identified credit related losses in the portfolio as well as losses that have been incurred, but are not yet identifiable. The allowance relates primarily to loans but also to deposits with banks, derivatives, loan substitute securities and other credit instruments such as acceptances, guarantees and letters of credit. The allowance is increased by the Provision for credit losses, which is charged to income, and decreased by the amount of write-offs, net of recoveries.

     The allowance is determined based on management’s identification and evaluation of problem accounts, estimated probable losses that exist on the remaining portfolio, and on other factors including the composition and quality of the portfolio, and changes in economic conditions.

Specific

Specific allowances are maintained to absorb losses on both specifically identified borrowers and other more homogeneous loans that have become impaired. The losses relating to identified large business and government debtors are estimated based on the present value of expected payments on an account-by-account basis. The losses relating to other portfolio-type products, excluding credit cards, are based on net write-off experience. For credit cards, no specific allowance is maintained as balances are written off if no payment has been received after 180 days. Personal loans are generally written off at 150 days past due. Write-offs for other loans are generally recorded when there is no realistic prospect of full recovery.

General allocated

The general allocated allowance represents the best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. This amount is established quarterly through the application of expected loss factors to outstanding and undrawn facilities. The general allocated allowance for large business and government loans and acceptances is based on the application of expected default and loss factors, determined by loss migration analysis, delineated by loan type and rating. For more homogeneous portfolios, such as residential mortgages, small business loans, personal loans and credit cards, the determination of the general allocated allowance is done on a product portfolio basis. The losses are determined by the application of loss ratios determined through the analysis of loss migration and write-off trends, adjusted to reflect changes in the product offerings and credit quality of the pool.

General unallocated

The general unallocated allowance is based on management’s assessment of probable, unidentified losses in the portfolio that have not been captured in the determination of the specific or general allocated allowances. This assessment, evaluated quarterly, includes consideration of general economic and business conditions and regulatory requirements affecting key lending operations, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks and does not represent future losses or serve as a substitute for other allowances.

Acceptances

Acceptances are short-term negotiable instruments issued by our customers to third parties, which we guarantee. The potential liability under acceptances is reported as a liability in the Consolidated balance sheet. The recourse against the customer in the case of a call on these commitments is reported as a corresponding asset of the same amount in Other assets. Fees earned are reported in Non-interest income.

Derivatives

Derivatives are primarily used in sales and trading activities. Derivatives are also used to manage our exposures to interest, currency and other market risks. The most frequently used derivative products are foreign exchange forward contracts, interest rate and currency swaps, foreign currency and interest rate futures, forward rate agreements, foreign currency and interest rate options and credit derivatives.

     When used in sales and trading activities, the realized and unrealized gains and losses on derivatives are recognized in Non-interest income. Market values are determined using pricing models that incorporate current market and contractual prices of the underlying instruments, time value of money, yield curve and volatility factors. A portion of the market value is deferred within Derivative-related amounts in liabilities and amortized to income over the life of the instruments to cover credit risk and ongoing direct servicing costs. Unrealized gains and losses are reported on a gross basis as Derivative-related amounts in assets and liabilities, except where we have both the legal right and intent to settle these amounts simultaneously in which case they are presented on a net basis. Margin requirements and premiums paid are also included in Derivative-related amounts in assets, while premiums received are shown in Derivative-related amounts in liabilities.

     When derivatives are used to manage our own exposures, we determine for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge, or a hedge of foreign currency exposure of a net investment in a foreign operation. The hedge is documented at inception detailing the particular risk management objective and the strategy for undertaking the hedge transaction. The documentation identifies the specific asset or liability being hedged, the risk that is being hedged, the type of derivative used and how effectiveness will be measured. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the risk being hedged both at inception and over the life of the hedge.

     Fair value hedge transactions predominantly use interest rate swaps to hedge the changes in the fair value of an asset, liability or firm commitment. Cash flow hedge transactions predominantly use interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability. When a non-trading derivative is designated and functions effectively as a fair value or cash flow hedge, the income or expense of the derivative is recognized over the life of the hedged asset or liability as an adjustment to Interest income or Interest expense.

     Foreign exchange forward contracts and U.S. dollar liabilities are used to manage exposures from subsidiaries, branches and associated companies having a functional currency other than the Canadian dollar. Foreign exchange gains and losses on these hedging instruments are recorded in Retained earnings.

     Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative is recognized in Derivative-related amounts in assets or liabilities at that time and the gain or loss is deferred and recognized in Net interest income in the periods that the hedged item affects income. Hedge accounting is also discontinued on the sale or early termination of the hedged item. The fair value of the derivative is recognized in Derivative-related amounts in assets or liabilities at that time and the gain or loss is recognized in Non-interest income.

     Non-trading derivatives that do not qualify for hedge accounting are carried at fair value on a gross basis as Derivative-related amounts in assets and liabilities with changes in fair value recorded in Non-interest income. These non-trading derivatives are still eligible for designation in future hedging relationships. Upon a designation, any previously recorded fair value on the Consolidated balance sheet is amortized to Non-interest income.

Canadian GAAP Royal Bank of Canada 73A

Consolidated financial statements

NOTE 1 Significant accounting policies (continued)

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally on the straight-line basis over the estimated useful lives of the assets, which are 25 to 50 years for buildings, 3 to 10 years for computer equipment, 7 to 10 years for furniture, fixtures and other equipment, and lease term plus first option period for leasehold improvements. Gains and losses on disposal are recorded in Non-interest income.

Business combinations, goodwill and other intangibles

All business combinations are accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Effective November 1, 2001, goodwill and indefinite life intangibles are no longer amortized but are subject to fair value impairment tests on at least an annual basis. Goodwill impairment is assessed at the reporting unit level on at least an annual basis on August 1. Reporting units comprise business operations with similar economic characteristics and strategies and may represent either a business segment or a business unit within a business segment.

     If the carrying value of a reporting unit, including the allocated goodwill, exceeds its fair value, goodwill impairment is measured as the excess of the carrying amount of the reporting unit’s allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting unit.

     Any impairment of goodwill or intangibles will be recognized as Non-interest expense in the period of impairment. Other intangibles with a finite life are amortized over their estimated useful lives and also tested for impairment.

Income taxes

We use the asset and liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book purposes compared with tax purposes. Accordingly, a deferred income tax asset or liability is determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expense are expected to be realized. Income taxes on the Consolidated statement of income include the current and deferred portions of the expense. Income taxes applicable to items charged or credited to Shareholders’ equity are netted with such items.

     Net deferred income taxes accumulated as a result of temporary differences are included in Other assets. A valuation allowance is established to reduce deferred income tax assets to the amount more likely than not to be realized. In addition, the Consolidated statement of income contains items that are non-taxable or non-deductible for income tax purposes and, accordingly, cause the income tax provision to be different than what it would be if based on statutory rates.

Pensions and other postretirement benefits

We offer a number of benefit plans which provide pension and other benefits to qualified employees. These plans include statutory pension plans, supplemental pension plans, defined contribution plans and health, dental and life insurance plans.

     We fund our statutory pension plans and health, dental and life insurance plans annually based on actuarially determined amounts needed to satisfy employee benefit entitlements under current pension regulations. These pension plans provide benefits based on years of service, contributions and average earnings at retirement.

     Actuarial valuations are performed on a regular basis to determine the present value of the accrued pension benefits, based on projections of employees’ compensation levels to the time of retirement. Investments held by the pension funds primarily comprise equity securities, bonds and debentures. Pension fund assets are valued at fair value.

     Pension benefit expense consists of the cost of employee pension benefits for the current year’s service, interest cost on the liability, expected investment return on the market-related value of plan assets and the amortization of both unrecognized prior service costs and unrecognized net actuarial gains or losses. Amortization is charged over the expected average remaining service life of employee groups covered by the plan.

     The cumulative excess of pension fund contributions over the amounts recorded as expenses is reported as a prepaid pension benefit cost in Other assets. The cumulative excess of pension expense over pension fund contributions is reported as accrued pension benefit expense in Other liabilities. In addition, other post retirement benefits are also reported in Other liabilities.

     Defined contribution plan costs are recognized in income for services rendered by employees during the period.

Assets under administration and assets under management

We administer and manage assets owned by clients that are not reflected on the Consolidated balance sheet. Asset management fees are earned for providing investment management services and mutual fund products. Asset administration fees are earned for providing trust, estate administration, custodial services and administration of assets securitized. Fees are recognized and reported in Non-interest income as the services are provided.

Loan securitization

We periodically securitize loans by selling loans to independent special purpose entities or trusts that issue securities to investors. These transactions are accounted for as sales, and the loans removed from the Consolidated balance sheet when we are deemed to have surrendered control over such assets and have received in exchange consideration other than beneficial interests in these transferred loans. For a surrender of control to occur, the transferred loans must be isolated from the seller, even in bankruptcy or other receivership; the purchaser must have the legal right to sell or pledge the transferred loans, or if the purchaser is a Qualifying Special Purpose Entity meeting certain restrictions established by CICA Accounting Guideline 12, Transfers of Receivables (AcG 12), its investors have the right to sell or pledge their ownership interest in the entity; and the seller must not continue to control the transferred loans through an agreement to repurchase them or have a right to cause the loans to be returned. If the conditions are not met, the transfer is considered to be a secured borrowing, the loans remain on the Consolidated balance sheet and the proceeds are recognized as a liability.

     We often retain interests in the securitized loans, such as interest-only strips or servicing rights, and in some cases cash reserve accounts. Gains on these transactions are recognized in Non-interest income and are dependent in part on the previous carrying amount of the loans involved in the transfer, which is allocated between the loans sold and the retained interests, based on their relative fair value at the date of transfer.

     To obtain fair values, quoted market prices are used, if available. When quotes are not available for retained interests, we generally determine fair value based on the present value of expected future cash flows using management’s best estimates of key assumptions such as payment rates, excess spread, credit losses and discount rates commensurate with the risks involved.

     Generally, the loans are transferred on a fully serviced basis. Retained interests in securitizations that can be contractually prepaid or otherwise settled in such a way that we would not recover substantially all of our recorded investment, are classified as Investment account securities.

74A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Insurance operations

Investments are included in Investment account securities. Premiums from long-duration contracts, primarily life insurance, are recognized in Insurance premiums, investment and fee income under Non-interest income when due. Premiums from short-duration contracts, primarily property and casualty, and fees for administrative services are recognized in Insurance premiums, investment and fee income over the related contract period.

     Insurance claims and policy benefit liabilities represent current claims and estimates for future insurance policy benefits. Liabilities for life insurance contracts are determined using the Canadian Asset Liability Method (CALM), which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses, and provisions for adverse deviation. These assumptions are updated to reflect the results of actual experience and market conditions. Liabilities for property and casualty insurance include unearned premiums, representing the unexpired portion of premiums, and estimated provisions for reported and unreported claims incurred.

     Realized gains and losses on disposal of fixed income investments that support life insurance liabilities are deferred and amortized to Insurance premiums, investment and fee income over the remaining term to maturity of the investments sold to a maximum period of 20 years. For equities, the realized gains and losses are deferred and brought into Insurance premiums, investment and fee income at the quarterly rate of 5% of unamortized deferred gains and losses. The differences between the market value and adjusted carrying cost of equity securities investments are reduced quarterly by 5%. Specific investments are written down to market or the net realizable value if it is determined that any impairment in value is other than temporary. The writedown is recorded against Insurance premiums, investment and fee income in the period the impairment is recognized.

     Acquisition costs for insurance consist of commissions, certain underwriting costs and other costs that vary with and are primarily related to the acquisition of new business. Deferred acquisition costs for life insurance are implicitly recognized in Insurance claims and policy benefit liabilities by CALM. For property and casualty insurance these costs are classified as Other assets and amortized over the policy term.

     Segregated funds are lines of business in which the company issues a contract where the benefit amount is directly linked to the market value of the investments held in the underlying fund. The contractual arrangement is such that the underlying assets are registered in our name but the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. We provide minimum death benefit and maturity value guarantees on segregated funds. The liability associated with these minimum guarantees is recorded in Insurance claims and policy benefit liabilities.

     Segregated funds are not included in the consolidated financial statements. We derive only fee income from segregated funds, reflected in Insurance premiums, investment and fee income. Fee income includes management fees, mortality, policy, administration and surrender charges.

Significant accounting changes

Derivatives

We early adopted CICA Accounting Guideline 13, Hedging Relationships, on November 1, 2002, the details of which are described earlier in the Derivatives section and in note 21.

Guarantees

In January 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees (AcG 14), which clarifies disclosure requirements for certain guarantees. The effective date is for financial statements of interim and annual periods beginning on or after January 1, 2003.

Stock-based compensation

We adopted the fair value method of accounting recommended by the CICA in Section 3870, Stock-based Compensation and Other Stock-based Payments, prospectively for new stock-based compensation awards granted after November 1, 2002. The impact of this adoption is included in note 18.

Significant future accounting changes

Consolidation of Variable Interest Entities

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG 15). The Guideline is harmonized with Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities (defined as Variable Interest Entities (VIEs) and more commonly referred to as special purpose entities (SPEs)), in which either the equity at risk is not sufficient to permit that entity to finance its activities without additional subordinated financial support from other parties, or equity investors lack either voting control, an obligation to absorb expected losses, or the right to receive expected residual returns. AcG 15 requires consolidation of VIEs by the Primary Beneficiary. The Primary Beneficiary is defined as the party who has exposure to the majority of a VIE’s expected losses and/or expected residual returns. The Guideline will be effective for all annual and interim periods beginning on or after November 1, 2004. Following is a summary of the anticipated impact of adopting AcG 15 for the major categories of VIEs that we are involved with.

Securitization of client financial assets

We administer multi-seller asset-backed commercial paper conduit programs (multi-sellers), which purchase financial assets from our clients (totalling $26.8 billion as at October 31, 2003) and finance those purchases by issuing asset-backed commercial paper. Clients utilize multisellers to diversify their financing sources and to reduce funding costs. We provide backstop liquidity facilities and partial credit enhancement to the multi-sellers. These are included in our disclosure on guarantees in note 20 and represent our maximum possible exposure to loss, which was $25.7 billion as at October 31, 2003. The commercial paper is non-recourse to us, except through our participation in liquidity and/or credit enhancement facilities, and we have no rights to the assets owned by the multi-sellers. We are currently in the process of restructuring these multi-sellers and as a result we do not expect to consolidate the assets and liabilities of these vehicles on our Consolidated balance sheet.

Securitization of our financial assets

We employ VIEs in the process of securitizing our assets. We do not expect to consolidate these VIEs under AcG15 either because such a VIE is a qualifying SPE under AcG 12 which is specifically exempt from consolidation under AcG 15 or because we are not the Primary Beneficiary. For details on our securitization activities please refer to note 7.

Mutual funds

We sponsor several open-end mutual funds, some of which may be VIEs. We are involved with their ongoing management and administration for which we earn a fee based on asset value. We do not guarantee either principal or returns to the investors in these funds. We may be the Primary Beneficiary of the VIE mutual funds that experience low volatility of returns, such as money market funds, due to our role as trustee and fund manager, which entails decision-making and results in our fees being included in expected residual returns. Consolidating these funds would increase the Consolidated balance sheet by approximately $13 billion as estimated at October 31, 2003. Our maximum exposure to loss from our involvement with the VIE funds is $23 million as at October 31, 2003, primarily as a result of our investments in seed capital. Our rights to the assets of these mutual funds are restricted to this seed capital. The other investors in these funds do not have recourse to us.

Canadian GAAP Royal Bank of Canada 75A

Consolidated financial statements

NOTE 1 Significant accounting policies (continued)

Asset management

We act as collateral manager for several Collateralized Debt Obligation (CDO) entities, which invest in leveraged bank-initiated term loans, high yield bonds and mezzanine corporate debt. The notional amount of the assets within the CDOs we managed at the end of October 31, 2003, is $1.1 billion and our maximum exposure to loss is $13 million which represents our investment in a first-loss tranche. We currently consolidate a CDO with assets of $.4 billion. We are evaluating these CDOs and it is possible that we are the Primary Beneficiary. We have no rights to the assets of these CDOs and the creditors of these CDOs have no recourse to us, except as a result of our investment in the first-loss tranche.

Creation of investment products

We use repackaging entities, which generally transform credit derivatives into cash instruments, to distribute credit risk and create unique credit products to meet investors’ specific requirements. We may enter into derivative contracts with these entities in order to convert various risk factors such as yield, currency or credit risk of underlying assets to meet the needs of the investors. We transfer assets to these entities as collateral for notes issued, which do not meet sale recognition criteria under AcG 12. We retain all the economic risks and rewards of these assets, which are already accounted for on our Consolidated balance sheet and amounted to $1.5 billion as at October 31, 2003. In addition, we also invest in the notes issued by these entities and held $.5 billion as at October 31, 2003. We are the Primary Beneficiary where we hold notes that expose us to a majority of the expected losses. Since the assets are already included on our Consolidated balance sheet pursuant to AcG 12, the impact of consolidation is not expected to be material.

Compensation vehicles

We offer certain employees stock-based compensation plans and co-investment opportunities in investment portfolios. Where we are entitled to forfeitures or unvested shares or where we have financed the employees’ investment, we are generally considered the Primary Beneficiary of the vehicles used for this purpose due to our relationship with the employees. These vehicles had total assets of $.2 billion as at October 31, 2003, which represent our maximum exposure to loss.

Assets administered in trust

We act as trustee administering assets settled by clients, on behalf of designated beneficiaries. Clients use these arrangements primarily for asset protection, intergenerational wealth transfer, and estate and financial planning. Where we have lending relationships with the trust, they are fully collateralized with secure assets, thereby our exposure to loss is nil. We may have to consolidate trust arrangements with assets approximating $.6 billion as at October 31, 2003. We have no rights to these assets except for our fees and recovery of expenses. The beneficiaries do not have recourse to us.

Capital trusts

This year we established an open-ended trust which issued $.9 billion of innovative Tier 1 capital, and we also issued a senior deposit note of the same amount to the trust. We currently consolidate this trust. However, under AcG 15 we would not consolidate this trust as it would be a VIE and we would not be its Primary Beneficiary. OSFI has confirmed that this issuance will continue to receive innovative Tier  regulatory capital treatment, regardless of the final accounting effects of AcG 15.

We are involved in various capacities — such as lender, derivative counterparty, investor, manager, trustee — with several other entities that may potentially be VIEs. These include entities set up for or by clients for structured finance, securitization and other purposes. We continue to evaluate our involvement with potential VIEs, explore restructuring opportunities and monitor developments from the CICA and the FASB that affect our current interpretation of AcG 15.

Liabilities and equity

In November 2003, the Accounting Standards Board (AcSB) approved a revision to CICA Section 3860, Financial Instruments: Disclosure and Presentation, to require certain obligations that must or could be settled with a variable number of the issuer’s own equity instruments to be presented as a liability. The implication of the proposed revision is that securities issued by us that give us the unrestricted right to settle the principal amount in cash or in the equivalent value of our own equity instruments will no longer be presented as equity in our financial statements. The AcSB determined that the revisions should be effective for all fiscal years beginning on or after November 1, 2004.

Financial instruments

On March 31, 2003, the CICA issued three exposure drafts: Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income, which will increase harmonization with U.S. accounting standards. Although they are not final, these exposure drafts are expected to require primarily the following:

     Financial assets will be classified as either Held to maturity, Loans and receivables, Held for trading or Available for sale. Held to maturity classification will be restricted to fixed maturity instruments that we intend and are able to hold to maturity. Loans and receivables and Held to maturity investments will be accounted for at amortized cost. In addition to the securities acquired for selling in the near term, Held for trading classification will be permitted for any financial instrument on its initial recognition. Instruments Held for trading will be accounted for at fair value with realized and unrealized gains and losses reported in Net income. The remaining securities will be classified as Available for sale. These will be measured at fair value with unrealized gains and losses, not affecting net income, but reported in a new category in Shareholders’ equity called Other comprehensive income.

     Derivatives will be classified as Held for trading unless designated as hedging instruments. All derivatives, including embedded derivatives that are not closely related to the host contract, will be measured at fair value. For derivatives that hedge the changes in fair value of an asset or liability, changes in the derivatives’ fair value will be reported in net income and offset by changes in the fair value of the hedged asset or liability attributable to the risk being hedged. For derivatives that hedge variability in cash flows, the effective portion of changes in the derivatives’ fair value will be initially recognized in the new category, Other comprehensive income. These will subsequently be reclassified to Net income in the periods Net income is affected by the variability in the cash flows of the hedged item.

     Other comprehensive income will be a new category in Shareholders’ equity including, in addition to the items mentioned above, unrealized foreign currency translation gains and losses, net of hedging activities.

     The final accounting standards are expected to be effective for fiscal years beginning on or after October 1, 2005.

76A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 2 Significant acquisitions

2003

During 2003, we completed the acquisitions of Admiralty Bancorp, Inc. (Admiralty), Business Men’s Assurance Company of America (BMA) and Sterling Capital Mortgage Company (SCMC). The details of these acquisitions are as follows:

	Admiralty	BMA	SCMC

Acquisition date	January 29, 2003	May 1, 2003	September 30, 2003
Business segment	RBC Banking	RBC Insurance/RBC Investments	RBC Banking
Percentage of shares acquired	100%	100%	100%
Purchase consideration	Cash payment of US$153	Cash payment of US$207 (1)	Cash payment of US$100
Fair value of tangible assets acquired	$942	$3,099	$470
Fair value of liabilities assumed	(866)	(2,822)	(437)

Fair value of identifiable net tangible assets acquired	76	277	33
Core deposit intangibles (2)	23	—	—
Goodwill	134	19	103

Total purchase consideration	$233	$296	$136

(1)	Includes the related acquisition of Jones & Babson Inc. by RBC Dain Rauscher for cash purchase consideration of US$19 million in exchange for net tangible assets with a fair value of $9 million and goodwill of $19 million.

(2)	Core deposit intangibles for Admiralty are amortized on a straight-line basis over an estimated average useful life of 10 years.

2002

During 2002, we completed the acquisitions of the private banking business of Barclays PLC in the Americas (Barclays) and Eagle Bancshares, Inc. (Eagle Bancshares). The details of these acquisitions are as follows:

	Barclays	Eagle Bancshares

Acquisition date	June 28, 2002	July 22, 2002
Business segment	RBC Investments	RBC Banking
Percentage of shares acquired	—	100%
Purchase consideration	Cash payment of US$120	Each Eagle Bancshares common share was purchased for US$26 cash
Fair value of tangible assets acquired	$741	$1,844
Fair value of liabilities assumed	(640)	(1,764)

Fair value of identifiable net tangible assets acquired	101	80
Core deposit intangibles (1)	—	22
Customer lists and relationships (1)	80	—
Goodwill	—	133

Total purchase consideration	$181	$235

(1)	Core deposit intangibles and customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 10 and 15 years, respectively.

Canadian GAAP Royal Bank of Canada 77A

Consolidated financial statements

NOTE 3 Results by business and geographic segment

										Other
	RBC	RBC	RBC	RBC Capital	RBC Global				United	Inter-
2003	Banking	Insurance	Investments	Markets	Services	Other	Total	Canada	States	national

Net interest income	$5,546	$—	$419	$409	$166	$102	$6,642	$5,186	$1,188	$268
Non-interest income	2,127	2,356	3,110	2,247	824	112	10,776	5,382	3,618	1,776

Total revenues	7,673	2,356	3,529	2,656	990	214	17,418	10,568	4,806	2,044
Provision for credit losses	554	—	(2)	195	2	(28)	721	527	106	88
Insurance policyholder benefits, claims and acquisition expense	—	1,696	—	—	—	—	1,696	679	580	437
Non-interest expense	4,650	460	2,912	1,671	714	2	10,409	5,992	3,511	906

Net income before income taxes	2,469	200	619	790	274	240	4,592	3,370	609	613
Income taxes	900	(16)	209	278	97	(8)	1,460	1,202	209	49
Non-controlling interest	8	—	—	4	—	115	127	114	8	5

Net income	$1,561	$216	$410	$508	$177	$133	$3,005	$2,054	$392	$559

Total average assets (1)	$162,400	$6,700	$17,600	$198,500	$2,100	$9,100	$396,400	$230,000	$81,200	$85,200

										Other
	RBC	RBC	RBC	RBC Capital	RBC Global				United	Inter-
2002	Banking	Insurance	Investments	Markets	Services	Other	Total	Canada	States	national

Net interest income	$5,557	$—	$371	$532	$137	$338	$6,935	$5,472	$1,106	$357
Non-interest income	2,073	2,043	3,274	2,112	820	(2)	10,320	4,969	3,682	1,669

Total revenues	7,630	2,043	3,645	2,644	957	336	17,255	10,441	4,788	2,026
Provision for credit losses	626	—	(1)	465	10	(35)	1,065	529	440	96
Insurance policyholder benefits, claims and acquisition expense	—	1,535	—	—	—	—	1,535	498	502	535
Non-interest expense	4,528	437	3,146	1,627	668	14	10,420	5,920	3,676	824

Net income before income taxes	2,476	71	500	552	279	357	4,235	3,494	170	571
Income taxes	937	(46)	157	135	108	74	1,365	1,308	14	43
Non-controlling interest	8	—	—	—	—	100	108	100	2	6

Net income	$1,531	$117	$343	$417	$171	$183	$2,762	$2,086	$154	$522

Total average assets (1)	$156,500	$5,600	$15,100	$178,200	$2,500	$9,400	$367,300	$225,700	$72,600	$69,000

										Other
	RBC	RBC	RBC	RBC Capital	RBC Global				United	Inter-
2001	Banking	Insurance	Investments	Markets	Services	Other	Total	Canada	States	national

Net interest income	$5,343	$—	$385	$409	$147	$27	$6,311	$5,512	$371	$428
Non-interest income	1,869	1,824	2,861	2,346	851	14	9,765	5,548	2,792	1,425

Total revenues	7,212	1,824	3,246	2,755	998	41	16,076	11,060	3,163	1,853
Provision for credit losses	732	—	2	407	(2)	(20)	1,119	757	379	(17)
Insurance policyholder benefits, claims and acquisition expense	—	1,344	—	—	—	—	1,344	504	325	515
Non-interest expense	4,389	375	2,507	1,804	599	81	9,755	6,326	2,715	714

Net income before income taxes	2,091	105	737	544	401	(20)	3,858	3,473	(256)	641
Income taxes	900	(28)	224	208	138	(102)	1,340	1,410	(85)	15
Non-controlling interest	10	—	—	—	—	97	107	97	2	8

Net income (loss)	$1,181	$133	$513	$336	$263	$(15)	$2,411	$1,966	$(173)	$618

Total average assets (1)	$143,100	$5,300	$11,200	$156,400	$2,400	$8,700	$327,100	$210,500	$50,200	$66,400

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.

For management reporting purposes, our operations are grouped into the main business segments of RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services. The Other segment mainly comprises Corporate Treasury, Corporate Resources, Systems & Technology, and Real Estate Operations.

     The management reporting process measures the performance of these business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies.

     We use a management reporting model that includes methodologies for funds transfer pricing, attribution of economic capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment goods and services are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies which are subject to ongoing review.

     For geographic reporting, our segments are grouped into Canada, United States and Other International. Transactions are recorded based on client location and local residing currency and are subject to foreign exchange rate fluctuations with respect to the movement in the Canadian dollar.

78A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 4 Goodwill and Other intangibles

We have completed the annual test for goodwill impairment in all reporting units and have determined that good will is not impaired.

     The projected amortization of Other intangibles for each of the years ending October 31, 2004, to October 31, 2008, is approximately $70 million.

     The following table discloses the changes in goodwill over 2003 and 2002.

Goodwill

				RBC Capital	RBC Global
	RBC Banking	RBC Insurance	RBC Investments	Markets	Services	Total

Balance at October 31, 2001	$2,105	$204	$1,782	$711	$117	$4,919
Goodwill acquired during the year	179	—	—	—	2	181
Other adjustments (1)	(55)	(8)	(21)	(14)	2	(96)

Balance at October 31, 2002	2,229	196	1,761	697	121	5,004
Goodwill acquired during the year	256	—	43	—	—	299
Other adjustments (1)	(347)	(28)	(258)	(84)	1	(716)

Balance at October 31, 2003	$2,138	$168	$1,546	$613	$122	$4,587

(1)	Other adjustments include primarily foreign exchange translations on non-Canadian dollar denominated goodwill.

Other intangibles

	2003			2002

	Gross carrying	Accumulated	Net carrying	Gross carrying	Accumulated	Net carrying
	amount	amortization	amount	amount	amortization	amount

Core deposit intangibles	$381	$(93)	$288	$423	$(50)	$373
Customer lists and relationships	314	(71)	243	318	(52)	266
Mortgage servicing rights	75	(27)	48	41	(18)	23
Other intangibles	3	(2)	1	5	(2)	3

Total	$773	$(193)	$580	$787	$(122)	$665

The following table discloses a reconciliation of reported Net income, Earnings per share and Diluted earnings per share to the amounts adjusted for the exclusion of Amortization of goodwill, net of related income taxes, as goodwill is no longer amortized, but assessed for impairment effective November 1, 2001.

	2003	2002	2001

Net income:
Reported net income	$3,005	$2,762	$2,411
Amortization of goodwill, net of related income taxes	—	—	246

Adjusted net income	$3,005	$2,762	$2,657

Earnings per share:
Reported earnings per share	$4.44	$3.96	$3.55
Amortization of goodwill, net of related income taxes	—	—	.38

Adjusted earnings per share	$4.44	$3.96	$3.93

Diluted earnings per share:
Reported diluted earnings per share	$4.39	$3.93	$3.52
Amortization of goodwill, net of related income taxes	—	—	.38

Adjusted diluted earnings per share	$4.39	$3.93	$3.90

Canadian GAAP Royal Bank of Canada 79A

Consolidated financial statements

NOTE 5 Securities

	Term to maturity (1)

					With no	2003	2002
	Under	1 to 5	Over 5 years	Over	specific
	1 year	years	to 10 years	10 years	maturity	Total	Total

Trading account
Canadian government debt	$6,024	$5,235	$1,218	$1,194	$—	$13,671	$12,950
U.S. Treasury and other U.S. agencies	1,645	1,876	319	458	—	4,298	1,679
Other OECD government debt	1,266	957	878	475	—	3,576	3,833
Mortgage-backed securities	107	272	135	375	—	889	583
Asset-backed securities	73	91	2,807	3,334	—	6,305	6,540
Corporate debt	4,109	4,086	1,884	1,419	—	11,498	9,786
Other debt	5,426	6,459	1,071	741	767	14,464	9,214
Equities	—	—	—	—	27,126	27,126	23,743

	18,650	18,976	8,312	7,996	27,893	81,827	68,328

Investment account
Canadian government debt
Amortized cost	4,151	4,840	524	308	—	9,823	5,519
Estimated fair value	4,158	4,902	554	338	—	9,952	5,613
Yield (2)	2.9%	4.1%	5.0%	6.4%	—	3.7%	4.5%
U.S. Treasury and other U.S. agencies
Amortized cost	1,481	2,972	308	67	—	4,828	2,068
Estimated fair value	1,481	2,960	281	67	—	4,789	2,188
Yield (2)	1.0%	2.2%	1.3%	4.9%	—	1.8%	4.6%
Other OECD government debt
Amortized cost	4,375	326	74	—	—	4,775	2,605
Estimated fair value	4,378	329	74	—	—	4,781	2,633
Yield (2)	.1%	.8%	—	—	—	.1%	.7%
Mortgage-backed securities
Amortized cost	115	3,546	536	1,315	—	5,512	8,308
Estimated fair value	120	3,570	536	1,317	—	5,543	8,465
Yield (2)	6.7%	4.2%	4.8%	4.9%	—	4.5%	4.8%
Asset-backed securities
Amortized cost	48	125	104	48	—	325	358
Estimated fair value	48	125	104	45	—	322	375
Yield (2)	2.0%	7.3%	6.4%	2.9%	—	5.6%	7.2%
Corporate debt
Amortized cost	1,068	1,155	290	543	—	3,056	3,447
Estimated fair value	1,079	1,172	304	552	—	3,107	3,511
Yield (2)	1.4%	2.7%	6.3%	5.7%	—	3.1%	4.3%
Other debt
Amortized cost	4,103	869	200	266	188	5,626	1,501
Estimated fair value	4,085	879	207	279	186	5,636	1,504
Yield (2)	.5%	5.1%	5.8%	6.5%	4.2%	3.1%	2.7%
Equities
Cost	—	—	51	—	1,242	1,293	1,272
Estimated fair value	—	—	40	—	1,290	1,330	1,240

Amortized cost	15,341	13,833	2,087	2,547	1,430	35,238	25,078
Estimated fair value	15,349	13,937	2,100	2,598	1,476	35,460	25,529

Loan substitute
Cost	—	—	8	—	317	325	394
Estimated fair value	—	—	8	—	323	331	394

Total carrying value of securities	$33,991	$32,809	$10,407	$10,543	$29,640	$117,390	$93,800

Total estimated fair value of securities	$33,999	$32,913	$10,420	$10,594	$29,692	$117,618	$94,251

(1)	Actual maturities may differ from contractual maturities shown above, since borrowers may have the right to prepay obligations with or without prepayment penalties.

(2)	The weighted average yield is based on the carrying value at the end of the year for the respective securities.

Unrealized gains and losses on Investment account securities

	2003				2002

		Gross	Gross	Estimated		Gross	Gross	Estimated
	Amortized	unrealized	unrealized	fair	Amortized	unrealized	unrealized	fair
	cost	gains	losses	value	cost	gains	losses	value

Canadian government debt	$9,823	$135	$(6)	$9,952	$5,519	$97	$(3)	$5,613
U.S. Treasury and other U.S. agencies	4,828	16	(55)	4,789	2,068	120	—	2,188
Other OECD government debt	4,775	6	—	4,781	2,605	28	—	2,633
Mortgage-backed securities	5,512	59	(28)	5,543	8,308	158	(1)	8,465
Asset-backed securities	325	5	(8)	322	358	28	(11)	375
Corporate debt	3,056	71	(20)	3,107	3,447	137	(73)	3,511
Other debt	5,626	12	(2)	5,636	1,501	8	(5)	1,504
Equities	1,293	45	(8)	1,330	1,272	28	(60)	1,240

	$35,238	$349	$(127)	$35,460	$25,078	$604	$(153)	$25,529

Realized gains and losses on sale of Investment account securities

	2003	2002	2001

Realized gains	$87	$82	$103
Realized losses	(56)	(193)	(233)

Gain(loss)on sale of Investment account securities	$31	$(111)	$(130)

80A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 6 Loans (1)

	2003	2002

Canada
Residential mortgage	$73,978	$67,700
Personal	28,262	25,918
Credit card	4,663	4,740
Business and government	26,765	29,778

	133,668	128,136

United States
Residential mortgage	4,094	4,351
Personal	5,015	5,269
Credit card	107	125
Business and government	17,414	21,412

	26,630	31,157

Other International
Residential mortgage	745	789
Personal	726	769
Credit card	46	49
Business and government	10,634	10,561

	12,151	12,168

Total loans (2)	172,449	171,461
Allowance for loan losses	(2,055)	(2,203)

Total loans net of allowance for loan losses	$170,394	$169,258

(1)	Includes all loans booked by location, regardless of currency or residence of borrower.

(2)	Loans are net of unearned income of $113 million (2002 — $131 million).

Loan maturities and rate sensitivity

	Maturity term (1)				Rate sensitivity

	Under	1 to 5	Over 5			Fixed	Non-rate-
As at October 31, 2003	1 year	years	years	Total	Floating	rate	sensitive	Total

Residential mortgage	$20,940	$52,889	$4,988	$78,817	$7,571	$71,115	$131	$78,817
Personal	24,726	6,982	2,295	34,003	20,320	13,448	235	34,003
Credit card	4,816	—	—	4,816	—	2,977	1,839	4,816
Business and government	40,273	10,674	3,866	54,813	18,552	34,882	1,379	54,813

Total loans	$90,755	$70,545	$11,149	172,449	$46,443	$122,422	$3,584	172,449
Allowance for loan losses				(2,055)				(2,055)

Total loans net of allowance for loan losses				$170,394				$170,394

(1)	Based on the earlier of contractual repricing or maturity date.

Impaired loans

	2003			2002

		Specific
	Gross	allowance	Net	Net

Residential mortgage	$131	$(13)	$118	$113
Personal	235	(139)	96	129
Business and government (1)	1,379	(605)	774	1,152

	$1,745	$(757)	$988	$1,394

(1)	Includes specific allowances of nil (2002 — $2 million) related to loan substitute securities.

Consolidated financial statements

NOTE 6 Loans (continued)

Allowance for loan losses

	2003							2002

					Admiralty
	Balance at			Provision	Bancorp, Inc.		Balance	Balance
	beginning			for credit	at acquisition		at end	at end
	of year	Write-offs	Recoveries	losses	date	Other	of year	of year

Residential mortgage	$41	$(10)	$—	$7	$—	$(1)	$37	$41
Personal	465	(373)	68	269	—	8	437	465
Credit card	152	(192)	37	155	—	(1)	151	152
Business and government (1)	1,405	(407)	65	296	8	(66)	1,301	1,405
General unallocated allowance	251	—	—	(6)	—	(7)	238	251

Total allowance for credit losses	$2,314	$(982)	$170	$721	$8	$(67)	$2,164	$2,314

Specific allowances	$894	$(982)	$170	$721	$—	$(46)	$757	$894
General allowance
General allocated	1,169	—	—	6	8	(14)	1,169	1,169
General unallocated	251	—	—	(6)	—	(7)	238	251

Total general allowance for credit losses	1,420	—	—	—	8	(21)	1,407	1,420

Total allowance for credit losses	$2,314	$(982)	$170	$721	$8	$(67)	$2,164	$2,314
Allowance for off-balance sheet and other items (2)	(109)	—	—	—	—	—	(109)	(109)
Allowance for loan substitute securities	(2)	—	—	2	—	—	—	(2)

Total allowance for loan losses	$2,203	$(982)	$170	$723	$8	$(67)	$2,055	$2,203

(1)	Includes nil (2002 — $2 million) related to loan substitute securities and $109 million (2002 — $109 million) related to off-balance sheet and other items.

(2)	The allowance for off-balance sheet and other items was reported separately under Other liabilities.

NOTE 7 Securitizations

The following table summarizes our new securitization activity for 2003, 2002 and 2001:

New Securitization activity

	2003			2002			2001

		Residential	Commercial		Residential	Commercial		Residential	Commercial
	Credit	mortgage	mortgage	Credit	mortgage	mortgage	Credit	mortgage	mortgage
	card loans	loans (1)	loans	card loans	loans (1)	loans	card loans	loans (1)	loans

Securitized and sold	$1,000	$610	$131	$—	$1,708	$—	$1,000	$723	$—
Net cash proceeds received	1,000	607	135	—	1,691	—	1,000	720	—
Retained rights to future excess interest	9	24	—	—	71	—	7	25	—
Pre-tax gain on sale	9	21	4	—	54	—	7	22	—

(1)	Government guaranteed residential mortgage loans securitized during the year through the creation of mortgage-backed securities and retained were $3,473 million (2002 — $2,026 million; 2001 — $77 million). Retained mortgage-backed securities are classified as Investment account securities.

The key assumptions used to value the retained interests at the date of securitization, for activity in 2003, are as follows:

Key assumptions

		Residential
	Credit	mortgage
	card loans	loans

Payment rate (1)	37.69%	12.00%
Excess spread, net of credit losses	5.74	1.17
Expected credit losses	1.64	—
Discount rate	10.00	4.11

(1)	Represents monthly payment rate for credit card loans.

Static pool credit losses include actual incurred and projected credit losses divided by the original balance of the loans securitized. The expected static pool credit loss ratio for securitized credit card loans at October 31, 2003, was .41%.

The following table summarizes the loan principal, impaired and net write-offs for total loans reported on our Consolidated balance sheet and securitized loans that we manage as at October 31, 2003 and 2002:

82A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Loans reported and securitized

	2003			2002

	Loan principal	Impaired (1)	Net write-offs	Loan principal	Impaired (1)	Net write-offs

Residential mortgage	$85,029	$233	$10	$78,321	$228	$12
Personal	34,003	287	305	31,956	371	328
Credit card	7,491	46	184	6,589	41	172
Business and government	54,813	1,401	342	61,751	1,865	779

Total loans managed (2)	181,336	1,967	841	178,617	2,505	1,291
Less: Loans securitized and managed (3)	8,887	—	29	7,156	—	32

Total loans reported on the Consolidated balance sheet	$172,449	$1,967	$812	$171,461	$2,505	$1,259

(1)	Includes past due loans greater than 90 days not classified as impaired.

(2)	Excludes any assets we have temporarily acquired with the intent at acquisition to sell to special purpose entities.

(3)	Loan principal includes credit card loans of $2,675 million (2002 — $1,675 million), mortgage-backed securities created and sold of $2,936 million (2002 — $2,416 million), mortgage backed securities created and retained of $3,276 million (2002 — $3,065 million).

At October 31, 2003, key economic assumptions and the sensitivity of the current fair value of our retained interests to immediate 10% and 20% adverse changes in key assumptions are shown in the first table below.

     These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption; generally, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

     The second table below summarizes certain cash flows received from securitizations in 2003, 2002 and 2001.

Sensitivity of key assumptions to adverse changes (1)

	Impact on fair value

	Credit	Residential
	card loans	mortgage loans

Fair value of retained interests	$15.6	$95.4
Weighted average remaining service life (in years)	.2	3.3
Payment rate	37.69%	12.00%
Impact on fair value of 10% adverse change	$(.9)	$(2.2)
Impact on fair value of 20% adverse change	(1.8)	(4.4)

Excess spread, net of credit losses	5.02%	1.14%
Impact on fair value of 10% adverse change	$(1.5)	$(9.5)
Impact on fair value of 20% adverse change	(3.0)	(19.1)

Expected credit losses	1.64%	—
Impact on fair value of 10% adverse change	$(.4)	—
Impact on fair value of 20% adverse change	(.9)	—

Discount rate	10.00%	3.79%
Impact on fair value of 10% adverse change	$—	$(.4)
Impact on fair value of 20% adverse change	—	(.8)

(1)	All rates are annualized except for the credit card loans payment rate, which is monthly.

Cash flows from securitizations (1)

	2003		2002		2001

		Residential		Residential		Residential
	Credit	mortgage	Credit	mortgage	Credit	mortgage
	card loans	loans	card loans	loans	card loans	loans

Proceeds reinvested in revolving securitizations	$7,843	$1,268	$8,512	$303	$6,972	$13
Cash flows from retained interests in securitizations	64	13	64	15	60	10

(1)	Not applicable to commercial mortgages.

Canadian GAAP Royal Bank of Canada 83A

Consolidated financial statements

NOTE 8 Premises and equipment

	2003			2002

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Land	$154	$—	$154	$172
Buildings	625	294	331	319
Computer equipment	1,860	1,309	551	456
Furniture, fixtures and other equipment	948	668	280	326
Leasehold improvements	889	535	354	380

	$4,476	$2,806	$1,670	$1,653

The depreciation expense for premises and equipment amounted to $398 million and $407 million in 2003 and 2002, respectively.

NOTE 9 Other assets

	2003	2002

Receivable from brokers, dealers and clients	$2,568	$3,229
Accrued interest receivable	1,460	1,319
Investment in associated corporations	1,343	92
Insurance-related assets (1)	1,024	936
Net deferred income tax asset	724	999
Prepaid pension benefit cost (2)	693	429
Other	5,202	4,109

	$13,014	$11,113

(1)	Insurance-related assets include policy loan balances, premiums outstanding, amounts due from other insurers in respect of reinsurance contracts and pooling arrangements, and deferred acquisition costs.

(2)	Prepaid pension benefit cost represents the cumulative excess of pension fund contributions over pension benefit expense.

NOTE 10 Deposits

	2003				2002

	Demand (1)	Notice (2)	Term (3)	Total	Total

Personal	$11,368	$31,812	$63,529	$106,709	$101,892
Business and government	40,536	8,906	80,418	129,860	119,591
Bank	1,819	63	20,694	22,576	22,003

	$53,723	$40,781	$164,641	$259,145	$243,486

Non-interest-bearing
Canada				$24,029	$21,843
United States				2,076	2,078
Other International				1,107	891
Interest-bearing
Canada				129,197	119,737
United States				36,285	35,320
Other International				66,451	63,617

				$259,145	$243,486

(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal. These deposits are primarily chequing accounts.

(2)	Deposits payable after notice include all deposits for which we can legally require notice of withdrawal. These deposits are for the most part, savings accounts.

(3)	Term deposits include deposits payable on a fixed date. These deposits include term deposits, guaranteed investment certificates and similar instruments. At October 31, 2003, the balance of term deposits also includes senior deposit notes we have issued to provide long-term funding of $11.9 billion (2002 — $11.3 billion) and other notes and similar instruments in bearer form we have issued of $27.3 billion (2002 — $21.7 billion).

NOTE 11 Other liabilities

	2003	2002

Short-term borrowings of subsidiaries	$7,814	$10,173
Payable to brokers, dealers and clients	3,241	3,630
Accrued interest payable	1,640	1,399
Accrued pension and other postretirement benefit expense (1)	702	574
Insurance-related liabilities	386	599
Dividends payable	313	289
Other	7,222	6,708

	$21,318	$23,372

(1)	Accrued pension and other postretirement benefit expense represents the cumulative excess of pension and other postretirement benefit expense over pension fund contributions.

84A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 12 Subordinated debentures

The debentures are unsecured obligations and are subordinated in right of payment to the claims of depositors and certain other creditors. All redemptions, cancellations and exchanges of subordinated debentures are subject to the consent and approval of the Superintendent of Financial Institutions Canada.

			Interest		Denominated in
Maturity	Earliest par value redemption date		rate		foreign currency	2003	2002

September 3, 2008		(1)	5.45%			$—	$100
March 15, 2009			6.50%		US$125	165	195
April 12, 2009	April 12, 2004	(2)	5.40%	(3)		350	350
June 11, 2009	June 11, 2004	(2)	5.10%	(3)		350	350
July 7, 2009	July 7, 2004	(2)	6.05%	(3)		175	175
October 12, 2009	October 12, 2004	(2)	6.00%	(3)		150	150
August 15, 2010	August 15, 2005	(2)	6.40%	(3)		700	700
February 13, 2011	February 13, 2006	(4)	5.50%	(3)		125	125
April 26, 2011	April 26, 2006	(5)	8.20%	(3)		100	100
September 12, 2011	September 12, 2006	(2)	6.50%	(3)		350	350
October 24, 2011	October 24, 2006	(6)	6.75%	(7)	US$300	396	467
November 8, 2011	November 8, 2006	(8)		(9)	US$400	526	625
June 4, 2012	June 4, 2007	(2)	6.75%	(3)		500	500
January 22, 2013	January 22, 2008	(10)	6.10%	(3)		500	500
November 14, 2014			10.00%			200	200
January 25, 2015	January 25, 2010	(11)	7.10%	(3)		500	500
April 12, 2016	April 12, 2011	(12)	6.30%	(3)		400	400
June 8, 2023			9.30%			110	110
October 1, 2083		(13)		(14)		250	250
June 6, 2085		(13)		(15)	US$300	396	467

						$6,243	$6,614

(1)	Redeemed on September 3, 2003, at par value.

(2)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 5 basis points and (ii) par value, and thereafter at any time at par value.

(3)	Interest at stated interest rate until earliest par value redemption date, and thereafter at a rate of 1.00% above the 90-day Bankers’ Acceptance rate.

(4)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 8 basis points and (ii) par value, and thereafter at any time at par value.

(5)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(6)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on U.S. Treasury notes plus 10 basis points and (ii) par value, and thereafter at any time at par value.

(7)	Interest at a rate of 6.75% until earliest par value redemption date, and thereafter at a rate of 1.00% above the U.S. dollar 6-month LIBOR.

(8)	Redeemable on the earliest par value redemption date at par value.

(9)	Interest at a rate of 50 basis points above the U.S. dollar 3-month LIBOR until earliest par value redemption date, and thereafter at a rate of 1.50% above the U.S. dollar 3-month LIBOR.

(10)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 18 basis points and (ii) par value, and thereafter at any time at par value.

(11)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 12.5 basis points and (ii) par value, and thereafter at any time at par value.

(12)	Redeemable at any time prior to the earliest par value redemption date at the greater of (i) the fair value of the subordinated debentures based on the yield on Government of Canada bonds plus 22 basis points and (ii) par value, and thereafter at any time at par value.

(13)	Redeemable on any interest payment date at par value.

(14)	Interest at a rate of 40 basis points above the 30-day Bankers’ Acceptance rate.

(15)	Interest at a rate of 25 basis points above the U.S. dollar 3-month LIMEAN. In the event of a reduction of the annual dividend we declare on our common shares, the interest payable on the debentures is reduced pro rata to the dividend reduction and the interest reduction is payable with the proceeds from the sale of newly issued common shares.

Maturity schedule

The aggregate maturities of subordinated debentures, based on the maturity dates under the terms of issue, are as follows:

2004 - 2008	$—
2009 - 2013	4,387
Thereafter	1,856

$6,243

NOTE 13 Non-controlling interest in subsidiaries

	2003	2002

Trust Capital Securities issued by RBC Capital Trust (1)	$1,434	$1,434
Trust Capital Securities issued by RBC Capital Trust II (1)	914	—
Other	40	35

	$2,388	$1,469

(1)	Including accrued distribution amounts.

Canadian GAAP Royal Bank of Canada 85A

Consolidated financial statements

NOTE 13 Non-controlling interest in subsidiaries (continued)

     We issue RBC Trust Capital Securities (RBC TruCS) through our consolidated subsidiaries RBC Capital Trust, a closed-end trust; and RBC Capital Trust II, an open-end trust (the Trusts), established under the laws of the Province of Ontario. The proceeds of the RBC TruCS are used to fund the Trusts’ acquisition of trust assets. Upon consolidation, these RBC TruCS are reported as Non-controlling interest in subsidiaries.

Holders of RBC TruCS are eligible to receive semi-annual non-cumulative fixed cash distributions. Should the Trusts fail to pay the semi-annual distributions in full, we will not declare dividends of any kind on any of our preferred or common shares.

     The terms of the RBC TruCS outstanding at October 31, 2003, were as follows:

				Redemption date	Conversion date
	Issuance	Distribution	Annual	At the option of	At the option of	Principal
Issuer	date	date	yield	the Trust	the holder(3)	amount

RBC Capital Trust (1), (4)
650,000 Trust Capital Securities — Series 2010	July 24, 2000	June 30,	7.288%	December 31, 2005	December 31, 2010	$650
		December 31
750,000 Trust Capital Securities — Series 2011	December 6, 2000	June 30,	7.183%	December 31, 2005	December 31, 2011	750
		December 31
RBC Capital Trust II (2), (4)
900,000 Trust Capital Securities — Series 2013	July 23, 2003	June 30,	5.812%	December 31, 2008	Any time	900
		December 31

Total included in Non-controlling interest in subsidiaries						$2,300

(1)	Subject to the approval of the Superintendent of Financial Institutions Canada (OSFI), the Trust may, in whole (but not in part), on the Redemption date specified above, and on any Distribution date thereafter, redeem the RBC TruCS Series 2010 and Series 2011, without the consent of the holders.

(2)	Subject to the approval of OSFI, the Trust may, in whole or in part, on the Redemption date specified above, and on any Distribution date thereafter, redeem any outstanding RBC TruCS Series 2013, without the consent of the holders.

(3)	Holders of RBC TruCS Series 2010 and Series 2011 may exchange, on any Distribution date on or after the conversion date specified above, RBC TruCS Series 2010 and Series 2011 for 40 non-cumulative redeemable First Preferred Shares, Series Q and Series R, respectively. Holders of RBC TruCS Series 2013 may, at any time, exchange all or part of their RBC TruCS — Series 2013 for 40 non-cumulative redeemable First Preferred Shares Series U per RBC TruCS — Series 2013.

(4)	The RBC TruCS may be redeemed for cash equivalent to (i) the Early Redemption Price if the redemption occurs earlier than six months prior to the conversion date at the holder’s option or (ii) the Redemption Price if the redemption occurs on or after the date that is six months prior to the conversion date at the holder’s option, as indicated above. Redemption Price refers to an amount equal to $1,000 plus the unpaid distributions to the Redemption date. Early Redemption Price refers to an amount equal to the greater of (i) the Redemption Price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the Redemption date with a maturity date of June 30, 2010 and 2011, plus 33 basis points and 40 basis points, for Series 2010 and Series 2011, respectively, and a maturity date of December 31, 2013, plus 23 basis points, for Series 2013.

NOTE 14 Capital stock

Authorized capital stock

Preferred — An unlimited number of First Preferred Shares and Second Preferred Shares without nominal or par value, issuable in series; the aggregate consideration for which all the First Preferred Shares and all the Second Preferred Shares that may be issued may not exceed $10 billion and $5 billion, respectively.

Common — An unlimited number of shares without nominal or par value may be issued.

Issued and outstanding capital stock

	2003			2002			2001

	Number		Dividends	Number		Dividends	Number		Dividends
	of shares		declared	of shares		declared	of shares		declared
	(000s)	Amount	per share	(000s)	Amount	per share	(000s)	Amount	per share

First Preferred
Non-cumulative Series E(1)	—	$—	$—	—	$—	$3.06	1,500	$150	$5.16
Non-cumulative Series H(1)	—	—	—	—	—	—	—	—	1.69
US$ Non-cumulative Series I(1)	—	—	—	—	—	US .02	8,000	318	US 1.91
Non-cumulative Series J(1)	—	—	.90	12,000	300	1.78	12,000	300	1.78
US$ Non-cumulative Series K(1)	—	—	US .80	10,000	389	US 1.58	10,000	397	US 1.58
Non-cumulative Series N	12,000	300	1.18	12,000	300	1.18	12,000	300	1.18
Non-cumulative Series O	6,000	150	1.38	6,000	150	1.38	6,000	150	1.38
US$ Non-cumulative Series P	4,000	132	US 1.44	4,000	156	US 1.44	4,000	159	US 1.44
Non-cumulative Series S	10,000	250	1.53	10,000	250	1.53	10,000	250	.65

		$832			$1,545			$2,024

Common
Balance at beginning of year	665,257	$6,979		674,021	$6,940		602,398	$3,076
Issued	—	—		—	—		12,305	576
Issued under the stock option plan(2)	5,303	193		5,211	176		2,819	81
Issued on the acquisition of Centura Banks, Inc.	—	—		—	—		67,413	3,317
Issued on the acquisition of Richardson Greenshields Limited (3)	—	—		318	15		13	2
Purchased for cancellation	(14,539)	(154)		(14,293)	(152)		(10,927)	(112)

Balance at end of year	656,021	$7,018	$1.72	665,257	$6,979	$1.52	674,021	$6,940	$1.38

(1)	On May 26, 2003, we redeemed First Preferred Shares Series J and K. On November 26, 2001, and October 11, 2002, we redeemed First Preferred Shares Series I and E, respectively. On August 24, 2001, we redeemed First Preferred Shares Series H.

(2)	Includes the exercise of stock options from tandem stock appreciation rights (SARs) awards, resulting in a reversal of the accrued liability, net of related income taxes, of $4 million (2002 — $9 million); and from renounced tandem SARs, net of related income taxes, of $6 million.

(3)	During 2002, we exchanged nil (2001 — 36,527) Class B shares and 1,846,897 (2001 — 77,956) Class C shares issued by our wholly owned subsidiary, Royal Bank DS Holding Inc., on the acquisition of Richardson Greenshields Limited for 318,154 (2001 — 13,621) common shares.

86A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Terms of preferred shares

						Conversion dates

	Dividend		Redemption	Redemption		At the option of	At the option of
	per share (1)		date (2)	price (3)		the bank (2), (4)	the holder (5)

First Preferred
Non-cumulative Series N		$.293750	August 24, 2003		$26.00	August 24, 2003	August 24, 2008
Non-cumulative Series O		.343750	August 24, 2004		26.00	August 24, 2004	Not convertible
US$ Non-cumulative Series P	US	.359375	August 24, 2004	US	26.00	August 24, 2004	Not convertible
Non-cumulative Series S		.381250	August 24, 2006		26.00	August 24, 2006	Not convertible

(1)	Non-cumulative preferential dividends on Series N, O, P and S are payable quarterly, as and when declared by the Board of Directors, on or about the 24th day of February, May, August and November.

(2)	Subject to the consent of the Superintendent of Financial Institutions Canada (OSFI) and the requirements of the Bank Act (Canada) (the act), we may, on or after the dates specified above, redeem First Preferred Shares. These may be redeemed for cash, in the case of Series N at a price per share of $26, if redeemed during the 12 months commencing August 24, 2003, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2007, and in the case of Series O and P at a price per share of $26 if redeemed during the 12 months commencing August 24, 2004, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2008, and in the case of Series S at a price per share of $26 if redeemed during the 12 months commencing August 26, 2006, and decreasing by $.25 each 12-month period thereafter to a price per share of $25 if redeemed on or after August 24, 2010.

(3)	Subject to the consent of OSFI and the requirements of the act, we may purchase First Preferred Shares for cancellation at a purchase price, in the case of the Series N, O, P and S at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

(4)	Subject to the approval of the Toronto Stock Exchange, we may, on or after the dates specified above, convert First Preferred Shares Series N, O, P and S into our common shares. First Preferred Shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

(5)	Subject to our right to redeem or to find substitute purchasers, the holder may, on or after the dates specified above, convert First Preferred Shares into our common shares. Series N may be converted, quarterly, into that number of common shares determined by dividing the then-applicable redemption price by the greater of $2.50 and 95% of the weighted average trading price of common shares at such time.

Restrictions on the payment of dividends

We are prohibited by the Bank Act (Canada) from declaring any dividends on our preferred or common shares when we are, or would be placed as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the act. We may not pay dividends on our common shares at any time unless all dividends to which preferred shareholders are then entitled have been declared and paid or set apart for payment.

     In addition, we may not declare or pay a dividend without the approval of the Superintendent of Financial Institutions Canada (OSFI) if, on the day the dividend is declared, the total of all dividends in that year would exceed the aggregate of our net income up to that day and of our retained net income for the preceding two years.

     We have agreed that if RBC Capital Trust or RBC Capital Trust II fail to pay any required distribution on the capital trust securities in full, we will not declare dividends of any kind on any of our preferred or common shares.

     Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Normal course issuer bid

Commencing in June 2001, pursuant to a one-year normal course issuer bid, we repurchased through the facilities of the Toronto and Montreal stock exchanges 15,401,100 common shares at an average price of $49.32 per share. Under this bid, 10,927,200 common shares were repurchased during fiscal 2001 at a cost of $509 million and 4,473,900 common shares were repurchased during fiscal 2002 at a cost of $251 million.

     On June 24, 2002, we renewed our one-year normal course issuer bid to purchase, for cancellation, up to 20 million of our common shares through the facilities of the Toronto and Montreal stock exchanges, representing approximately 3% of our outstanding common shares. During fiscal 2002, a total of 14,292,800 common shares were repurchased for $764 million at an average cost of $53.45 per share. Under this renewed bid, 9,818,900 common shares were purchased, at an average cost of $52.27 per share, for $513 million and 8,629,337 common shares were repurchased during fiscal 2003 at an average cost of $58.09 per share, for $502 million.

     On June 24, 2003, we renewed our normal course issuer bid to purchase, for cancellation, up to 25 million of our common shares, representing approximately 3.8% of our outstanding common shares. Under this renewed bid, 5,910,200 common shares were purchased, at an average cost of $59.30 per share for $350 million. During fiscal 2003, a total of 14,539,537 common shares were repurchased for $852 million at an average cost of $58.58 per share.

Regulatory capital

We are subject to the regulatory capital requirements defined by OSFI, which includes the use of Canadian GAAP. Two measures of capital strength established by OSFI, based on standards issued by the Bank for International Settlements (BIS), are risk-adjusted capital ratios and the assets-to-capital multiple.

     OSFI requires Canadian banks to maintain a minimum Tier 1 and Total capital ratio of 4% and 8%, respectively. However, OSFI has also formally established risk-based capital targets for deposit-taking institutions in Canada. These targets are a Tier 1 capital ratio of at least 7% and a Total capital ratio of at least 10%. At October 31, 2003, our Tier 1 and Total capital ratios were 9.7% and 12.8%, respectively (2002 — 9.3% and 12.7%, respectively).

     In the evaluation of our assets-to-capital multiple, OSFI specifies that total assets, including specified off-balance sheet financial instruments, should be no greater than 23 times Total capital. At October 31, 2003, our assets-to-capital multiple was 18.2 times (2002 — 17.3 times).

Canadian GAAP Royal Bank of Canada 87A

Consolidated financial statements

NOTE 15 Income taxes

		2003	2002	2001

Income taxes in Consolidated statement of income
Current
Canada —	Federal	$741	$703	$845
	Provincial	326	272	360
International		279	155	103

		1,346	1,130	1,308

Deferred
Canada —	Federal	75	167	16
	Provincial	29	57	1
International		10	11	15

		114	235	32

		1,460	1,365	1,340

Income taxes (recoveries) in Consolidated statement of changes in shareholders’ equity
Unrealized foreign currency translation gains and losses, net of hedging activities		1,064	100	(472)
Issuance costs		(3)	—	(15)
Stock appreciation rights		4	25	—
Cumulative effect of initial adoption of Employee Future Benefits accounting standard		—	—	(157)

		1,065	125	(644)

Total income taxes		$2,525	$1,490	$696

Deferred income taxes

	2003	2002

Deferred income tax asset (1)
Allowance for credit losses	$505	$512
Deferred compensation	348	339
Pension related	12	43
Tax loss carryforwards	35	35
Deferred income	166	60
Other	299	259

	1,365	1,248

Valuation allowance	(16)	(13)

	1,349	1,235

Deferred income tax liability
Premises and equipment	(14)	(9)
Deferred expense	(178)	(77)
Other	(433)	(150)

	(625)	(236)

Net deferred income tax asset	$724	$999

(1)	We have determined that it is more likely than not that the deferred income tax asset net of the valuation allowance will be realized through a combination of future reversals of temporary differences and taxable income.

Reconciliation to statutory tax rate

	2003		2002		2001

Income taxes at Canadian statutory tax rate	$1,672	36.4%	$1,630	38.5%	$1,601	41.5%
Increase (decrease) in income taxes resulting from
Lower average tax rate applicable to subsidiaries	(204)	(4.4)	(276)	(6.5)	(253)	(6.5)
Tax-exempt income from securities	(19)	(.4)	(7)	(.2)	(7)	(.2)
Tax rate change	31	.7	33	.8	63	1.6
Other	(20)	(.5)	(15)	(.4)	(64)	(1.7)

Income taxes reported in Consolidated statement of income/effective tax rate	$1,460	31.8%	$1,365	32.2%	$1,340	34.7%

International earnings of certain subsidiaries would be taxed only upon their repatriation to Canada. We have not recognized a deferred tax liability for these undistributed earnings as we do not currently expect them to be repatriated. Taxes that would be payable if all foreign subsidiaries’ accumulated unremitted earnings were repatriated are estimated at $728 million as at October 31, 2003 (2002 — $841 million; 2001 — $772 million).

88A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 16 Insurance operations

Insurance claims and policy benefit liabilities

	2003	2002

Claims liabilities	$374	$149
Future policy benefit liabilities	4,882	2,676

Insurance claims and policy benefit liabilities	$5,256	$2,825

The effects of changes in Insurance claims and policy benefit liabilities are included in the Consolidated statement of income within Insurance policyholder benefits, claims and acquisition expense in the period in which the estimates are changed. For non-life short-duration contract liabilities carried at present value, the interest rates used for discounting range from 3% to 10%.

Reinsurance

In the ordinary course of business, our insurance operations reinsure risks to other insurance and reinsurance companies in order to provide greater diversification, limit loss exposure to large risks, and provide additional capacity for future growth. These ceding reinsurance arrangements do not relieve our insurance subsidiaries from their direct obligation to the insureds. We evaluate the financial condition of the reinsurers and monitor our concentrations of credit risks to minimize our exposure to losses from reinsurer insolvency.

     Reinsurance amounts included in Non-interest income for the years ended October 31 are shown in the table below:

Net premiums

	2003	2002	2001

Gross premiums	$2,979	$2,297	$2,026
Ceded premiums	(1,014)	(530)	(478)

Net premiums	$1,965	$1,767	$1,548

Reinsurance recoverables

	2003	2002

Claims paid	$230	$302
Future policy benefits	489	395

Reinsurance recoverables	$719	$697

Canadian GAAP Royal Bank of Canada 89A

Consolidated financial statements

NOTE 17 Pensions and other postretirement benefits

We sponsor a number of defined benefit and defined contribution plans providing pension and other postretirement benefits to eligible employees.

     The following tables present information related to our benefit plans, including amounts recorded on the Consolidated balance sheet and the components of net benefit expense:

Plan assets, benefit obligation and funded status

	Pension plans (1)		Other postretirement plans (2)

	2003	2002	2003	2002

Change in fair value of plan assets (3), (4)
Opening fair value of plan assets	$3,747	$4,049	$—	$1
Actual return on plan assets	415	(133)	—	—
Company contributions	670	99	27	23
Plan participant contributions	23	19	1	1
Benefits paid	(263)	(258)	(28)	(25)
Plan settlements	—	(52)	—	—
Business acquisitions	97	—	—	—
Change in foreign currency exchange rate	(32)	17	—	—
Transfers from other plans	—	6	—	—

Closing fair value of plan assets	$4,657	$3,747	$—	$—

Change in benefit obligation (3)
Opening benefit obligation	$4,590	$4,044	$1,067	$693
Service cost	120	113	39	22
Interest cost	306	297	80	51
Plan participant contributions	23	19	1	1
Actuarial loss	443	280	214	318
Benefits paid	(263)	(258)	(28)	(25)
Transfers from other plans	—	3	—	—
Plan amendments and curtailments	—	59	1	7
Business acquisitions	123	2	18	—
Change in foreign currency exchange rate	(60)	31	(13)	—

Closing benefit obligation	$5,282	$4,590	$1,379	$1,067

Funded status
(Deficit) excess of plan assets over benefit obligation	$(625)	$(843)	$(1,379)	$(1,067)
Unrecognized net actuarial loss	1,071	792	549	360
Unrecognized transition (asset) obligation	(19)	(26)	174	190
Unrecognized prior service cost	181	211	13	13
Contributions between the measurement date and October 31	25	222	2	3
Other	(1)	(1)	—	1

Net amount recognized as at October 31	$632	$355	$(641)	$(500)

Weighted average assumptions
Discount rate	6.25%	6.75%	6.50%	7.00%
Assumed long-term rate of return on plan assets	7.00%	7.00%	—	—
Rate of increase in future compensation	4.40%	4.40%	4.40%	4.40%

Pension benefit expense (5)

	2003	2002	2001

Service cost	$120	$113	$104
Interest cost	306	297	268
Expected return on plan assets	(300)	(300)	(306)
Amortization of transition asset	(2)	(2)	(2)
Amortization of prior service cost	31	32	17
Amortization of net actuarial loss (gain)	15	(27)	(45)
Settlement loss	—	52	—
Other	—	(45)	(14)

Defined benefit pension expense	170	120	22
Defined contribution pension expense	67	61	30

Pension benefit expense	$237	$181	$52

Other postretirement benefit expense (2)

	2003	2002	2001

Service cost	$39	$22	$64
Interest cost	80	51	49
Expected return on plan assets	—	—	(1)
Amortization of transition obligation	17	17	17
Amortization of net actuarial loss	24	—	—
Amortization of prior service cost	1	2	2

Other postretirement benefit expense	$161	$92	$131

2003 sensitivity of key assumptions

Pensions	Change in obligation	Change in expense

Impact of .25% change in discount rate assumption	$179	$21
Impact of .25% change in rate of increase in future compensation assumption	22	5
Impact of .25% change in the long-term rate of return on plan assets assumption	—	11

Postretirement	Change in obligation	Change in expense

Impact of .25% change in discount rate assumption	$65	$8
Impact of .25% change in rate of increase in future compensation assumption	8	2

(1)	Included in these amounts are $4,328 million (2002 — $3,239 million) of plan assets and $4,991 million (2002 — $4,131 million) of benefit obligations for plans that are not fully funded.

(2)	Includes postretirement health, dental and life insurance. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the postretirement health and life plans were 8% for medical and 4.5% for dental, decreasing to an ultimate rate of 4.5% in 2009. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $21 million and $182 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $14 million and $143 million, respectively.

(3)	For the 12-month period beginning October 1 to the measurement date September 30.

(4)	Plan assets includes 525,342 (2002 — 818,597) of Royal Bank of Canada common shares having a fair value of $31 million (2002 — $43 million). In addition, dividends amounting to $1.1 million (2002 — $1 million) were received on Royal Bank of Canada common shares held in the plan assets during the year.

(5)	Discount rate assumption of 6.75% (2002 — 7.00%; 2001 — 7.00%) was used to determine pension benefit expense.

90A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 18 Stock-based compensation

Stock option plans

We have two stock option plans — one for certain key employees and one for non-employee directors. On November 19, 2002, the Board of Directors permanently discontinued all further grants of options under the Director Stock Option Plan. Under the employee plans, options are periodically granted to purchase common shares at prices not less than the market price of such shares on the day of grant. The options vest over a 4-year period for employees and are exercisable for a period not exceeding 10 years from the grant date.

     For options issued prior to October 31, 2002, that were not accompanied by tandem stock appreciation rights (SARs), no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant. When the options are exercised, the proceeds received are credited to common shares.

     Between November 29, 1999, and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem SARs. With SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. During the last quarter of 2002 and first quarter of 2003, certain executive participants voluntarily renounced their SARs while retaining the corresponding options.

     The compensation expense for these grants, which is amortized over the associated option’s vesting period, was $34 million for the year ended October 31, 2003 (2002 — $44 million; 2001 — $23 million).

Stock options

		2003		2002		2001

		Number	Weighted	Number	Weighted	Number	Weighted
		of options	average	of options	average	of options	average
		(000s)	exercise price	(000s)	exercise price	(000s)	exercise price

	Outstanding at beginning of year	28,479	$39.54	30,158	$36.84	25,880	$33.61
	Granted	1,985	58.03	4,215	49.12	7,949	44.46
Exercised	— Common shares	(5,303)	34.48	(5,211)	32.07	(2,819)	28.77
	— SARs	(170)	37.35	(291)	34.01	(259)	33.55
	Cancelled	(188)	47.55	(392)	38.37	(593)	37.82

	Outstanding at end of year	24,803	$42.06	28,479	$39.54	30,158	$36.84

	Exercisable at end of year	15,415	$38.24	14,050	$36.07	12,895	$32.62
	Available for grant	14,309		16,105		20,289

Range of exercise prices

	Options outstanding			Options exercisable

	Number	Weighted	Weighted average	Number	Weighted
	outstanding	average	remaining	exercisable	average
	(000s)	exercise price	contractual life	(000s)	exercise price

$14.46 - $15.68	349	$15.56	2.9	349	$15.56
$24.80 - $28.25	1,673	26.13	6.0	1,673	26.13
$30.00 - $39.64	11,450	36.66	6.1	9,866	37.20
$43.59 - $49.36	9,354	49.14	8.4	3,513	49.11
$50.00 - $59.35	1,977	57.92	10.0	14	50.71

Total	24,803	$42.06	7.3	15,415	$38.24

Fair value method

CICA 3870, Stock-based Compensation and Other Stock-based Payments, recommends the recognition of an expense for option awards using the fair value method of accounting. It permits the use of other methods, including the intrinsic value based method, provided pro forma disclosures of net income and earnings per share applying the fair value method are made. We adopted the recommendations of CICA 3870 prospectively for new awards granted after November 1, 2002. The fair value compensation expense recorded for the year ended October 31, 2003, in respect of these awards was $6 million.

     We have provided pro forma disclosures, which demonstrate the effect as if we had adopted the recommended recognition provisions of CICA 3870 in 2003, 2002 and 2001 for awards granted before 2003 as indicated below:

Pro forma net income and earnings per share

	As reported			Pro forma (1)

	2003	2002	2001	2003	2002	2001

Net income	$3,005	$2,762	$2,411	2,970	$2,730	$2,375
Earnings per share	4.44	3.96	3.55	4.39	3.91	3.49
Diluted earnings per share	4.39	3.93	3.52	4.35	3.89	3.47

(1)	Compensation expense under the fair value based method is recognized over the vesting period of the related stock options. Accordingly, the pro forma results of applying this method may not be indicative of future amounts.

The fair value of options granted during 2003 was estimated on the date of grant using an option pricing model with the following assumptions:

(i) risk-free interest rate of 4.61% (2002 — 4.89%; 2001 — 5.86%),

(ii) expected option life of 6 years (2002 — 6 years; 2001 — 10 years),

(iii) expected volatility of 20% (2002 — 20%; 2001 — 24%) and

(iv) expected dividends of 2.95% (2002 — 2.9%; 2001 — 2.67%).

The fair value of each option granted was $11.60 (2002 — $10.02; 2001 — $14.78).

Canadian GAAP Royal Bank of Canada 91A

Consolidated financial statements

NOTE 18 Stock-based compensation (continued)

Employee share ownership plans

We offer many employees an opportunity to own stock through RBC savings and share ownership plans. Under these plans, the employee can generally contribute between 1% and 10% of their annual salary or benefit base for commissioned employees. For each contribution between 1% and 6%, we will match 50% of the employee contributions in common shares. For the RBC Dominion Securities Savings Plan our maximum annual contribution is $4,500 per employee. For the RBC UK Share Incentive Plan our maximum annual contribution is £1,500 per employee. We contributed $55 million (2002 — $49 million; 2001 — $47 million), under the terms of these plans, towards the purchase of common shares. As at October 31, 2003, an aggregate of 17,544,654 common shares were held under these plans.

Deferred share and other plans

We offer deferred share unit plans to executives and non-employee directors. Under these plans, each executive or director may choose to receive all or a percentage of their annual incentive bonus or directors fee in the form of deferred share units (DSUs). The executives or directors must elect to participate in the plan prior to the beginning of the fiscal year. DSUs earn dividend equivalents in the form of additional DSUs at the same rate as dividends on common shares. The participant is not allowed to convert the DSUs until retirement, permanent disability or termination of employment/directorship. The cash value of the DSUs is equivalent to the market value of common shares when conversion takes place. The value of the DSUs as at October 31, 2003, was $105 million (2002 — $73 million; 2001 — $52 million). The share appreciation and dividend-related compensation expense recorded for the year ended October 31, 2003, in respect of these plans, was $16 million (2002 — $16 million; 2001 — $8 million).

     We have a deferred bonus plan for certain key employees within RBC Capital Markets. Under this plan, a percentage of each employee’s annual incentive bonus is deferred and accumulates dividend equivalents at the same rate as dividends on common shares. The employee will receive the deferred bonus in equal amounts paid within 90 days of the following three year-end dates. The value of the deferred bonus paid will be equivalent to the original deferred bonus adjusted for dividends and changes in the market value of common shares at the time the bonus is paid. The value of the deferred bonus as at October 31, 2003, was $215 million (2002 — $187 million; 2001 — $128 million). The share appreciation and dividend-related compensation expense for the year ended October 31, 2003, in respect of this plan, was $22 million (2002 — $20 million; 2001 — $5 million recovery).

     We offer deferred share plans to certain key employees within RBC Investments with various vesting periods up to a maximum of five years. Awards under some of these plans may be deferred in the form of common shares, which are held in trust, or DSUs. The participant is not allowed to convert the DSU until retirement, permanent disability or termination of employment. The cash value of DSUs is equivalent to the market value of common shares when conversion takes place. Certain plans award share units that track the value of common shares with payout in cash at the end of a maximum five-year term. The value of deferred shares held in trust as at October 31, 2003, was $58 million (2002 — $34 million; 2001 — $14 million). The value of the various share units as at October 31, 2003, was $26 million (2002 — $10 million; 2001 — $4 million). The stock-based compensation expense recorded for the year ended October 31, 2003, in respect of these plans, was $30 million (2002 — $32 million; 2001 — $16 million).

     We offer a performance deferred share plan to certain key employees. The performance deferred share award is made up of 50% regular shares and 50% performance shares all of which vest at the end of three years. At the time the shares vest, the performance shares can be increased or decreased by 50% depending on our total shareholder return compared to 15 North American financial institutions. The value of common shares held as at October 31, 2003, was $102 million (2002 — $34 million; 2001 — nil). Compensation expense of $33 million (2002 — $11 million; 2001 — nil) was recognized for the year ended October 31, 2003, in respect of this award.

     We offer a mid-term compensation plan to certain senior executive officers. Awards under this program are converted into share units equivalent to common shares. The share units vest over a three-year period in equal installments of one-third per year. The units have a value equal to the market value of common shares on each vesting date and are paid in either cash or common shares at our option. The value of the share units as at October 31, 2003, was $9 million (2002 — $16 million; 2001 — $21 million). The compensation expense recorded for the year ended October 31, 2003, in respect of this plan, was $5 million (2002 — $12 million; 2001 — $8 million).

     Dain Rauscher maintains a non-qualified deferred compensation plan for key employees under an arrangement called the wealth accumulation plan. This plan allows eligible employees to make deferrals of their annual income and allocate the deferrals among various fund choices, which include an RBC share unit fund that tracks the value of our common shares. Certain deferrals may also be eligible for matching contributions from us. All matching contributions are allocated to the RBC share unit fund. The value of the RBC share units held under the plan as at October 31, 2003, was $111 million (2002 — $70 million; 2001 — $7 million). The compensation expense recorded for the year ended October 31, 2003, in respect of the matching contributions, was $10 million (2002 — $12 million; 2001 — $7 million).

     On the acquisition of Dain Rauscher, certain key employees of Dain Rauscher were offered retention unit awards totalling $318 million in award value to be paid out evenly over expected service periods of between three and four years. Payments to participants of the plan are based on the market value of common shares on the vesting date. The liability under this plan was $100 million as at October 31, 2003 (2002 — $151 million; 2001 — $135 million). The compensation expense recorded for the year ended October 31, 2003, in respect of this plan was $95 million (2002 — $92 million; 2001 — $143 million).

     For other stock-based plans, compensation expense of $8 million was recognized for the year ended October 31, 2003 (2002 — $19 million; 2001 — $14 million). The value of the share units and shares held under these plans as at October 31, 2003, was $13 million (2002 — $10 million; 2001 — $3 million).

92A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 19 Earnings per share

	2003	2002	2001

Earnings per share
Net income	$3,005	$2,762	$2,411
Preferred share dividends	(68)	(98)	(135)

Net income available to common shareholders	$2,937	$2,664	$2,276

Average number of common shares (in thousands)	662,080	672,571	641,516

	$4.44	$3.96	$3.55

Diluted earnings per share
Net income available to common shareholders	$2,937	$2,664	$2,276
Effect of assumed conversions (1)	—	—	1

Net income adjusted for diluted computation	$2,937	$2,664	$2,277

Average number of common shares (in thousands)	662,080	672,571	641,516
Convertible Class B and C shares (1)	—	14	363
Stock options (2)	6,936	5,535	5,337

Average number of diluted common shares (in thousands)	669,016	678,120	647,216

	$4.39	$3.93	$3.52

(1)	The convertible shares included the Class B and C shares issued by our wholly owned subsidiary Royal Bank DS Holding Inc., on the acquisition of Richardson Greenshields Limited on November 1, 1996. The outstanding Class B shares were all exchanged into Royal Bank of Canada common shares in 2001 and the remaining Class C shares were exchanged for common shares on November 9, 2001. The price of the Class C shares was determined based on our average common share price during the 20 days prior to the date the exchange was made. During the year we exchanged nil (2002 — nil; 2001 — 36,527) Class B shares and nil (2002 - 1,846,897; 2001 — 77,956) Class C shares for nil (2002 — 318,154; 2001 - 13,621) common shares.

(2)	The dilutive effect of stock options was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock options are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of our common shares for the period. Excluded from the calculation of diluted earnings per share were average options outstanding of 25,205 with an exercise price of $59.35 (2002 — 9,761 at $53.76; 2001 — 7,862 at $50.72; 1,956 at $49.03) as the options’ exercise price was greater than the average market price of our common shares.

NOTE 20 Guarantees, commitments and contingencies

Guarantees

In the normal course of business, we enter into numerous agreements that may contain features which meet the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (AcG 14). AcG 14 defines a guarantee to be a contract (including an indemnity) that contingently requires us to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

     The table below summarizes significant guarantees we have provided to third parties.

Maximum potential amount of future payments

2003

Backstop liquidity facilities	$22,162
Credit derivatives/written put options (1)	15,470
Financial standby letters of credit/performance guarantees	12,482
Credit enhancements	6,791
Stable value products (1)	3,251
Mortgage loans sold with recourse	520

(1)	The notional amount of the contract approximates maximum potential amount of future payments.

Backstop liquidity facilities are provided to asset-backed commercial paper conduit programs (programs) administered by us and third parties, as an alternative source of financing in the event that such programs are unable to access commercial paper markets, or in limited circumstances, when predetermined performance measures of the financial assets owned by these programs are not met. The liquidity facilities’ term can range up to 1 year. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy or to purchase non-performing or defaulted assets. None of the backstop liquidity facilities that we have provided have been drawn upon.

     Our clients may enter into credit derivatives or written put options for speculative or hedging purposes. AcG 14 defines guarantees to include derivative contracts that contingently require us to make payments to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security of a guaranteed party. We have only disclosed amounts for transactions where it would be probable, based on the information available to us, that the client would use the credit derivative or written put option to protect against changes in an underlying that is related to an asset, a liability or an equity security held by the client. We enter into written credit derivatives that are over-the-counter contractual agreements to compensate another party, a corporate or government entity, for their financial loss following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or loan. The term of these credit derivatives varies based on the contract and can range up to 15 years. We enter into written put options that are contractual agreements under which we grant the purchaser, a corporate or government entity, the right, but not the obligation to sell, by or at a set date, a specified amount of a financial instrument at a predetermined price. Written put options that typically qualify as guarantees include foreign exchange contracts, equity based contracts, and certain commodity based contracts. The term of these options varies based on the contract and can range up to 5 years.

     Financial standby letters of credit and performance guarantees represent irrevocable assurances that we will make payments in the event that a client cannot meet its obligations to third parties. The term of these guarantees can range up to 8 years. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans.

     We provide partial credit enhancement to multi-seller programs administered by us to protect commercial paper investors in the event that the third-party credit enhancement supporting the various asset pools proves to be insufficient to prevent a default of one or more of the asset pools. Each of the asset pools is structured to achieve a high investment grade credit profile through credit enhancement related to each transaction. The term of these credit facilities is between 1 and 4 years.

     We sell stable value products that offer book value protection primarily to plan sponsors of ERISA-governed pension plans such as 401(k) plans, 457 plans, etc. The book value protection is provided on portfolios of intermediate/short-term investment grade fixed income securities and is intended to cover any shortfall in the event that plan participants withdraw funds when market value is below book value. We retain the option to exit the contract at any time.

Canadian GAAP Royal Bank of Canada 93A

Consolidated financial statements

NOTE 20 Guarantees, commitments and contingencies (continued)

     Through our various agreements with investors, we may be required to repurchase U.S. originated mortgage loans sold to an investor if the loans are uninsured for greater than one year, or refund any premium received where mortgage loans are prepaid or in default within 120 days. The mortgage loans are fully collateralized by residential properties.

     In the normal course of our operations, we provide indemnifications which are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of changes in laws and regulations (including tax legislation) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. Historically, we have not made any significant payments under such indemnifications.

Financial instruments with contractual amounts representing credit risk

The primary purpose of these commitments is to ensure that funds are available to a client as required. Our policy for requiring collateral security with respect to these instruments and the types of collateral security held is generally the same as for loans.

     Documentary and commercial letters of credit, which are written undertakings by us on behalf of a client authorizing a third party to draw drafts on us up to a stipulated amount under specific terms and conditions, are collateralized by the underlying shipment of goods to which they relate.

     In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a pre-arranged contract. The borrower must fully collateralize the security loan at all times.

     Commitments to extend credit represent unused portions of authorizations to extend credit in the form of loans, bankers’ acceptances, guarantees or letters of credit.

     Uncommitted amounts represent an amount for which we retain the option to extend credit to a borrower.

     A note issuance facility represents an underwriting agreement that enables a borrower to issue short-term debt securities. A revolving underwriting facility represents a renewable note issuance facility that can be accessed for a specified period of time.

Financial instruments with contractual amounts representing credit risk

	2003	2002

Documentary and commercial letters of credit	$2,014	$772
Securities lending	17,520	23,967
Commitments to extend credit
Original term to maturity of 1 year or less	40,432	40,931
Original term to maturity of more than 1 year	28,182	34,115
Uncommitted amounts	59,801	45,978
Note issuance/revolving underwriting facilities	24	23

	$147,973	$145,786

Lease commitments

Minimum future rental commitments for premises and equipment under long-term non-cancellable operating and capital leases for the next five years and thereafter are shown below.

Lease commitments

2004	$388
2005	355
2006	310
2007	260
2008	224
Thereafter	681

Total	$2,218

Litigation

On June 21, 2002, a week before it was due to pay Royal Bank of Canada US$517 million plus interest under the terms of a total return swap, which is recorded in Other assets, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) initiated an action against us in New York state court in an effort to nullify its obligation under the swap.

On June 24, 2002, we instituted proceedings against Rabobank in the High Court in London, alleging that Rabobank had repudiated its obligation under the total return swap. At present, both the New York and the London actions are proceeding.

     In October 2003, we received a settlement valued at approximately US$195 million plus interest, which was in accordance with the terms of a settlement agreement reached with Enron Corporation, the Enron Creditors’ Committee and Rabobank. The settlement received has reduced the amount owing by Rabobank to US$322 million plus interest but will not otherwise affect the ongoing litigation with Rabobank. Management expects to recover the amount owing from Rabobank in its entirety and accordingly a provision for loss has not been recorded.

     Various other legal proceedings are pending that challenge certain of our practices or actions. Management considers that the aggregate liability resulting from these proceedings will not be material.

Pledged assets

Details of assets pledged against liabilities, including amounts that cannot be sold or repledged by the secured party, are shown in the following table:

Pledged assets

	2003	2002

Assets pledged to:
Foreign governments and central banks	$1,220	$1,418
Clearing systems, payment systems and depositories	1,055	1,075
Assets pledged in relation to:
Derivative transactions	2,415	1,828
Securities borrowing and lending	29,489	20,840
Obligations related to securities sold under repurchase agreements	23,735	21,109
Other	2,575	3,389

Total	$60,489	$49,659

94A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Collateral

At October 31, 2003, the approximate market value of collateral accepted that may be sold or repledged by us was $63.1 billion (2002 — $55.9 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions.

Of this amount, $40.4 billion (2002 — $36.4 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

NOTE 21 Derivative financial instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.

Derivative product types

Interest rate derivatives

Interest rate futures and forwards (forward rate agreements) are contractual obligations to buy or sell an interest-rate sensitive financial instrument on a future date at a specified price. Forward contracts are effectively tailor-made agreements that are transacted between counter-parties in the over-the-counter market, whereas futures are standardized with respect to amount and settlement dates, and are traded on regulated exchanges.

     Interest rate swaps are over-the-counter contracts in which two counterparties exchange interest payments based on rates applied to a notional amount.

     Interest rate options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified amount of an interest-rate sensitive financial instrument at a predetermined price or to receive the cash settlement value of such right. The seller receives the premium from the purchaser for this right.

Foreign exchange derivatives

Foreign exchange forwards are contractual obligations in which two counterparties agree to exchange one currency for another at a specified price for settlement at a predetermined future date. Forward contracts are effectively tailor-made agreements that are transacted between counterparties in the over-the-counter market, whereas futures are standardized with respect to amount and settlement dates, and are traded on regulated exchanges.

     Cross currency swaps involve the exchange of fixed payments in one currency for the receipt of fixed payments in another currency. Cross currency interest rate swaps involve the exchange of both interest and principal amounts in two different currencies.

     Foreign currency options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified quantity of one foreign currency in exchange for another at a predetermined price or to receive the cash settlement value of such right. The seller receives the premium from the purchaser for this right.

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument (referenced asset) from one counterparty to another. Examples of credit derivatives include credit default swaps, credit default baskets and total return swaps.

Credit default swaps provide protection against the decline in value of the referenced asset as a result of credit events such as default or bankruptcy. It is similar in structure to an option whereby the purchaser pays a premium to the seller of the credit default swap in return for payment related to the deterioration in the value of the referenced asset. Credit default baskets are similar to credit default swaps except that the underlying referenced financial instrument is a group of assets instead of a single asset.

     Total return swaps are contracts where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of the referenced asset.

Equity derivatives

Equity index futures and forwards are contractual obligations to buy or sell a fixed value (the contracted price) of an equity index, a basket of stocks or a single stock at a specified future date. Forward contracts are effectively tailor-made agreements that are transacted between counter-parties in the over-the-counter market, whereas futures are standardized with respect to amount and settlement dates, and are traded on regulated exchanges.

     Equity swaps are over-the-counter contracts in which one counter-party agrees to pay or receive from the other cash flows based on changes in the value of an equity index, a basket of stocks or a single stock.

     Equity options are contractual agreements under which the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or sell (put option), by or at a set date, a specified quantity of an underlying equity index, a basket of stocks or a single stock at a predetermined price or to receive the cash settlement value of such right. The seller receives the premium from the purchaser for this right.

Other derivative products

We also transact in other derivative products including precious metal and commodity derivative contracts in both the over-the-counter and exchange markets.

Derivatives held or issued for trading purposes

Most of our derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to clients to enable them to transfer, modify or reduce current or expected risks. Trading involves market-making, positioning and arbitrage activities. Market-making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning involves managing market risk positions with the expectation of profiting from favourable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between markets and products. We do not deal, to any significant extent, in leveraged derivative transactions. These transactions contain a multiplier which, for any given change in market prices, could cause the change in the transaction’s fair value to be significantly different from the change in fair value that would occur for a similar derivative without the multiplier.

Derivatives held or issued for non-trading purposes

We also use derivatives in connection with our own asset/liability management activities, which include hedging and investment activities.

     Interest rate swaps are used to adjust exposure to interest rate risk by modifying the repricing or maturity characteristics of existing and/or anticipated assets and liabilities. Purchased interest rate options are used to hedge redeemable deposits and other options embedded in consumer products. We manage our exposure to foreign currency risk with cross currency swaps and foreign exchange forward contracts. We use credit derivatives to manage our credit exposures and for risk diversification in our lending portfolio.

     Certain derivatives are specifically designated and qualify for hedge accounting. The purpose of hedge accounting is to minimize significant unplanned fluctuations in earnings and cash flows caused by changes in interest rates or exchange rates. Interest rate and currency fluctuations will either cause assets and liabilities to appreciate or depreciate in market value or cause variability in cash flows. When a derivative functions effectively as a hedge, gains, losses, revenues and expenses on the derivative will offset the gains, losses, revenues and expenses on the hedged item.

Canadian GAAP Royal Bank of Canada 95A

Consolidated financial statements

NOTE 21 Derivative financial instruments (continued)

     We may also choose to enter into derivative transactions to economically hedge certain business strategies that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered economically feasible to implement. In such circumstances, changes in fair value are reflected in Non-interest income.

     We did not hedge any anticipated transactions for the year ended October 31, 2003.

Adoption of AcG13

We early adopted Accounting Guideline 13, Hedging Relationships (AcG 13), on November 1, 2002. Non-trading derivatives that did not qualify for hedge accounting under AcG 13 on November 1, 2002, were carried at fair value on the balance sheet. This resulted in assets and liabilities increasing by $428 million and $395 million, respectively. The resulting transition gain of $33 million was deferred and is being recognized in Net interest income as the original hedged items affect net income.

Derivatives — Notional amounts

Notional amounts, which are off-balance sheet, serve as a point of reference for calculating payments and are a common measure of business volume. The following table provides the notional amounts of our derivative transactions by term to maturity:

Notional amount of derivatives by term to maturity (1)

	Term to maturity				2003		2002

	Within	1 to	Over 5			Other than		Other than
	1 year	5 years	years (2)	Total	Trading	trading	Trading	trading

Over-the-counter contracts
Interest rate contracts
Forward rate agreements	$71,434	$3,381	$—	$74,815	$71,845	$2,970	$194,537	$4,308
Swaps	263,446	477,903	213,426	954,775	855,482	99,293	794,961	67,303
Options purchased	20,346	12,567	10,675	43,588	43,585	3	55,289	4
Options written	22,404	13,180	11,425	47,009	47,009	—	56,080	94
Foreign exchange contracts
Forward contracts	452,447	23,701	2,440	478,588	463,561	15,027	522,035	22,684
Cross currency swaps	1,266	4,250	5,289	10,805	10,805	—	9,907	—
Cross currency interest rate swaps	17,704	45,165	33,183	96,052	91,990	4,062	71,050	3,098
Options purchased	72,446	2,139	13	74,598	74,391	207	56,160	44
Options written	76,487	2,896	—	79,383	79,383	—	61,209	627
Credit derivatives (3)	2,452	39,111	13,224	54,787	53,693	1,094	50,928	1,223
Other contracts (4)	6,818	7,209	12,906	26,933	26,489	444	22,085	534
Exchange-traded contracts
Interest rate contracts
Futures — long positions	24,857	14,087	61	39,005	39,005	—	26,761	—
Futures — short positions	28,216	5,793	175	34,184	33,878	306	36,500	293
Options purchased	56,711	10,798	—	67,509	67,311	198	640	779
Options written	28,253	2	—	28,255	28,057	198	2,059	311
Foreign exchange contracts
Futures — long positions	546	—	—	546	546	—	27	—
Futures — short positions	670	—	—	670	670	—	321	—
Other contracts (4)	22,382	3,874	—	26,256	26,256	—	18,811	—

	$1,168,885	$666,056	$302,817	$2,137,758	$2,013,956	$123,802	$1,979,360	$101,302

(1)	As of November 1, 2002, certain warrants and loan commitments disclosed as derivatives are recorded at fair value. The notional amount of $1,096 million is excluded from these amounts.

(2)	Includes contracts maturing in over 10 years with a notional value of $48,935 million (2002 — $37,322 million). The related gross positive replacement cost is $1,407 million (2002 — $1,291 million).

(3)	Comprises credit default swaps, total return swaps and credit default baskets.

(4)	Comprises precious metal, commodity and equity-linked derivative contracts.

Derivative-related credit risk

Credit risk from derivative transactions is generated by the potential for the counterparty to default on its contractual obligations when one or more transactions have a positive market value to us. This market value is referred to as replacement cost since it is an estimate of what it would cost to replace transactions at prevailing market rates if a default occurred.

     For internal risk management purposes, the credit equivalent amount arising from a derivative transaction is defined as the sum of the replacement cost plus an add-on that is an estimate of the potential change in the market value of the transaction through to maturity. The add-on is determined by statistically based models that project the expected volatility of the variable(s) underlying the derivative, whether interest rate, foreign exchange rate, equity or commodity price. Both the replacement cost and the add-on are continually re-evaluated over the life of each transaction to ensure that sound credit risk valuations are used. The risk-adjusted amount is determined by applying standard measures of counterparty risk to the credit equivalent amount.

     Netting is a technique that can reduce credit exposure from derivatives and is generally facilitated through the use of master netting agreements. The two main categories of netting are close-out netting and settlement netting. Under the close-out netting provision, if the counterparty defaults, we have the right to terminate all transactions covered by the master netting agreement at the then-prevailing market values and to sum the resulting market values, offsetting negative against positive values, to arrive at a single net amount owed by either the counterparty or us. Under the settlement netting provision, all payments and receipts in the same currency and due on the same day between specified branches are netted, generating a single payment in each currency, due either by us or the counterparty. We actively encourage counterparties to enter into master netting agreements. However, measurement of our credit exposure arising out of derivative transactions is not reduced to reflect the effects of netting unless the enforceability of that netting is supported by appropriate legal analysis as documented in our policy.

     To further manage derivative-related counterparty credit exposure, we enter into agreements containing mark-to-market cap provisions with some counterparties. Under such provisions, we have the right to request that the counterparty pay down or collateralize the current market value of its derivatives position with us. The use of collateral is a significant credit mitigation technique for managing bank and broker-dealer derivative-related credit risk.

     We subject our derivative-related credit risks to the same credit approval, limit and monitoring standards that we use for managing other transactions that create credit exposure. This includes evaluation of counterparties as to creditworthiness, and managing the size, diversification and maturity structure of the portfolio. Credit utilization for all products is compared with established limits on a continual basis and is subject to a standard exception reporting process. We utilize a single internal rating system for all credit risk exposure. In most cases, these internal ratings approximate the external risk ratings of public rating agencies. The tables below show replacement cost, credit equivalent and risk-adjusted amounts of our derivatives both before and after the impact of netting. During 2003 and 2002, neither our actual credit losses arising from derivative transactions nor the level of impaired derivative contracts were significant.

96A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Replacement cost of derivative financial instruments by risk rating and by counterparty type (1)

	Risk rating (2)					Counterparty type (3)

				BB or			OECD
As at October 31, 2003	AAA, AA	A	BBB	lower	Total	Banks	governments	Other	Total

Gross positive replacement cost (4)	$15,591	$15,246	$3,587	$2,263	$36,687	$24,867	$3,279	$8,541	$36,687
Impact of master netting agreements	(9,895)	(9,916)	(2,124)	(1,267)	(23,202)	(18,569)	—	(4,633)	(23,202)

Replacement cost (after netting agreements)	$5,696	$5,330	$1,463	$996	$13,485	$6,298	$3,279	$3,908	$13,485

Replacement cost (after netting agreements) - 2002	$4,804	$3,800	$1,279	$707	$10,590	$5,084	$2,068	$3,438	$10,590

(1)	As of November 1, 2002, certain warrants and loan commitments disclosed as derivatives are recorded at fair value. The replacement cost of $10 million is excluded from these amounts.

(2)	The bank’s internal risk ratings for major counterparty types approximate those of public rating agencies. Ratings of AAA, AA, A and BBB represent investment grade ratings and ratings of BB or lower represent non-investment grade ratings.

(3)	Counterparty type is defined in accordance with the capital adequacy requirements of the Superintendent of Financial Institutions Canada.

(4)	Represents the total current replacement cost of all outstanding contracts in a gain position, before factoring in the impact of master netting agreements. Exchange-traded instruments are subject to daily margin requirements and are excluded as they are deemed to have no additional credit risk. The fair value of these instruments at October 31, 2003, is $82 million (2002 — $194 million).

Derivative-related credit risk (1)

	2003			2002

	Replacement	Credit equivalent	Risk-adjusted	Replacement	Credit equivalent	Risk-adjusted
	cost (2)	amount (3)	balance (4)	cost (2)	amount (3)	balance(4)

Interest rate contracts
Forward rate agreements	$51	$68	$19	$178	$299	$64
Swaps	17,138	22,682	5,258	19,608	24,357	6,323
Options purchased	753	976	346	563	914	258

	17,942	23,726	5,623	20,349	25,570	6,645

Foreign exchange contracts
Forward contracts	10,201	15,148	4,137	6,802	13,049	3,685
Swaps	5,559	11,105	2,428	1,781	6,341	1,445
Options purchased	1,220	2,052	527	809	1,491	439

	16,980	28,305	7,092	9,392	20,881	5,569

Credit derivatives (5)	713	2,343	744	861	2,963	858
Other contracts (6)	1,052	1,949	633	849	1,701	529

Derivatives before master netting agreements	36,687	56,323	14,092	31,451	51,115	13,601
Impact of master netting agreements	(23,202)	(29,671)	(7,772)	(20,861)	(26,930)	(7,132)

Total derivatives after master netting agreements	$13,485	$26,652	$6,320	$10,590	$24,185	$6,469

(1)	As of November 1, 2002, certain warrants and loan commitments disclosed as derivatives are recorded at fair value. The replacement cost of $10 million is excluded from these amounts.

(2)	Represents the total current replacement cost of all outstanding contracts in a gain position, before factoring in the impact of master netting agreements. Exchange-traded instruments are subject to daily margin requirements and are excluded as they are deemed to have no additional credit risk. The fair value of these instruments at October 31, 2003, is $82 million (2002 — $194 million).

(3)	Consists of (i) the total positive replacement cost of all outstanding contracts, and (ii) an amount for potential future credit exposure as defined by the Superintendent of Financial Institutions Canada (OSFI).

(4)	Using guidelines issued by OSFI.

(5)	Comprises credit default swaps, total return swaps and credit default baskets.

(6)	Comprises precious metal, commodity and equity-linked derivative contracts.

NOTE 22 Concentrations of credit risk

Concentrations of credit risk exist if a number of clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. Concentrations of credit risk indicate the relative sensitivity of our performance to developments affecting a particular industry or geographic location. The concentrations described below are within limits as established by management.

	2003

							Other
			United				Inter-
	Canada	%	States	%	Europe	%	national	%	Total

On-balance sheet assets (1)	$157,751	73%	$30,861	14%	$21,930	10%	$4,139	3%	$214,681

Off-balance sheet
credit instruments (2)
Committed and uncommitted (3)	$59,353	46%	$41,949	33%	$22,845	18%	$4,268	3%	$128,415
Other	18,449	50	14,791	40	3,704	10	156	—	37,100
Derivatives before master netting agreement (4), (5), (6)	$7,732	21%	$10,081	27%	$17,462	48%	$1,412	4%	$36,687

	$85,534	42%	$66,821	33%	$44,011	22%	$5,836	3%	$202,202

[Additional columns below]

[Continued from above table, first column(s) repeated]

	2002

							Other
			United				Inter-
	Canada	%	States	%	Europe	%	national	%	Total

On-balance sheet assets (1)	$158,055	73%	$32,442	15%	$18,917	9%	$5,979	3%	$215,343

Off-balance sheet
credit instruments (2)
Committed and uncommitted (3)	$60,397	50%	$45,573	38%	$13,863	11%	$1,191	1%	$121,024
Other	23,266	61	10,723	28	4,235	11	148	—	38,372
Derivatives before master netting agreement (4), (5), (6)	$7,734	25%	$9,887	31%	$12,232	39%	$1,598	5%	$31,451

	$91,397	46%	$66,183	33%	$30,330	15%	$2,937	6%	$190,847

(1)	Includes assets purchased under reverse repurchase agreements, loans and customers’ liability under acceptances. The largest concentrations in Canada are Ontario at 38% (2002 — 38%) and British Columbia at 11% (2002 — 11%). No industry accounts for more than 10% of total on-balance sheet credit instruments.

(2)	Represents financial instruments with contractual amounts representing credit risk.

(3)	Of the commitments to extend credit, the largest industry concentration relates to financial institutions of 39% (2002 — 35%), government of 16% (2002 - 9%), mining and energy of 12% (2002 — 15%), transportation of 6% (2002 — 8%) and manufacturing of 3% (2002 - 8%).

(4)	The largest concentration by counterparty type of this credit risk exposure is with banks at 66% (2002 — 68%).

(5)	Represents the total current replacement cost of all outstanding contracts in a gain position, before factoring in the impact of master netting agreements. Exchange-traded instruments are subject to daily margin requirements and are excluded as they are deemed to have no additional credit risk. The fair value of these instruments at October 31, 2003, is $82 million (2002 — $194 million).

(6)	As of November 1, 2002, certain warrants and loan commitments disclosed as derivatives are recorded at fair value. The replacement cost of $10 million is excluded from these amounts.

Canadian GAAP Royal Bank of Canada 97A

Consolidated financial statements

NOTE 23 Estimated fair value of financial instruments

The estimated fair values disclosed below are designed to approximate values at which these instruments could be exchanged in a current transaction between willing parties. However, many of the financial instruments lack an available trading market and therefore, fair values are based on estimates using net present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Therefore the aggregate fair value amounts should not be interpreted as being realizable in an immediate settlement of the instruments.

     The estimated fair values disclosed below do not reflect the value of assets and liabilities that are not considered financial instruments such as premises and equipment.

Financial assets and liabilities

	2003			2002

	Book value	Fair value	Difference	Book value	Fair value	Difference

Financial assets
Cash resources	$17,554	$17,554	$—	$21,323	$21,323	$—
Securities	117,390	117,618	228	93,800	94,251	451
Assets purchased under reverse repurchase agreements	36,289	36,289	—	35,831	35,831	—
Loans	170,394	172,259	1,865	169,258	171,546	2,288
Derivative assets (1)	36,088	36,391	303	30,274	31,633	1,359
Other assets	17,579	17,579	—	17,736	17,736	—
Financial liabilities
Deposits	259,145	260,536	(1,391)	243,486	245,136	(1,650)
Acceptances	5,943	5,943	—	8,051	8,051	—
Obligations related to securities sold short	22,855	22,855	—	19,110	19,110	—
Obligations related to assets sold under repurchase agreements	23,735	23,735	—	21,109	21,109	—
Derivative liabilities (1)	38,053	38,240	(187)	32,205	33,042	(837)
Other liabilities	25,767	25,767	—	25,623	25,623	—
Subordinated debentures	6,243	6,587	(344)	6,614	6,935	(321)

(1)	As of November 1, 2002, certain warrants and loan commitments are also disclosed as derivatives and recorded at fair value on the Consolidated balance sheet.

Derivatives

	2003				2002

	Average fair value		Year-end		Year-end
	for year ended (1)		fair value		fair value

	Positive	Negative	Positive	Negative	Positive	Negative

Held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$124	$111	$47	$42	$178	$177
Swaps	19,461	19,380	16,136	15,934	18,468	18,930
Options purchased	603	—	758	—	564	—
Options written	—	532	—	773	—	474

	20,188	20,023	16,941	16,749	19,210	19,581

Foreign exchange contracts
Forward contracts	8,843	8,967	9,965	10,540	6,568	6,260
Cross currency swaps	507	410	731	624	504	340
Cross currency interest rate swaps	2,832	2,697	4,553	3,634	1,109	1,678
Options purchased	1,066	—	1,200	—	809	—
Options written	—	1,033	—	1,309	—	586

	13,248	13,107	16,449	16,107	8,990	8,864

Credit derivatives(2)	776	370	711	374	822	483
Other contracts (3)	1,082	3,374	1,103	4,332	1,028	3,093

	$35,294	$36,874	35,204	37,562	30,050	32,021

Held or issued for other than trading purposes
Interest rate contracts
Forward rate agreements			4	20	—	49
Swaps			1,003	847	1,140	842
Options purchased			—	—	1	—
Options written			—	—	—	13

			1,007	867	1,141	904

Foreign exchange contracts
Forward contracts			236	78	234	94
Cross currency interest rate swaps			275	99	168	24
Options purchased			20	—	—	—
Options written			—	—	—	3

			531	177	402	121

Credit derivatives(2)			2	22	39	8
Other contracts(3)			35	—	13	—

			1,575	1,066	1,595	1,033

Total gross fair values before netting			36,779	38,628	31,645	33,054
Impact of master netting agreements
With intent to settle net or simultaneously (4)			(388)	(388)	(12)	(12)
Without intent to settle net or simultaneously (5)			(22,814)	(22,814)	(20,849)	(20,849)

Total			$13,577	$15,426	$10,784	$12,193

(1)	Average fair value amounts are calculated based on monthly balances.

(2)	Comprises credit default swaps, total return swaps and credit default baskets.

(3)	Comprises precious metal, commodity and equity-linked derivative contracts. As of November 1, 2002, certain warrants and loan commitments are also disclosed as derivatives and recorded at fair value on the Consolidated balance sheet.

(4)	Impact of offsetting credit exposures on contracts where we have both a legally enforceable master netting agreement in place and we intend to settle the contracts on either a net basis or simultaneously.

(5)	Additional impact of offsetting credit exposures on contracts where we have a legally enforceable master netting agreement in place but do not intend to settle the contracts on a net basis or simultaneously.

98A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

Methodologies and assumptions used to estimate
fair values of financial instruments

Loans The fair value of the business and government loans portfolio is based on an assessment of interest rate risk and credit risk. Fair value is determined under a discounted cash flow methodology using a discount rate based on interest rates currently charged for new loans with similar terms and remaining maturities, adjusted for a credit risk factor, which is reviewed at least annually. Fair value of the consumer loan portfolio is based on a discounted cash flow methodology adjusted principally for prepayment risk. For certain variable rate loans that reprice frequently and loans without a stated maturity, fair values are assumed to be equal to carrying values.

Securities The fair values of securities are provided in the Securities note to the consolidated financial statements (note 5). These are based on quoted market prices, when available. If quoted market prices are not available, fair values are estimated using quoted market prices of similar securities.

Deposits The fair values of fixed rate deposits with a fixed maturity are determined by discounting the expected future cash flows, using market interest rates currently offered for deposits of similar terms and remaining maturities (adjusted for early redemptions where appropriate). The fair values of deposits with no stated maturity or deposits with floating rates are assumed to be equal to their carrying values.

Derivative financial instruments The fair value of derivatives is equal to the book value, with the exception of amounts relating to derivatives designated and qualifying for hedge accounting. The fair values of derivatives are determined using various methodologies. For exchange-traded instruments, fair value is based on quoted market prices, where available. For non-exchange-traded instruments or where no quoted market prices are available, fair value is based on prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate, incorporating primarily observable market data.

Other assets/liabilities The carrying values of Other assets and Other liabilities approximate their fair values.

Subordinated debentures The fair values of subordinated debentures are based on quoted market prices for similar issues, or current rates offered to us for debt of the same remaining maturity.

Financial instruments valued at carrying value Due to their short-term nature, the fair value of Cash resources, Assets purchased under reverse repurchase agreements, Customers’ liability under acceptances, our liability under Acceptances, Obligations related to securities sold short and Obligations related to assets sold under repurchase agreements is assumed to approximate carrying value.

NOTE 24 Subsequent events

The following significant events occurred subsequent to October 31, 2003, and prior to the issuance of our 2003 consolidated financial statements.

Issue of subordinated debentures

On November 3, 2003, we issued $1 billion of subordinated debentures through our Canadian Medium Term Note Program.

     The debentures bear interest at a fixed rate of 5.45% per annum, paid semi-annually until November 4, 2013, and at a three-month Bankers’ Acceptance rate plus 1.00%, paid quarterly thereafter until their maturity on November 4, 2018.

     We may, at our option, with the prior approval of the Superintendent of Financial Institutions Canada, redeem the debentures in whole at any time, or in part from time to time, on not less than 30 days’ and not more than 60 days’ notice to the registered holders. If the debentures are redeemed prior to November 4, 2013, the Redemption Price will be the greater of the Canada Yield Price and par. The debentures are redeemable on and after November 4, 2013, at par. The Canada Yield Price is the price that would provide a yield from the Redemption date to November 4, 2013, equal to 14 basis points plus the yield which a non-callable issue of Government of Canada bonds would carry from the Redemption Date to November 4, 2013.

Acquisition of the Canadian operation of Provident Life and
Accident Insurance Company

On November 18, 2003, RBC Insurance announced the acquisition of the Canadian operation of Provident Life and Accident Insurance Company (PLAIC), a wholly owned subsidiary of UnumProvident Corporation. As part of the acquisition, RBC Insurance will assume PLAIC’s policy liabilities and may invest up to $500 million to complete the acquisition.

     The acquisition is expected to close by March 2004 and is subject to approval by Canadian regulators.

Acquisition of Provident Financial Group Inc.

On November 21, 2003, RBC Centura Banks, Inc., acquired the operations of Cincinnati, Ohio-based Provident Financial Group Inc. (Provident). The operations include all of Provident’s operations in Florida, comprising 13 branches serving areas of Western Florida. The purchase consideration comprises US$80 million cash and the assumption of net tangible liabilities valued at approximately US$22 million. This amount represents total excess consideration of approximately US$102 million and will be allocated to core deposit intangibles and goodwill of approximately US$14 million and US$88 million, respectively.

Canadian GAAP Royal Bank of Canada 99A

Consolidated financial statements

NOTE 25 Contractual repricing and maturity schedule

The table below details our exposure to interest rate risk as defined and prescribed by the Canadian Institute of Chartered Accountants Section 3860, Financial Instruments — Disclosure and Presentation. On- and off-balance sheet financial instruments are reported based on the earlier of their contractual repricing date or maturity date. Effective interest rates have been disclosed where applicable. The effective rates shown represent historical rates for fixed-rate instruments carried at amortized cost and current market rates for floating-rate instruments or instruments carried at fair value.

     The table below does not incorporate management’s expectation of future events where expected repricing or maturity dates differ significantly from the contractual dates. We incorporate these assumptions in the management of interest rate risk exposure. These assumptions include expected repricing of trading instruments and certain loans and deposits. Taking into account these assumptions on the consolidated contractual repricing and maturity schedule at October 31, 2003, would result in a change in the under-one-year gap from $(59.1) billion to $(29.0) billion (2002 — $(37.5) billion to $(3.7) billion).

Carrying amount by earlier of contractual repricing or maturity date

	Immediately	Under 3	3 to 6	Over 6 to	Over 1 to	Over 5	Non-interest-
	rate-sensitive	months	months	12 months	5 years	years	sensitive	Total

Assets
Cash resources	$—	$12,643	$2,003	$1,319	$217	$—	$1,372	$17,554
Effective interest rate		1.65%	1.77%	2.26%	2.55%	—
Securities Trading account	—	15,354	4,484	6,051	15,157	12,888	27,893	81,827
Effective interest rate		2.23%	2.08%	2.41%	3.59%	4.86%
Investment account and loan substitute	—	6,227	2,840	5,381	14,363	5,001	1,751	35,563
Effective interest rate		3.05%	3.17%	3.72%	4.26%	4.66%
Assets purchased under reverse repurchase agreements	—	35,646	320	323	—	—	—	36,289
Effective interest rate		2.36%	2.94%	2.80%	—	—
Loans	46,443	35,961	6,371	9,782	64,769	7,378	(310)	170,394
Effective interest rate		2.36%	4.87%	5.20%	5.55%	6.03%
Other assets	—	—	—	—	—	—	61,406	61,406

	46,443	105,831	16,018	22,856	94,506	25,267	92,112	403,033

Liabilities
Deposits	98,050	86,889	17,989	21,647	31,828	1,585	1,157	259,145
Effective interest rate		2.03%	2.43%	2.49%	3.72%	4.83%
Obligations related to securities sold short	—	1,919	493	318	6,790	6,655	6,680	22,855
Effective interest rate		2.36%	2.40%	3.03%	3.46%	4.99%
Obligations related to assets sold under repurchase agreements	—	23,040	302	259	—	—	134	23,735
Effective interest rate		2.57%	2.75%	2.80%	—	—
Other liabilities	—	—	—	—	—	—	70,292	70,292
Subordinated debentures	—	1,172	350	675	2,671	1,375	—	6,243
Effective interest rate		1.90%	5.40%	5.55%	6.50%	7.39%
Non-controlling interest in subsidiaries	—	—	—	—	—	2,300	88	2,388
Effective interest rate		—	—	—	—	6.68%
Shareholders’ equity	—	—	—	—	300	532	17,543	18,375
Effective interest rate		—	—	—	4.70%	5.84%

	98,050	113,020	19,134	22,899	41,589	12,447	95,894	403,033

On-balance sheet gap	(51,607)	(7,189)	(3,116)	(43)	52,917	12,820	(3,782)	—

Off-balance sheet financial instruments (1)
Derivatives used for asset liability management purposes
Pay side instruments	—	(20,410)	(2,095)	(4,123)	(34,314)	(6,969)	—	(67,911)
Effective interest rate		4.71%	4.88%	5.06%	4.52%	5.29%
Receive side instruments	—	24,698	5,156	9,780	21,680	6,597	—	67,911
Effective interest rate		4.69%	4.02%	3.78%	4.74%	5.86%
Derivatives used for trading purposes	—	(6,718)	(2,599)	(826)	8,677	14,225	(12,759)	—
Effective interest rate		2.76%	2.75%	2.78%	3.60%	4.97%

	—	(2,430)	462	4,831	(3,957)	13,853	(12,759)	—

Total gap	$(51,607)	$(9,619)	$(2,654)	$4,788	$48,960	$26,673	$(16,541)	$—

Canadian dollar	(24,709)	(7,433)	(1,860)	4,025	37,851	3,868	(11,705)	37
Foreign currency	(26,898)	(2,186)	(794)	763	11,109	22,805	(4,836)	(37)

Total gap	$(51,607)	$(9,619)	$(2,654)	$4,788	$48,960	$26,673	$(16,541)	$—

Canadian dollar — 2002	(28,828)	9,104	3,614	112	30,953	4,475	(19,896)	(466)
Foreign currency — 2002	(25,074)	781	265	2,545	5,029	9,404	7,516	466

Total gap — 2002	$(53,902)	$9,885	$3,879	$2,657	$35,982	$13,879	$(12,380)	$—

(1)	Represents net notional amounts.

100A Canadian GAAP Royal Bank of Canada

Consolidated financial statements

NOTE 26 Reconciliation of Canadian and United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the Superintendent of Financial Institutions Canada, the consolidated financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). As required by the United States Securities and Exchange Commission, material differences between Canadian and United States GAAP are described below.

Condensed consolidated balance sheets

	2003			2002

	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP

Assets
Cash resources	$17,554	$(34)	$17,520	$21,323	$(30)	$21,293
Securities
Trading	81,827	(813)	81,014	68,328	1,129	69,457
Investment account	35,238	(35,238)	—	25,078	(25,078)	—
Loan substitute	325	(325)	—	394	(394)	—
Available for sale	—	35,783	35,783	—	25,896	25,896
Assets purchased under reverse repurchase agreements	36,289	—	36,289	35,831	—	35,831
Loans	170,394	98	170,492	169,258	62	169,320
Other
Customers’ liability under acceptances	5,943	—	5,943	8,051	—	8,051
Derivative-related amounts	35,612	1,028	36,640	30,258	992	31,250
Premises and equipment	1,670	(15)	1,655	1,653	(14)	1,639
Goodwill	4,587	46	4,633	5,004	36	5,040
Other intangibles	580	—	580	665	—	665
Reinsurance recoverables	—	3,321	3,321	—	1,946	1,946
Separate account assets	—	224	224	—	68	68
Other assets	13,014	5,483	18,497	11,113	431	11,544

	$403,033	$9,558	$412,591	$376,956	$5,044	$382,000

Liabilities and shareholders’ equity
Deposits	$259,145	$1,373	$260,518	$243,486	$1,554	$245,040
Other
Acceptances	5,943	—	5,943	8,051	—	8,051
Obligations related to securities sold short	22,855	(112)	22,743	19,110	(1,120)	17,990
Obligations related to assets sold under repurchase agreements	23,735	—	23,735	21,109	—	21,109
Derivative-related amounts	37,775	652	38,427	32,137	600	32,737
Insurance claims and policy benefit liabilities	5,256	3,374	8,630	2,825	1,922	4,747
Separate account liabilities	—	224	224	—	68	68
Other liabilities	21,318	4,881	26,199	23,372	1,702	25,074
Subordinated debentures	6,243	338	6,581	6,614	346	6,960
Non-controlling interest in subsidiaries	2,388	(914)	1,474	1,469	—	1,469
Shareholders’ equity	18,375	(258)	18,117	18,783	(28)	18,755

	$403,033	$9,558	$412,591	$376,956	$5,044	$382,000

Condensed consolidated statements of income

	2003	2002	2001

Net income, Canadian GAAP	$3,005	$2,762	$2,411
Adjustments:
Net interest income
Derivative instruments and hedging activities (2)	23	(6)	(20)
Variable Interest Entities (9)	(15)	—	—
Other (11)	(2)	(1)	—
Non-interest income
Insurance premiums, investment and fee income (1)	(311)	(133)	(129)
Derivative instruments and hedging activities (2)	5	97	18
Reclassification of securities (5)	(12)	—	—
Variable Interest Entities (9)	1	—	—
Other (11)	(160)	(152)	(140)
Provision for credit losses (5)	6	—	—
Insurance policyholder benefits, claims and acquisition expense (1)	292	205	191
Non-interest expense
Stock appreciation rights (3)	16	17	—
Insurance-related expenses (1)	35	37	—
Other (11)	122	122	114
Income taxes and net change in income taxes due to the above items (7)	17	(50)	(10)
Non-controlling interest in net income of subsidiaries (9)	14	—	—

Net income, U.S. GAAP	$3,036	$2,898	$2,435

Earnings per share	$4.48	$4.16	$3.58
Diluted earnings per share	$4.43	$4.12	$3.55

Canadian GAAP Royal Bank of Canada 101A

Consolidated financial statements

NOTE 26 Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(1)	Insurance accounting

There are differences between U.S. and Canadian GAAP treatment with respect to life insurance premiums, investments, acquisition costs and claims and policy benefit liabilities. These lead to timing differences in income and expense recognition. The accounting treatments for Reinsurance recoverables, Separate account assets and liabilities, Other assets and Other liabilities under U.S. and Canadian GAAP are also different. Under U.S. GAAP, the valuation of Insurance claims and policy benefit liabilities is based on several accounting standards issued by the Financial Accounting Standards Board (FASB), but under Canadian GAAP, the liabilities are calculated using the actuarial standards of the Canadian Institute of Actuaries. Reinsurance recoverables of ceded contracts are presented on a gross basis as a separate balance sheet asset under U.S. GAAP, rather than netted against Insurance claims and policy benefit liabilities under Canadian GAAP. Separate account assets and liabilities are presented in summary lines in the Consolidated balance sheet under U.S. GAAP, while they are not included in the consolidated financial statements under Canadian GAAP. The application of U.S. GAAP would increase Net income by $12 million for the year ended October 31, 2003. It would also increase Other assets by $3,645 million, Other liabilities by $3,541 million and Shareholders’ equity by $104 million as at October 31, 2003.

(2)	Derivative instruments and hedging activities

Under U.S. GAAP, all derivatives are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in Net income, or if the derivative is designated and to the extent it functions effectively as a cash flow hedge, in Other comprehensive income within Shareholders’ equity. For derivatives designated as fair value hedges, the changes recorded in Net income are generally offset by changes in the fair value of the hedged item attributable to the risk being hedged. The changes recorded in Other comprehensive income are subsequently amortized to Net income to offset the effects of interest rate variability on cash flows of the hedged item. Under Canadian GAAP, derivatives used in sales and trading activities and non-trading derivatives that do not qualify for hedge accounting are recorded on the balance sheet at fair value with changes in fair value recorded in Net income. Non-trading derivatives that did not qualify for hedge accounting on the adoption of Accounting Guideline 13, Hedging Relationships, are recorded at fair value with transition gains or losses being recognized in income as the original hedged item affects Net income. Where derivatives have been designated and function effectively as hedges, income or expense is recognized over the life of the hedged asset or liability as adjustments to Interest income or Interest expense. Recording derivatives and hedging activities in accordance with U.S. GAAP would increase Net income by $18 million for the year ended October 31, 2003. It would also increase Securities by $34 million, Loans by $51 million, Other assets by $792 million, Deposits by $76 million, Other liabilities by $460 million and Subordinated debentures by $338 million, and would decrease Cash resources by $34 million, and Shareholders’ equity by $31 million as at October 31, 2003.

(3)	Stock appreciation rights

Between November 29, 1999, and June 5, 2001, grants of options under the employee stock option plan were accompanied by tandem stock appreciation rights (SARs). With SARs, participants could choose to exercise a SAR instead of the corresponding option. In such cases, the participants received a cash payment equal to the difference between the closing price of common shares on the day immediately preceding the day of exercise and the exercise price of the option. For such plans, compensation expense under U.S. GAAP would be measured using estimates based on past experience of participants exercising SARs rather than the corresponding options. However, Canadian GAAP considers such a plan to result in a liability and requires measurement of compensation expense assuming that all participants will exercise SARs. Recording compensation expense in accordance with U.S. GAAP would increase Net income by $11 million for the year ended October 31, 2003. It would also increase Shareholders’ equity by $19 million, and would decrease Other assets by $11 million and Other liabilities by $30 million as at October 31, 2003.

(4)	Additional pension obligation

For defined benefit pension plans, U.S. GAAP requires that the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in Other comprehensive income. Recording this additional pension obligation in accordance with U.S. GAAP would increase Other assets by $280 million and Other liabilities by $770 million, and would reduce Shareholders’ equity by $490 million as at October 31, 2003.

(5)	Reclassification of securities

Under U.S. GAAP, Securities are classified as Trading account (carried at estimated fair value) or Available for sale (carried at estimated fair value). The net unrealized gain (loss) on Available for sale securities, net of related income taxes, is reported as Other comprehensive income within Shareholders’ equity except where the changes in market value are effectively hedged by derivatives. These hedged unrealized gains (losses) are recorded in Net income, where they are generally offset by the changes in fair value of the hedging derivatives. Writedowns to reflect other than temporary impairment in the value of Available for sale securities are included in Non-interest income. Under Canadian GAAP, Securities are classified as Trading account (carried at estimated fair value), Investment account (carried at amortized cost) or Loan substitute. Writedowns to reflect other than temporary impairment in the value of Investment account securities are included in Non-interest income. Loan substitute securities are accorded the accounting treatment applicable to loans and, if required, are reduced by an allowance for credit losses. Classifying Securities in accordance with U.S. GAAP would decrease Net income by $4 million for the year ended October 31, 2003. It would also increase Securities by $182 million and Shareholders’ equity by $116 million, and would decrease Other assets by $66 million as at October 31, 2003.

(6)	Trade date accounting

Under U.S. GAAP, trade date accounting for Securities is used for both the Consolidated balance sheet and the Consolidated statement of income. Under Canadian GAAP settlement date accounting is used for the Consolidated balance sheet and trade date accounting is used for the Consolidated statement of income. The application of trade date accounting to our Consolidated balance sheet would increase Other assets by $1,639 million and Other liabilities by $469 million, and would decrease Securities by $1,170 million as at October 31, 2003.

(7)	Income taxes

Under U.S. GAAP, the effects of changes in tax rates on deferred income taxes are recorded when the tax rate change has been passed into law. Under Canadian GAAP, these effects are recorded when the tax rate change has been substantively enacted. The reductions in the corporate tax rate announced during calendar year 2000 and considered substantively enacted then, were passed into law in 2001.

(8)	Guarantees

Under U.S. GAAP, the initial liability for obligations assumed with respect to guarantees issued or modified after December 31, 2002, is recorded on the balance sheet at fair value. Recording guarantees in accordance with U.S. GAAP would increase Other assets and Other liabilities by $38 million as at October 31, 2003.

(9)	Variable Interest Entities

Pursuant to FIN 46, Consolidation of Variable Interest Entities, under U.S. GAAP we consolidate Variable Interest Entities (VIEs) created after January 31, 2003, where we are the entity’s Primary Beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Primary Beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. Under Canadian GAAP, pending the adoption of Accounting Guideline 15, Consolidation of Variable Interest Entities, we consolidate these entities if we control them for economic benefits and are exposed to the related risks. Recording VIEs in accordance with U.S. GAAP would increase Loans by $47 million, Deposits by $938 million and Other liabilities by $12 million, and would decrease Other assets by $11 million, and Non-controlling interest in subsidiaries by $914 million as at October 31, 2003.

(10)	Non-cash collateral

Under U.S. GAAP, non-cash collateral received in securities lending transactions is recorded on the Consolidated balance sheet with a corresponding obligation to return it if we have the ability to sell or repledge it. This would increase Other assets and Other liabilities by $3,877 million as at October 31, 2003.

(11)	Other

Other differences between U.S. and Canadian GAAP relate to the right of offset, accounting for joint ventures and other minor items. Investments in joint ventures are proportionately consolidated under Canadian GAAP and accounted for under the equity method under U.S. GAAP. Accounting for joint ventures in accordance with U.S. GAAP would not affect Net income. The net of these items would decrease Net income by $6 million for the year ended October 31, 2003, and would also increase Securities by $361 million, Deposits by $359 million and Shareholders’ equity by $24 million, and would decrease Other assets by $96 million and Other liabilities by $118 million as at October 31, 2003.

102A Canadian GAAP Royal Bank of Canada

Supplementary information

Quarterly highlights

2003	2002

(C$ millions, except per share and percentage amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Consolidated statement of income
Net interest income	$1,633	$1,653	$1,633	$1,723	$1,740	$1,704	$1,684	$1,807
Non-interest income	2,727	2,795	2,532	2,722	2,528	2,547	2,693	2,552
Provision for credit losses	(140)	(170)	(211)	(200)	(235)	(216)	(328)	(286)
Insurance policyholder benefits, claims and acquisition expense	(513)	(424)	(351)	(408)	(420)	(389)	(448)	(278)
Non-interest expense	(2,624)	(2,615)	(2,560)	(2,610)	(2,634)	(2,547)	(2,583)	(2,656)
Income taxes	(300)	(425)	(315)	(420)	(285)	(375)	(315)	(390)
Non-controlling interest	(37)	(31)	(31)	(28)	(28)	(27)	(26)	(27)

Net income	$746	$783	$697	$779	$666	$697	$677	$722

Earnings per share (1)
Basic	$1.12	$1.17	$1.01	$1.14	$.96	$1.00	$.97	$1.03
Diluted	1.11	1.16	1.00	1.12	.95	.99	.96	1.03
Performance ratios
Return on common equity	16.5%	17.5%	15.7%	17.1%	14.8%	15.6%	16.0%	16.9%
Return on assets	.74	.78	.72	.79	.70	.76	.76	.79
Return on assets after preferred dividends	.73	.77	.70	.76	.67	.73	.73	.76
Net interest margin (2)	1.62	1.65	1.69	1.74	1.83	1.86	1.89	1.98
Non-interest incomeas a % of total revenues	62.5	62.8	60.8	61.2	59.2	59.9	61.5	58.5
Consolidated balance sheet
Assets
Cash resources and securities	$134,944	$129,032	$126,436	$120,744	$115,123	$111,813	$107,785	$101,795
Assets purchased under reverse repurchase agreements	36,289	41,868	37,087	37,874	35,831	34,938	33,373	30,503
Residential mortgage loans	78,817	77,199	74,429	73,415	72,840	70,639	70,116	69,436
Personal loans	34,003	33,171	32,451	31,956	31,956	32,222	32,292	31,600
Credit card loans	4,816	5,625	5,327	5,214	4,914	4,774	4,445	4,338
Business and government loans	54,813	57,187	57,854	59,957	61,751	64,138	63,554	64,234
Allowance for loan losses	(2,055)	(2,156)	(2,226)	(2,267)	(2,203)	(2,218)	(2,338)	(2,345)
Other assets	61,406	62,053	60,730	62,911	56,744	57,135	47,090	54,152

$403,033	$403,979	$392,088	$389,804	$376,956	$373,441	$356,317	$353,713

Liabilities and shareholders’ equity
Personal deposits	$106,709	$106,776	$105,845	$105,293	$101,892	$101,072	$99,990	$100,505
Business, government and bank deposits	152,436	149,675	145,310	142,880	141,594	143,383	135,888	133,659
Other liabilities	116,882	120,187	113,907	114,340	106,604	101,628	93,377	92,773
Subordinated debentures	6,243	6,440	6,474	6,571	6,614	7,043	7,025	7,105
Non-controlling interest in subsidiaries	2,388	2,355	1,475	1,445	1,469	1,444	1,466	1,440
Total equity	18,375	18,546	19,077	19,275	18,783	18,871	18,571	18,231

$403,033	$403,979	$392,088	$389,804	$376,956	$373,441	$356,317	$353,713

Selected average balances and off-balance sheet data
Averages (3)
Assets	$399,100	$397,000	$395,800	$393,600	$377,700	$362,900	$366,300	$362,400
Loans, acceptances and reverse repurchase agreements	217,239	214,414	216,274	220,271	217,168	208,338	207,531	209,439
Deposits	250,986	250,659	248,274	253,105	247,258	236,918	237,479	239,838
Common equity	17,623	17,506	17,667	17,500	17,170	17,055	16,681	16,365
Total equity	18,459	18,509	19,184	19,044	18,833	18,747	18,387	18,149
Assets under administration	1,483,900	1,444,000	1,368,200	1,434,200	1,365,900	1,413,100	1,442,800	1,426,600
Assets under management	88,900	89,200	88,700	91,600	90,800	94,200	96,200	103,300
Provision for credit losses
Specific	$140	$170	$211	$200	$235	$216	$328	$286
General provision
General allocated	7	(5)	2	2	(15)	4	—	(11)
General unallocated	(7)	5	(2)	(2)	15	(4)	—	11

Total general provision	—	—	—	—	—	—	—	—

Total	$140	$170	$211	$200	$235	$216	$328	$286

Net impaired loans as a % of loans, acceptances and reverse repurchase agreements	.46%	.48%	.59%	.67%	.65%	.69%	.71%	.81%
Capital ratios
Common equity/risk-adjusted assets	10.5%	10.4%	10.6%	10.6%	10.4%	10.2%	10.0%	9.8%
Tier 1	9.7	9.6	9.6	9.4	9.3	9.1	9.0	8.8
Total	12.8	12.7	12.8	12.7	12.7	12.7	12.6	12.3
Common share information
Shares outstanding (in thousands)
End of period	656,021	658,612	662,427	666,439	665,257	671,671	673,860	673,596
Average basic	656,952	660,810	664,634	666,006	668,868	673,787	673,751	674,465
Average diluted	663,841	667,543	671,398	673,400	674,840	679,168	678,751	679,729
Dividends per share	$.46	$.43	$.43	$.40	$.40	$.38	$.38	$.36
Book value per share	26.74	26.88	26.53	26.62	25.91	25.56	25.04	24.53
Common share price —	High (4)	65.00	61.64	59.91	59.86	57.55	58.89	57.07	52.45
Low (4)	57.50	56.75	53.26	53.91	48.80	45.05	46.36	46.81
Close	63.48	58.90	59.80	53.30	54.41	53.45	54.97	50.00
Dividend yield	3.0%	2.9%	3.0%	2.8%	3.0%	2.9%	2.9%	2.9%
Dividend payout ratio	41%	37%	42%	35%	41%	38%	39%	35%

(1)	Earnings per share for the year may not equal the sum of the quarters.

(2)	Net interest income as a percentage of average assets.

(3)	Based on methods intended to approximate the average of the daily balances for the period.

(4)	Intraday high and low share prices.

108A Canadian GAAP Royal Bank of Canada